Filed by Transocean Inc.

Commission File No. 005-60501

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Songa Offshore SE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  August 13, 2017

TRANSOCEAN LTD.

(Exact name of registrant as specified in its charter)

Switzerland	000-53533	98-0599916
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

Turmstrasse 30
6300 Zug
Switzerland	CH-6300
(Address of principal executive offices)	(zip code)

Registrant’s telephone number, including area code: +41 (22) 930-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒                    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.

Transaction Agreement

On August 13, 2017, Transocean Ltd., a Swiss corporation (“Transocean”), Transocean Inc., a Cayman Islands exempted company and wholly owned subsidiary of Transocean, and Songa Offshore SE, a European public company limited by shares (or societas Europaea) existing under the laws of Cyprus (“Songa”), entered into a transaction agreement (the “Transaction Agreement”), pursuant to which Transocean will, subject to certain conditions, offer to acquire all of the outstanding shares of Songa (the “Transaction”).

Pursuant to the Transaction Agreement, Transocean and Transocean Inc. or another wholly owned subsidiary of Transocean Ltd. (collectively referred to as the “Offeror”) will make a public voluntary exchange offer (the “Offer”) to exchange each share of Songa (the “Songa Shares”) for consideration consisting of a combination of (i) newly issued shares of Transocean, par value CHF 0.10 per share (the “Consideration Shares”), and (ii) senior unsecured exchangeable bonds convertible into new shares of Transocean (the “Exchangeable Bonds”). As part of the Offer, each Songa shareholder may also elect to receive an amount in cash of up to NOK 125,000 (the “Cash Election”) in lieu of some or all of the Exchangeable Bonds and Consideration Shares such shareholder would otherwise be entitled to receive in the Offer (the value of such cash and the value of the aggregate number of Consideration Shares and Exchangeable Bonds to be delivered per Songa Share, the “Offer Price”). The Offer Price shall be equal to NOK 47.50 per Songa Share. The value of each Consideration Share delivered in the Offer is NOK 66.4815, which is based on the USD 8.39 per share closing price of the registered shares of Transocean on the New York Stock Exchange (the “NYSE”) and the NOK/USD closing price of 7.9239 as determined by Norges Bank, each on August 14, 2017 (being the trading day immediately prior to the announcement of the Offer). The value of each Exchangeable Bond delivered in the Offer will be the nominal amount of such Exchangeable Bond. The number of Consideration Shares and Exchangeable Bonds issued to (a) each Songa shareholder who accepts the Offer and (b) any Songa shareholder in connection with any mandatory offer in accordance with the rules of chapter 6 of the Norwegian Securities Trading Act 2007 or compulsory acquisition following the completion of the Offer, in each case, will be rounded down to the nearest whole number of Consideration Shares or Exchangeable Bonds, as applicable. The aggregate Offer Price paid to each Songa shareholder participating in the Offer will be comprised, as near as possible, of 50% Consideration Shares and 50% Exchangeable Bonds, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Exchangeable Bonds issued to such shareholder and second from the aggregate number of Consideration Shares issued to such shareholder.

Pursuant to the Transaction Agreement and subject to making the Offer, the Offeror will also make an offer (the “Bond Offer”) to the holders (the “Bondholders”) of Songa bonds of the series SONG04 (ISIN NO 001 062875.3) (“SONG04 Bonds”) and SONG05 (ISIN NO 001 064940.3) (“SONG05 Bonds”, and together with SONG04 Bonds the “Bonds”) to exchange (i) each SONG04 Bond for Exchangeable Bonds, cash or a combination thereof in a total amount equal to 103.5% of the principal amount of such bonds and (ii) each SONG05 Bond for Exchangeable Bonds, cash or a combination thereof in a total amount equal to 101% of the principal amount of such bonds (the value of the Exchangeable Bonds and/or cash to be delivered per Bond, the “Bond Offer Price”), in each case plus accrued interest up to completion. Subject to making the Offer, the Offeror will also issue to Perestroika AS (“Perestroika AS”) Exchangeable Bonds in exchange for its USD 50 million loan to Songa (the “Loan”) in a total amount equal to 100% of the principal amount of the Loan, plus accrued interest until the time of the completion of such exchange.

The Transaction Agreement also provides that Perestroika AS shall have the right, conditional upon completion of the Offer, to designate one individual for election to the Board of Directors of Transocean (the “Perestroika Designee”), which designee shall be Mr. Frederik Mohn, Chairman of Songa and an affiliate of Perestroika AS. The Perestroika Designee shall be submitted as a director nominee for election by Transocean’s shareholders at an extraordinary general meeting of Transocean’s shareholders.

The Transaction Agreement was approved by the Board of Directors of each of Transocean, Transocean Inc. and Songa. The consummation of the Offer is subject to the satisfaction of customary closing conditions, including, among others (i) acceptance by shareholders representing more than 90% of the total share capital of Songa on a fully diluted basis and representing more than 90% of the votes which can be exercised in the general meeting of Songa, (ii) receipt of all governmental and regulatory approvals, (iii) the absence of any court, governmental or regulatory action restraining or prohibiting the completion of the Offer or imposing conditions upon the Offer that the Offeror, in its sole discretion,

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determines to be unduly burdensome, (iv) the absence of certain changes or decisions to make changes to the share capital of Songa, (v) prior to the completion of the Offer, there shall have been no material adverse change (as defined in the Transaction Agreement), (vi) (a) approval by Transocean’s shareholders of the issuance of the Consideration Shares and the creation of certain additional authorized share capital and (b) registration of the Consideration Shares with the Swiss commercial register, (vii) listing on the NYSE of the Consideration Shares and the Transocean shares issuable upon conversion of the Exchangeable Bonds, (viii) the declaration of effectiveness of one or more registration statements on Form S-4 with respect to the Offer (or a Form CB having been filed by Transocean with respect to the Offer), (ix) the information about Songa provided to the Offeror remaining accurate in all material respects, (x) compliance by Songa with its obligations under the Transaction Agreement in all material respects, and (xi) the election of the Perestroika Designee to the Transocean board of directors at the Transocean extraordinary general meeting and (xii) to the extent the Offer is commenced prior to September 17, 2017, the Offeror concluding its confirmatory due diligence on or prior to September 17, 2017, without any findings that are material to the business or value of Songa.

Each of Songa and Transocean has agreed to various customary covenants and agreements, including covenants to conduct its respective business in the ordinary course and in accordance with past practice and applicable laws prior to the completion of the Offer. Songa has also agreed not to (i) solicit proposals relating to certain alternative transactions or (ii) enter into discussions or negotiations or provide non-public information in connection with any proposal for an alternative transaction from a third party, subject to certain exceptions to permit Songa’s board of directors to comply with its fiduciary duties. Notwithstanding these restrictions, under specified circumstances Songa’s board of directors may change its recommendation and may also terminate the Transaction Agreement to accept a superior proposal.

The Transaction Agreement may be terminated under certain circumstances, including (in each case subject to certain exceptions) (i) if the Offer has not been completed by the long stop date under the Transaction Agreement of January 31, 2018 (as the long stop date may be extended, the “long stop date”), (ii) a change in recommendation regarding the Offer by the Songa Board, (iii) a material breach of the Transaction Agreement by either party or by shareholders who have executed Pre-acceptances (as defined below) representing a specified percentage of the total share capital of Songa, (iv) the occurrence of a material adverse change relating to Songa, (v) failure to receive the Pre-acceptances from shareholders representing a specified percentage of the total share capital of Songa, (vi) Pre-acceptances representing a specified percentage of the total share capital of Songa ceasing to remain in full force and effect, (vii) the Offeror making findings in its confirmatory due diligence that are material to the business or value of Songa, (viii) following the occurrence of any event that makes any of the conditions to the Offer described above incapable of satisfaction prior to the long stop date or (ix) by mutual consent of the parties.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

Pre-acceptances

Simultaneously with the execution of the Transaction Agreement, Perestroika AS executed an irrevocable pre-acceptance agreement (the “Perestroika AS Pre-acceptance”), pursuant to which Perestroika AS irrevocably and unconditionally agreed to exchange all of its Songa Shares (including any shares acquired after the date of the Perestroika AS Pre-acceptance and any shares acquired upon exercise, exchange or conversion of any other securities to acquire Songa Shares) in the Offer. As part of the Perestroika AS Pre-acceptance, Perestroika also agreed to (1) sell and exchange with the Offeror all Bonds owned by Perestroika AS for the applicable Bond Offer Price and (2) sell and exchange all Perestroika AS’s holdings in the USD 50 million loan to Songa for Exchangeable Bonds in a total amount equal to 100% of the principal amount of the Loan, plus accrued interest until the time of the completion of such exchange.

The Offeror has also entered into similar irrevocable pre-acceptances of the Offer with certain funds affiliated with Asia Research & Capital Management Ltd., York Capital Management and Songa’s directors (collectively, the “Post-Execution Pre-acceptances” and together with the Perestroika AS Pre-acceptance, the “Pre-acceptances”). Collectively, the Pre-acceptances represent approximately 76.6% of all Songa Shares on a fully diluted basis.

The Pre-acceptances (as applicable) terminate, among other events, in the event that the Offer has lapsed as a result of the conditions to completion of the Offer not having been fulfilled or waived by the Offeror, subject to certain exceptions, as of January 31, 2018. The Perestroika AS Pre-acceptance also terminates if (1) a material adverse change

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(as defined in the Perestroika AS Pre-acceptance) with respect to Transocean and its subsidiaries has occurred or (2) Transocean’s shareholders fail to approve the election of the Perestroika Designee.

The foregoing description of the Pre-acceptances does not purport to be complete and is qualified in its entirety by reference to the forms of Pre-acceptance, copies of which are filed herewith as Exhibits 10.1, 10.2 and 10.3 and are incorporated herein by reference.

The Transaction Agreement and Pre-acceptances have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about Transocean or Songa or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about Transocean in its public reports filed with the Securities and Exchange Commission (the “SEC”) or in Songa’s reports made publicly available. The representations, warranties and covenants contained in the Transaction Agreement and the Pre-acceptances were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Transaction Agreement and the Pre-acceptances, which subsequent information may or may not be fully reflected in Transocean’s or Songa’s respective public disclosures.

Item 7.01    Regulation FD Disclosure.

On August 15, 2017, Transocean issued a press release and released an investor presentation announcing the transaction, copies of which are being furnished as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Transocean is furnishing the information in this Item 7.01, including the information contained in Exhibits 99.1 and 99.2, to comply with Regulation FD. The information contained in this Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, regardless of any general incorporation language in such filings.

Item 9.01    Financial Statements and Exhibits

(d)  Exhibits.

Exhibit No.	Description

2.1*	Transaction Agreement, dated August 13, 2017, among Transocean Ltd., Transocean Inc. and Songa Offshore SE.

10.1	Pre-acceptance, dated August 13, 2017, between Transocean Ltd. and Perestroika AS.

10.2	Pre-acceptance, dated August 15, 2017, between Transocean Ltd. and certain funds affiliated with Asia Research & Capital Management Ltd.

10.3	Form of Pre-acceptance among Transocean Ltd. and certain shareholders of Songa Offshore SE.

99.1	Press release issued by Transocean Ltd., dated August 15, 2017.

99.2	Investor presentation, dated August 15, 2017.

*     Certain of the appendices to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a copy of any schedule omitted from this exhibit to the SEC upon request.

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Additional Information and Where to Find It

In connection with the Transaction, Transocean will file with the SEC a proxy statement of Transocean Ltd. (the “Proxy Statement”) and the Offeror will file a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Consideration Shares and Exchangeable Bonds to be issued in the Transaction (the “Prospectus”). When available, Transocean will mail the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and the Offeror will distribute the Prospectus to certain securityholders of Songa in the United States in connection with the transaction and related Offer contemplated by the Transaction Agreement. Transocean Ltd. and Transocean Inc. are also expected to file an offer document with the Financial Supervisory Authority of Norway (the “Norwegian FSA”).

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: www.sec.gov. In addition, shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and Transocean Inc. with the SEC from Transocean’s website at: www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and Transocean Inc. may file with the SEC in connection with the proposed transaction. The final terms and further provisions regarding the Offer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and Transocean Inc. with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

Each of Transocean, Transocean Inc., and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean’ shareholders with respect to the approvals required to complete the Transaction and the solicitation of acceptances for the exchange offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed transaction, by security holdings or otherwise, will be set forth in the Proxy Statement and Prospectus when they are filed with the SEC. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017, and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the exchange offer will be included in the proxy statement to be filed with the SEC. These documents are available to shareholders free of charge from the SEC’s website at: www.sec.gov and from the investor relations section of Transocean’s website at: www.deepwater.com.

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Cautionary Statement About Forward Looking Statements

The statements described in this Form 8-K and referenced press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements contain words such as “possible,” “intend,” “will,” “if,” “expect” or other similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the Transaction, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects; timing of Transocean’s newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the expected timing and likelihood of the completion of the contemplated transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated transaction that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement; the ability to successfully complete the Transaction, including the related exchange offers; regulatory or other limitations imposed as a result of the Transaction; the success of the business following completion of the Transaction; the ability to successfully integrate the Transocean and Songa businesses; the possibility that Transocean’s shareholders may not approve certain matters that are conditions to the Transaction or that the requisite number of Songa shares may not be exchanged in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or completion of the Transaction could have adverse effects on the market price of Transocean’s or Songa’s shares or the ability of Transocean or Songa to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Transocean may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; and other factors, including those and other risks discussed in Transocean’s most recent Annual Report on Form 10-K for the year ended December 31, 2016, and in Transocean’s other filings with the SEC, which are available free of charge on the SEC’s website at: www.sec.gov, and in Songa’s annual and quarterly financial reports made publicly available. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Transocean or to persons acting on Transocean’s behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and each of Transocean and Songa undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which either Transocean or Songa become aware of, after the date hereof, except as otherwise may be required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSOCEAN LTD.

Date: August 15, 2017	By:	/s/ Daniel Ro-Trock
Name: Daniel Ro-Trock
Title: Authorized Person

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Index to Exhibits

Exhibit No.	Description

2.1*	Transaction Agreement, dated August 13, 2017, among Transocean Ltd., Transocean Inc. and Songa Offshore SE.

10.1	Pre-acceptance, dated August 13, 2017, between Transocean Ltd. and Perestroika AS.

10.2	Pre-acceptance, dated August 15, 2017, between Transocean Ltd. and certain funds affiliated with Asia Research & Capital Management Ltd.

10.3	Form of Pre-acceptance among Transocean Ltd. and certain shareholders of Songa Offshore SE.

99.1	Press release issued by Transocean Ltd., dated August 15, 2017.

99.2	Investor presentation, dated August 15, 2017.

*     Certain of the appendices to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a copy of any schedule omitted from this exhibit to the SEC upon request.

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Exhibit 2.1

Execution Version

Transaction Agreement

BETWEEN

TRANSOCEAN INC.

TRANSOCEAN LTD.

AND

SONGA OFFSHORE SE

August 13, 2017

TABLE OF CONTENTS

1.	BACKGROUND	3

2.	THE OFFER	4

3.	SONGA OFFSHORE BOARD RECOMMENDATION	11

4.	UNDERTAKINGS	11

5.	NON-SOLICITATION	18

6.	COMPETING OFFERS — RIGHT TO AMEND	19

7.	COMPETITION FILINGS	20

8.	PUBLIC ANNOUNCEMENTS, PRESS RELEASES ETC.	21

9.	TERMINATION	21

10.	SPECIFIC PERFORMANCE	24

11.	NOTICES	24

12.	MISCELLANEOUS	26

13.	REPRESENTATIONS AND WARRANTIES OF BOTH PARTIES	27

14.	FURTHER REPRESENTATIONS AND WARRANTIES	28

15.	GOVERNING LAW AND DISPUTE RESOLUTION	31

APPENDIX 1	TERMS AND CONDITIONS OF THE OFFER

APPENDIX 2	TERM SHEET FOR CONVERTIBLE BOND

APPENDIX 3	OFFEROR ANNOUNCEMENT RELEASE

APPENDIX 4	SONGA OFFSHORE ANNOUNCEMENT RELEASE

APPENDIX 5	PRE-ACCEPTANCE AGREEMENT

APPENDIX 6	INDICATIVE TIMETABLE

APPENDIX 7	SONGA BOARD RECOMMENDATION

APPENDIX 8	INDEPENDENT STATEMENT

APPENDIX 9	LIST OF SUBSIDIARIES

This Agreement (this “Agreement”) is made on August 13, 2017 between:

(1)                       Transocean Inc., a Cayman Islands Exempted company with company registration number 89645 (“Transocean Inc.”);

(2)                       Transocean Ltd., a Swiss corporation with its registered office in Steinhausen, Canton of Zug, Switzerland (“Transocean Ltd.”); and

(3)                       Songa Offshore SE, a European public company limited by shares (or societas europaea), duly registered and validly existing under the laws of Cyprus with company registration number SE9 (“Songa Offshore”).

Transocean Inc., Transocean Ltd. and Songa Offshore are hereinafter sometimes referred to collectively as the “Parties”, and individually as a “Party”.

1.                                                BACKGROUND

1.1                                         Transocean Inc. is a wholly-owned subsidiary of Transocean Ltd., which is the ultimate parent company of the Transocean group. Transocean Ltd. is listed on the New York Stock Exchange and together with its subsidiaries operates in the offshore drilling business.

1.2                                         Songa Offshore is an offshore drilling contractor headquartered in Limassol, Cyprus and listed on the main market of the Oslo Stock Exchange (“Oslo Børs”).

1.3                                         Transocean Ltd. and Songa Offshore have discussed and agreed, on the terms and conditions set out herein, to seek to complete a business combination (the “Combination”), to be effected by Transocean Ltd. and Transocean Inc. or another wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”) making a recommended public voluntary exchange offer for all the issued and outstanding shares (including ordinary shares, restricted shares and shares of any other class) of Songa Offshore (the “Songa Shares”) on such terms and conditions set out in Clause 2 and Appendix 1 attached to this Agreement (the “Offer”). Subject to the terms and conditions set forth herein (including the Appendices hereto), the Offeror will further make an offer to acquire the issued and outstanding Bonds (as defined below) issued by Songa Offshore as set out in Clause 2.19 and terminate, on behalf of Songa Offshore, the Loan (as defined below) in the manner and pursuant to the terms as set out in Clause 2.20.

1.4                                         Prior to this Agreement, the Parties have each performed an initial due diligence review of the other Party and its applicable subsidiaries and affiliates according to agreed scopes and documentation requests.  Through such due diligence, the Offeror has reviewed the customer contracts of Songa Offshore and its subsidiaries, as well as the Norwegian exit tax case of Songa Offshore and matters related to Opus and Songa Offshore’s reported disputes with DSME (such matters, collectively, the “Phase 1 Due Diligence”), all with a satisfactory result, but the Offeror is still completing due diligence on other matters that it has begun to review.  The Offeror shall have the right to conduct certain further confirmatory legal, financial, commercial and technical due diligence of Songa Offshore and its subsidiaries after the date of this Agreement, such due diligence however only to cover items other than the Phase 1 Due Diligence.  Songa Offshore shall cooperate and assist Offeror and its representatives with such confirmatory legal, financial, commercial and technical due diligence as reasonably requested by Offeror and its representatives, including providing access at the reasonable request of Offeror and its representatives to documents, information and personnel of Songa Offshore to complete such confirmatory due diligence. For the avoidance of doubt, nothing in the third sentence of this Clause 1.4 related to the non-Phase

1 Due Diligence shall be construed to limit, in any way, the obligations of the Offeror contained in this Agreement; provided, that the foregoing shall not limit Offeror’s rights in Clause 9.1.

1.5                                         Simultaneously with the execution of this Agreement, Perestroika AS, a Norwegian private limited company controlled by Mr. Frederik Mohn, chairman of the Songa Board (“Perestroika AS”), has given an irrevocable pre-acceptance of the Offer to the Offeror (the “Perestroika AS Pre-acceptance”), on substantially such terms as set out in Appendix 5 of this Agreement.  As soon as practicable following the execution of this Agreement, Offeror and Songa Offshore will use their respective reasonable best efforts to obtain irrevocable pre-acceptances of the Offer (substantially on such terms as set out in Appendix 5 of this Agreement) (but for avoidance of doubt without references to lock-up and director appointments) for Songa Shares that are beneficially owned by Asia Research & Capital Management Ltd., which together with Perestroika AS, constitute in the aggregate at least 63% of the Songa Shares on a fully diluted basis as well as board members and members of the executive management holding Songa Shares (collectively, the “Post-Execution Pre-acceptances” and together with the Perestroika AS Pre-acceptance, the “Pre-acceptances”). The Pre-acceptances also include or will include, where relevant, irrevocable commitments to tender Bonds and exchange the Loan.

1.6                                         Songa Offshore, represented by its board of directors (the “Songa Board”), and Transocean Ltd. and Transocean Inc. enter into this Agreement to set forth their respective rights and obligations in connection with the Combination and the Offer, the Bond Offer (as defined below) and the Loan Exchange (as defined below).

1.7                                         Perestroika AS shall be afforded the right to designate one individual that the board of directors of Transocean Ltd. will propose to Transocean Ltd.’s shareholders for election to Transocean Ltd.’s board of directors at the extraordinary general meeting of shareholders at which the Transocean Ltd. Shareholder Approvals (as defined in Clause 2.6) are sought (including any adjournment or postponement thereof (the “Transocean Ltd. Meeting”).  Any such proposal and election shall be conditional upon the completion of the Offer and the other transactions contemplated by this Agreement.  The individual designated by Perestroika AS (the “Perestroika Designee”) shall be Mr. Frederik Mohn.

2.                                                THE OFFER

2.1                                         Subject to the conditions set out in Clause 2.9, the Offeror shall make the Offer to exchange each Songa Share for consideration consisting of a combination of (i) newly issued registered shares of Transocean Ltd. at par value CHF 0.10 each (the “Consideration Shares”), (ii) senior unsecured exchangeable bonds convertible into shares in Transocean Ltd., such bonds to be issued on the terms set out in Appendix 2 to this Agreement (the “Consideration CBs”), and (iii) at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of Consideration Shares and Consideration CBs to be delivered per Songa Share, the “Offer Price”). The Offer shall in all material respects be on the terms and subject to the closing conditions set out in Appendix 1 to this Agreement, provided that one or more of such closing conditions may be waived by the Offeror as set out in Appendix 1. The Offer Price shall be equal to NOK 47.50 per Songa Share. The value of each Consideration Share will be determined based on the closing price of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price at 4:00 pm CET as determined by Norges Bank, each on the trading day immediately preceding the announcement of the Offer.  The value of each Consideration CB delivered in the Offer will be the nominal amount of such Consideration CB. Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash).  The number of Consideration Shares issued to (a) each Songa Offshore shareholder who accepts the Offer and (b) following the completion of the Offer, any Songa Offshore shareholder in connection with any mandatory offer in accordance with the rules of chapter 6 of the Norwegian Securities Trading Act 2007 or compulsory acquisition, in each case, will be rounded down to the nearest whole number of Consideration Shares or Consideration CBs.  Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Consideration CBs, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Consideration CBs issued to such shareholder and second to the aggregate number of Consideration Shares issued to such shareholder. The number of Consideration Shares and Consideration CBs shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Transocean Ltd. or Songa Shares, as applicable), reclassification, combination, exchange of shares or other like change (other than in connection with the transactions contemplated by this Agreement, including any issuances of shares by Songa Offshore or Transocean Ltd. permitted pursuant to Clause 4.1 or 4.2 of this Agreement) with respect to the number of shares of Transocean Ltd. or Songa Shares outstanding after the date hereof and prior to the completion of the Offer; provided, however, that nothing in this Clause 2.1 shall be deemed to permit or authorize Transocean Ltd. or Songa Offshore to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

2.2                                         As promptly as reasonably practicable, and in any event within ten U.S. business days after the date of this Agreement, each of the Offeror and Songa Offshore shall use its commercially reasonable efforts to determine, in consultation with its respective legal counsel, whether the Consideration Shares and the Consideration CBs may be issued without registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Rule 802 promulgated under the Securities Act (an “Exempt Exchange”). If the Offeror and Songa Offshore jointly conclude in their collective reasonable judgment that the Consideration Shares and/or the Consideration CBs may be issued pursuant to an Exempt Exchange, the Offeror and Songa Offshore shall each use its commercially reasonable efforts to issue the Consideration Shares and/or the Consideration CBs, as applicable, pursuant to an Exempt Exchange upon the completion of the Offer and prior to the Long Stop Date (as defined below).

2.3                                         If the Offeror and Songa Offshore do not jointly conclude in their collective reasonable judgment that the Consideration Shares and/or the Consideration CBs may be issued pursuant to an Exempt Exchange, then the Offeror shall cause to be filed one or more Registration Statements on Form S-4 (the “S-4 Registration Statements”) with respect to the Consideration Shares and the Consideration CBs as promptly as reasonably practicable, and the Offeror shall use its reasonable best efforts to cause such registration statement to become effective under the Securities Act as promptly as reasonably practicable following such filing, and in any event before the Offer period expires, and thereafter use reasonable best efforts to maintain the effectiveness thereof (the “Registered Exchange”).

2.4                                         All Consideration Shares shall have equal rights in all respects as the current issued shares of Transocean Ltd., and shall be listed on the NYSE and be issued without any restrictions on transferability other than those mandatorily applicable to any affiliates of the Offeror under the Securities Act. The Offeror shall use its reasonable best efforts to cause all Consideration CBs issued in the Offer, the Bond Offer and the Loan Exchange to be listed on the NYSE or NASDAQ, as selected by the Offeror in its sole discretion, within one month following the initial issuance of such Consideration CBs and shall cause all Consideration CBs to be issued without any restrictions on transferability or conversion other than those mandatorily applicable to any affiliates of the Offeror under the Securities Act.

2.5                                         Notwithstanding Clause 2.1, the Offeror may restrict acceptance of the Offer from or otherwise restrict the distribution of Offer documentation to jurisdictions where the Offeror reasonably determines, after consultation with external counsel and Songa Offshore, that the making of the Offer in or acceptance of the Offer from such jurisdiction would be in violation of applicable laws or where the making of the Offer would require filings, approvals or actions other than the approval of the Voluntary Offer Document (as defined below) by Oslo Børs and the Financial Supervisory Authority of Norway or the U.S. Securities and Exchange Commission (the “SEC”) that are in the reasonable opinion of the Offeror, in consultation with and as approved by Songa Offshore (which approval shall not be unreasonably withheld, conditioned or delayed), unduly onerous.

2.6                                         Transocean Ltd. shall prepare and file a preliminary and definitive proxy statement with the SEC (the “Proxy Statement”) in advance of, and publish the Swiss law invitation to, the Transocean Ltd. Meeting at which the shareholders of Transocean Ltd. shall vote on (i) the issuance of the Consideration Shares in an ordinary share capital increase for purpose of acquiring the Songa Shares and (ii) the creation of additional authorized share capital of Transocean Ltd. pursuant to which Transocean Ltd.’s board of directors is authorized to issue new registered shares of Transocean Ltd., at par value CHF 0.10 each, in connection with a mandatory offer or compulsory acquisition (if any) following the completion of the Offer, in each case with the necessary majority under Swiss law and Transocean Ltd.’s Articles of Association, (iii) the election of the Perestroika Designee to serve as directors on the Transocean Ltd. board of directors, and (iv) the issuance of the Consideration Shares and the Consideration CBs in connection with the Offer, Bond Offer and the Loan Exchange pursuant to the rules of the NYSE (the “Proxy Proposals”). Such approvals of the Proxy Proposals by Transocean Ltd. shareholders are referred to in this Agreement as the “Transocean Ltd. Shareholder Approvals.”  Transocean Ltd. shall use commercially reasonable efforts to ensure that such Proxy Statement and other filings required to obtain the Transocean Ltd. Shareholder Approvals are prepared and filed.  Subject to the other provisions of this Agreement, Offeror shall (a) take all action reasonably necessary in accordance with applicable law and its applicable organizational documents to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC, for the purpose of obtaining the Transocean Ltd. Shareholder Approvals at the Transocean Ltd. Meeting, and (b) use commercially reasonable efforts to solicit and obtain the Transocean Ltd. Shareholder Approvals as promptly as reasonably practicable.  Transocean Ltd. shall, through Transocean Ltd.’s board of directors, recommend that Transocean Ltd.’s shareholders approve the Transocean Ltd. Shareholder Approvals (the “Transocean Board Recommendation”) and include such Transocean Board Recommendation in the Proxy Statement.  The Transocean Board Recommendation shall not be withdrawn or modified by Transocean Ltd.’s board of directors unless this Agreement is terminated by Transocean Ltd. in accordance with the terms hereof.  Notwithstanding the foregoing, subject to the other provisions of this

Agreement, Offeror shall have the right to make one or more successive postponements or adjournments of the Transocean Ltd. Meeting (I) for the absence of a quorum, (II) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Transocean Ltd. has determined in good faith after consultation with outside counsel is reasonably necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Offeror’s shareholders prior to the Transocean Ltd. Meeting or (III) to allow reasonable additional time to solicit additional proxies to the extent Offeror reasonably believes necessary in order to obtain the Transocean Ltd. Shareholder Approvals.

2.7                                         Songa Offshore shall furnish all information concerning it, provide reasonable access to its employees and auditors, and use its commercially reasonable efforts to obtain and furnish information concerning the holders of its shares and bonds, in each case, as the Offeror may reasonably request in connection with the preparation, filing and distribution of the Proxy Statement, including (i) preparing any Management Discussion and Analysis of Financial Condition and Results of Operations for Songa Offshore and (ii) assisting Offeror in its preparation of any pro forma financial statements, in each case, if and to the extent required to be included therein by applicable law. The Offeror shall use commercially reasonable efforts to cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly as reasonably practicable to any comments of the SEC or its staff and to have the preliminary proxy statement cleared by the SEC as promptly as reasonably practicable, and to file a definitive proxy statement with the SEC and commence mailing the proxy materials to Transocean Ltd. shareholders as promptly as practicable. Additionally, the Offeror will provide in writing to Songa Offshore and its counsel any comments, written or oral, of the SEC with respect to the Proxy Statement and a reasonable opportunity for Songa Offshore to review and comment on any response thereto and consider in good faith any comments so provided, and Songa Offshore shall reasonably cooperate with the Offeror in preparing responses to such SEC comments. All information supplied by or on behalf of the Offeror or Songa Offshore for inclusion or incorporation by reference in the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act.  None of the information supplied or to be supplied by or on behalf of the Offeror or Songa Offshore for inclusion in or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  For the avoidance of doubt, Songa Offshore shall have no responsibility or liability to any third-party for or in connection with the Proxy Statement or any Offeror related filing, other than any third-party regulator as may be required under applicable law.

2.8                                         Subject to receipt of the Pre-acceptances for in the aggregate at least 63% of the Songa Shares on a fully diluted basis (including from Perestroika AS and Asia Research Capital Management (ARCM)), the proposed Combination and the Offer shall be announced by the Offeror by the press release substantially in the form set out in Appendix 3 to this Agreement (the “Offeror Announcement Release”) and by Songa Offshore by the press release substantially in the form set out in Appendix 4 to this Agreement (the “Songa Announcement Release”) each published through Oslo Børs’ electronic information distribution system and, with respect to the Offeror Announcement Release, United States press release services, in each case, no later than four U.S. business days after the date of this Agreement and after such time by such other means in the case of the Offeror Announcement Release as the Offeror deems appropriate (the actual date of such announcements being referred to as the “Announcement Date”).

2.9                                         The Offeror shall use commercially reasonable efforts to commence the Offer as promptly as reasonably practicable following the date hereof, provided that the Offeror’s obligation to so commence the Offer shall be subject only to the satisfaction or waiver by the Offeror of the following pre-conditions:

(i)                         Following the Announcement Date, there shall have been no Material Adverse Change (as defined below) with respect to Songa Offshore;

(ii)                      The Voluntary Offer Document shall have been approved by Oslo Børs and the Financial Supervisory Authority of Norway; and

(iii)                   No material breach by Songa Offshore of its obligations under this Agreement shall have occurred.

2.10                                  The Offeror shall as soon as practically possible issue and send to all Songa Offshore shareholders (subject to Clause 2.1) a combined voluntary offer document and prospectus (or a document providing similar information) pursuant to chapters 6 and 7 of the Norwegian Securities Trading Act 2007 (the “Voluntary Offer Document”).  The Voluntary Offer Document shall contain terms and conditions for the Offer in all material respects consistent with those set out in this Agreement and Appendix 1 to this Agreement.  Furthermore, the Parties will use commercially reasonable efforts to take the actions outlined in Appendix 6 within the time frames set forth therein.

2.11                                  Songa Offshore shall use commercially reasonable efforts to provide such information and assistance as may be necessary and reasonably requested by the Offeror in connection with the completion of the Voluntary Offer Document. The Offeror shall use commercially reasonable efforts to cause the Voluntary Offer Document to comply with all applicable rules and regulations.  Songa Offshore shall have the right to review and comment upon the Voluntary Offer Document prior to its publication, but shall not have any right or obligation to approve or authorise the contents of the Voluntary Offer Document, except for the Songa Offshore Board Recommendation (as defined below) in the Voluntary Offer Document, provided that the Offeror shall consider in good faith any comments so provided by Songa Offshore.

2.12                                  Notwithstanding any information, assistance or comments provided by Songa Offshore, the Offeror shall be responsible for the final form of the Voluntary Offer Document and be responsible for the information contained in the Voluntary Offer Document.

2.13                                  In the event an S-4 Registration Statement is required to be filed with the SEC pursuant to Clause 2.3, then the Offeror shall prepare such S-4 Registration Statement, and Songa Offshore shall furnish all information concerning it, provide reasonable access to its employees and auditors, and use its commercially reasonable efforts to obtain and furnish information concerning the holders of its shares and bonds, in each case, as the Offeror may reasonably request in connection with the preparation of such S-4 Registration Statement, including (i) preparing any Management Discussion and Analysis of Financial Condition and Results of Operations for Songa Offshore and (ii) assisting Offeror in its preparation of any pro forma financial statements, in each case, if and to the extent required to be included therein by applicable law.  None of the information supplied or to be supplied by or on behalf of the Offeror or Songa Offshore for inclusion in or incorporation by reference in any S-4 Registration Statement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  For the avoidance of doubt, Songa Offshore shall have no responsibility or liability to any third-party for or in connection with the information contained in any S-4 Registration Statement, other than any third-party regulator as may be required under applicable law.

2.14                                  The consolidated financial statements of the Offeror supplied for inclusion or incorporation by reference in any S-4 Registration Statement and the Proxy Statement will comply as to form in all material respects with the accounting requirements and rules and regulations of the SEC applicable to each party and fairly present the financial condition of the Offeror as of the respective date thereof and the consolidated results of operations and cash flows for the respective period then ended. Any audited consolidated financial statements of Songa Offshore for 2016, 2015 and 2014 and unaudited consolidated interim financial statements provided for inclusion in any S-4 Registration Statement and the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act, as applicable, and fairly present the financial condition of Songa Offshore as of the respective date thereof and the consolidated results of operations and cash flows for the respective period then ended. The Offeror shall provide Songa Offshore and its representatives, including its counsel and auditors, reasonable opportunity and time to review and provide comments to any S-4 Registration Statement and Proxy Statement prior to the time the Offeror files such S-4 Registration Statement and Proxy Statement with the SEC or any amendment or supplement thereto and such document is made publicly available and shall consider in good faith any comments so provided. Songa Offshore shall request its auditors to provide the Offeror with all written consents (but does not warrant such consents) in such form required by the SEC to authorize the Offeror to include Songa Offshore’s 2016, 2015 and 2014 annual financial statements and unaudited consolidated interim financial statements in any S-4 Registration Statement and the Proxy Statement, in each case, to be filed with the SEC.

2.15                                  The Offeror shall use commercially reasonable efforts to cause any S-4 Registration Statement prepared to comply with the rules and regulations promulgated by the SEC, to respond promptly as reasonably practicable to any comments of the SEC or its staff and to have such S-4 Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC.  The Offeror will as promptly as reasonably practicable provide in writing to Songa Offshore and its counsel any comments, written or oral, of the SEC with respect to any S-4 Registration Statement and a reasonable opportunity to review and comment on any response thereto and consider in good faith any comments so provided, and Songa Offshore shall reasonably cooperate with the Offeror in preparing responses to such comments.  All information supplied by or on behalf of the Offeror or Songa Offshore for inclusion or incorporation by reference in any S-4 Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act.  The Offeror shall also promptly as reasonably practicable file, use commercially reasonable efforts to cause to become effective as promptly as reasonably practicable and, if required, deliver to Songa Offshore’s shareholders, any amendment to any S-4 Registration Statement that becomes necessary after the date such S-4 Registration Statement is declared effective, including so as to ensure that such S-4 Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Offeror will provide to holders of Songa Shares the number of copies of the prospectus to any S-4 Registration Statement that are reasonably requested.

2.16                                 In furtherance of the joint determination described in Clause 2.2, Songa Offshore shall furnish all information concerning it and and shall use commercially reasonable efforts to obtain and furnish information concerning the holders of its shares and bonds, in each case, as the Offeror may reasonably request in connection with the determination of whether the Consideration Shares and/or the Consideration CBs may be issued pursuant to an Exempt Exchange, including requesting, pursuant to a written letter approved in advance by the Offeror, information from nominees holding any Songa Shares regarding any shares that may be held by a U.S. holder.

2.17                                  If between the date of signing of this Agreement and completion of the Offer as contemplated by the Voluntary Offer Document and any S-4 Registration Statement (as applicable), or, if relevant, expiry of a subsequent mandatory offer, a consideration higher than the Offer Price is paid or agreed to be paid pursuant to a direct or indirect acquisition of a (directly or indirectly) Songa Share (in the open market or in privately negotiated transactions or otherwise) by or on behalf of the Offeror or any entity wholly owned directly or indirectly by Transocean Ltd., then the Offer Price shall be increased to be at least equal to such higher consideration.  Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this Clause 2.17 solely as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles to any subsequent mandatory offer that differ from the calculation principles specified in Clause 2.1, whether applied by the Oslo Stock Exchange or any other governmental or regulatory authority or pursuant to the requirements of any applicable law (including applicable Cyprus law).

2.18                                  If the Offer is completed, the Offeror shall, as promptly as reasonably practicable and in accordance with the applicable rules and regulations, either make a mandatory offer for the remaining Songa Shares or, if the conditions therefor are met, effectuate a compulsory acquisition of the remaining Songa Shares according to applicable laws and regulations of Cyprus.

2.19                                  Subject to the Offeror making the Offer as set out in Clause 2.1, the Offeror shall as promptly as reasonably practicable make an offer (the “Bond Offer”) to the holders (the “Bondholders”) of bonds in SONG04 (ISIN NO 001 062875.3) (“SONG04 Bonds”) and SONG05 (ISIN NO 001 064940.3) (“SONG05 Bonds”, and together with SONG04 Bonds the “Bonds”) to exchange (i) each SONG04 Bond for Consideration CBs, cash or a combination thereof in a total amount equal to 103.5% of the principal amount of such SONG04 Bonds and (ii) each SONG05 Bond for Consideration CBs, cash or a combination thereof in a total amount equal to 101% of the principal amount of such SONG05 Bonds, for both (i) and (ii) plus accrued unpaid interest on the Bonds up to completion of the Bond Offer.  The Offeror acknowledges and agrees that (a) there will be no conditions to the Bond Offer other than the conditions to the Offer, as such conditions may be modified to be applicable to the Bond Offer, and (b) it will not (I) waive any condition to the Offer unless any corresponding condition to the Bond Offer is simultaneously waived and (II) waive any condition to the Bond Offer unless any corresponding condition to the Offer is simultaneously waived.

2.20                                  Subject to the Offeror making the Offer as set out in Clause 2.1, the Offeror shall exchange (the “Loan Exchange”) with Perestroika AS the USD 50 million loan (the “Loan”) for Consideration CBs in a total amount equal to 100% of the principal amount of the Loan (plus accrued unpaid interest up to completion of the Loan Exchange) upon completion of the Offer.

3.                                                SONGA OFFSHORE BOARD RECOMMENDATION

3.1                                         The Songa Board undertakes to announce a (subject to any disqualification or non-participation required by applicable Law) unanimous recommendation of the Offer (the “Songa Board Recommendation”) substantially in the form attached in Appendix 7 to this Agreement or in such other form as the Parties may agree in writing, subject as stated in Clause 3.3. The Offeror may incorporate or refer to the Songa Board Recommendation in the Voluntary Offer Document and any S-4 Registration Statement.

3.2                                         Due to the fact that the Offer is launched in agreement with Songa Offshore, the Parties acknowledge that Oslo Børs will require that a statement on behalf of Songa Offshore is made by an independent third-party, ref. Section 6-16 (4) of the Norwegian Securities Trading Act 2007 (the “Independent Statement”). ABG Sundal Collier ASA will, if approved by Oslo Børs pursuant to Section 6-16 (4) of the Norwegian Securities Trading Act 2007, provide the form of Independent Statement substantially as set forth in Appendix 8 to this Agreement and has confirmed to Songa Offshore that the Independent Statement will be finalised for and shall be released contemporaneously with the Songa Board Recommendation subject only to (i) its confirmatory review of the Voluntary Offer Document, (ii) the Voluntary Offer Document being made public and (iii) any change deemed required by ABG Sundal Collier ASA due to developments between the date of this Agreement and the date of the Independent Statement and in light of the requirements under Section 6-16 of the Norwegian Securities Trading Act 2007. The Independent Statement shall be included as an appendix to the Voluntary Offer Document or made public through a stock exchange notice on the Songa Offshore ticker.

3.3                                         The Songa Board Recommendation shall not be withdrawn or modified by the Songa Board unless (i) a Competing Offer (as defined in Clause 5.2) is made and the Songa Board determines in accordance with Clause 6.4 that such Competing Offer is a Superior Proposal to the Offer or the Amended Offer (as defined in Clause 6.2), as the case may be, or (ii) this Agreement is terminated by Songa Offshore in accordance with the terms hereof.

3.4                                         For purposes of this Agreement a “Superior Proposal” shall mean a Competing Offer for all or a significant part of the Songa Shares, on a fully diluted basis, or assets of Songa Offshore not solicited, sought or initiated by Songa Offshore or its employees, directors, advisers and representatives, directly or indirectly, in breach of Clause 5.1 on terms that the Songa Board determines, in good faith, after consultation with its financial advisers and external legal counsel, would be more favourable from a financial point of view to Songa Offshore’s shareholders than the terms contemplated by the Offer (or an Amended Offer, as the case may be).

4.                                                UNDERTAKINGS

4.1                                         From the date of this Agreement and until the earlier of (a) completion of the Offer and (b) the termination of this Agreement, Songa Offshore shall, and shall cause its direct and indirect subsidiaries to observe the following restrictions on their conduct except as otherwise provided in this Agreement:

(i)                          conduct its business in the ordinary course and in accordance with applicable laws, regulations and decisions of competent governmental and regulatory authorities, and  seek to preserve its present business organization, lines of business, material relationships with customers, suppliers and other third parties, and shall refrain from:

(a)                     adopting or proposing any changes to the articles of association of Songa Offshore (save as due to changes in capital allowed for below);

(b)                     declaring any dividend or other distribution to Songa Offshore shareholders in their capacity as such or the issue, sale, purchase or redemption of any financial instruments of Songa Offshore or its direct or indirect subsidiaries other than as set out in this Agreement or (for actions other than dividends or distributions) pursuant to obligations under written agreements in place as of the Announcement Date that have been provided to Offeror prior to the entering into of this Agreement or as expressly permitted under (m) below;

(c)                      paying, or agreeing to pay, any success fees or bonuses in connection with the Offer or other transactions contemplated herein other than (I) to Songa Offshore’s financial advisers Pareto Securities AS in accordance with the fee arrangements disclosed to the Offeror prior to the entering into of this Agreement, (II) other success fees or bonuses to Songa Offshore directors and employees in connection with the transactions contemplated herein not exceeding a total maximum amount of USD 5,000,000, or (III) to Songa Offshore’s advisers in connection with any Competing Offer not in breach of Clause 5.1 (to avoid doubt, this paragraph does not extend to payment of non-success based fees, such as fee to the Independent Statement provider and legal fees);

(d)                     other than for outstanding claims relating to OPUS, any claim related to the exit tax matter and any reported counterclaims towards DSME, forgiving any claim(s) in excess of USD 5,000,000 in the aggregate;

(e)                      merging, consolidating or entering into any restructuring, liquidation, dissolution or any business combination transaction, or making any corporate acquisition or material transaction, in each case other than with respect to (I) transactions involving only direct or indirect wholly owned subsidiaries of Songa Offshore and only after consulting with, and taking into account in good faith the view of, the Offeror with regard to such transaction or (II) liquidation of dormant subsidiaries after consulting with, and taking into account in good faith the view of, the Offeror with regard to such transaction;

(f)                       other than in the ordinary course of business, acquiring any assets (provided, that the restrictions in Clause 4.1(i)(e) shall still apply as applicable) or making or committing to any material capital expenditure;

(g)                      selling, abandoning or otherwise disposing of any  assets, business or property or agreeing to the creation of any material lien or encumbrance over any asset, other than, (I) in the case of the sale, abandonment or disposition of any assets, business or property, (x) sales or retirement of obsolete assets, finished goods or inventory in the ordinary course of business or (y) involving consideration or book value not in excess of USD 20,000,000 individually or USD 30,000,000 in the aggregate, and (II) in the case of liens or encumbrances, any factoring arrangements not to exceed USD 60,000,000 entered into on market terms or in respect of any arrangement in the ordinary course of business that is not otherwise restricted by this Clause 4.1;

(h)                     amending the terms of Songa Offshore warrants, convertible bonds, Bonds or the Loan;

(i)                         appointing any new member of its executive management;

(j)                        changing the general terms of employment of its non-management employees, other (I) than changes to employee benefits in the ordinary course of business that are applicable to similarly situated employees, or (II) monthly, quarterly, or annual, market-based, promotion-related or merit-based salary increases in the ordinary course of business;

(k)                     changing the terms of employment of its executive management in any way;

(l)                         adopting or amending any employee benefit, bonus or profit sharing scheme (including any scheme having share purchase or share option provisions) other than timing adjustments or in the ordinary course of business;

(m)                 altering its authorised or issued share capital, granting any options or other rights to subscribe for any of its shares, or the purchase or sale of its shares or other securities issued by it, other than (I) issuances of shares as required by the exercise of warrants or options or the conversion of convertible bonds or other Songa Offshore securities (including under incentive programs), in each case, that are outstanding on the date of this Agreement and publicly disclosed or publicly available and made in accordance with the terms of such agreements underlying such warrants, options or convertible bonds, (II) issuances of common shares at a price per share no less than the Offer Price which, in the aggregate and together with any new loan agreement, debt securities or other indebtedness incurred pursuant to Clause 4.1(i)(n)(II), do not exceed USD 10,000,000 and (III) following consultation with the Offeror, any issuance of common shares at a price per share no less than the Offer Price, in addition to those made pursuant to Clause 4.1(i)(m)(II), that are necessary to raise funds to avoid a covenant default under Songa Offshore’s existing or future indebtedness;

(n)                     entering into any loan agreement with any bank or other financial institution, issuing any debt securities or incurring any other indebtedness in any such case other than (I) in the ordinary course of business, (II) in an aggregate amount, together with the aggregate amount any issuances of shares pursuant to Clause 4.1(i)(m)(II), not exceeding USD 10,000,000, and (III) following consultation with the Offeror, any such indebtedness incurred in addition to that incurred pursuant to Clause 4.1(i)(n)(II) that is necessary to raise funds to avoid a covenant default under Songa Offshore’s existing or future indebtedness, so long as any such indebtedness incurred does not contain any provision requiring the payment of any premium or make whole amount or providing for the default or acceleration of such indebtedness as a result of any of the transactions contemplated by this Agreement;

(o)                     repaying, accelerating or otherwise amending the terms of its indebtedness  other than (I) in the ordinary course of business after requesting and obtaining any necessary waiver(s) and (II) any waiver(s) of Songa Offshore’s covenants to maintain specific debt-to-EBITDA ratios under its existing indebtedness so long as such waiver(s) do not require the payment of any consent fees (other than fees of an ordinary and de minimis nature in accordance with past practice), amend the terms of the underlying agreements or contain any provision that would have an adverse consequence to Songa Offshore;

(p)                     amending its existing insurance coverage other than in the ordinary course of business;

(q)                     entering into or materially amending any material agreement, other than in the ordinary course of business, or entering into any contracts which are outside normal commercial terms;

(r)                        entering into any agreement regarding any other transactions with any of its shareholders owning more than 1% of the share capital of Songa Offshore or Persons (as defined below) related to such shareholders, other than (I) in the ordinary course of business on normal commercial terms and (II) loans or other financing arrangements on normal commercial terms and permitted under Clause 4.1(i)(n) (for avoidance of doubt, with Songa Offshore and/or its subsidiaries as debtor(s));

(s)                       otherwise taking any action which it knows would or might reasonably be expected to be prejudicial to the successful outcome of the Offer or which would or might reasonably be expected to have the effect of preventing any of the conditions to the Offer from being fulfilled or resulting in a delay to the expected timetable for the completion of the Offer;

(t)                        except as set forth in the last paragraph of this Clause 4.1, settle, discharge or otherwise compromise any action, suit, litigation, arbitration, lawsuit, claim, proceeding, hearing, audit, investigation or other proceeding involving payment or receipt of payment in an amount in excess of USD 10,000,000;

(u)                     take any action or permit any inaction which would cause any of its material registered intellectual property to become ineffective;

(v)                     (I) make, amend, or rescind any tax election, (II) change in any material respect any tax accounting principle, (III) file any amended tax return, (IV) settle any tax claim or assessment in excess of USD 5,000,000 (other than the exit tax matter) or surrender any right to claim a refund of taxes in an amount in excess of USD 5,000,000, (V) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or (VI) fail to pay any tax when it becomes due or take any other similar action relating to the filing of any tax return or the payment of tax, except in each case as required by law or instructed by appropriate authorities following a final determination by such authority that is not subject to an ability to Songa Offshore to appeal, contest or dispute, and/or, in the case of clauses (I), (III), or (V), in the ordinary course of business; or

(w)                   authorizing, agreeing or entering into any binding commitment to do any act restricted in the foregoing,

in each case except with the Offeror’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

(ii)                       reasonably cooperate with the Offeror and its officers, employees, legal counsel, financial advisers and other representatives, and afford them, upon reasonable request and notice, reasonable access (such access not to be unreasonably refused or delayed) to the properties, books, records and management, advisers and representatives of the Songa Offshore group of companies for the purposes of the Offer and any documents to be prepared in connection with the Offer, and furnish to them such material information in relation to the development of the operation, trading, disputes, tax affairs and strategy of the business of the Songa group as they may from time to time reasonably request, in all such cases subject to any duty or obligation restricting the same;

(iii)                    promptly notify the Offeror if Songa Offshore becomes aware that any act, matter or thing that is inconsistent with its obligations in Clause 4.1(i) above has occurred or if it becomes aware of any matter that shall cause any of the conditions to the Offer not to be capable of satisfaction;

(iv)                   no later than at the Announcement Date, Songa Offshore shall take all actions it deems reasonably necessary to ensure that Offeror is released from any disclosure or trading restrictions that may have been caused by the disclosure by Songa Offshore to Offeror of any information that constitutes inside information (as defined by Section 3-2 of the Norwegian Securities Trading Act) in respect of Songa Offshore or financial instruments issued by Songa Offshore, including by, if and to the extent deemed necessary by Songa Offshore, disclosure of relevant information to the market. Songa Offshore will further publicly disclose any inside information made available to the Offeror or its affiliates by or on behalf of Songa Offshore on a continuous basis until completion of the Offer;

(v)                      to the extent not made public through stock exchange notices, promptly notify the Offeror of any exercise notices received in relation to warrants or conversion of convertible bonds pursuant to Songa Offshore’s convertible bond issue 16/22 (SONG07), including the total number of new shares to be issued as a result of such exercises or conversions, and ensure that such new shares are issued promptly and if possible prior to the expiry of the Offer period.

Songa Offshore undertakes to use its reasonable best efforts to comply with all consent, notification and reporting obligations due to regulatory requirements required to be complied with by Songa Offshore in connection with the transactions contemplated by this Agreement.

Songa Offshore, shall, and shall cause its direct and indirect subsidiaries to give the Offeror the opportunity to reasonably participate in the defense and settlement of the matters related to Opus, the Norwegian exit tax case and the disputes with DSME (the “Specified Actions”), including without limitation by providing the Offeror with all pleadings, motions, memoranda (and other similar documents) and material correspondence, as well as decisions or other actions by the applicable courts or arbitrators in the Specified Actions, reasonable opportunity to review and comment in advance on all pleadings, motions and memoranda (and other similar documents) to be filed by Songa Offshore and/or its subsidiaries, and advance notice of any hearings or status conferences or arbitrations with the courts or arbitrators, as the case may be, in the Specified Actions. Notwithstanding anything in this Agreement to the contrary, no settlement of any Specified Action shall be agreed to without Offeror’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Songa Offshore may from time to time, for the purposes of requesting cooperation, information or access pursuant to Clause 4.1(ii), as well as for the purpose of seeking any consent or other information or contact under or in connection with this Agreement and the transactions contemplated hereby (including also with respect to due diligence), appoint one or more points of contact for the Offeror, with such specific points of contact subject to Offerors’ consent (not to be unreasonably withheld, conditioned or delayed).  Offeror shall have the right to appoint similar contacts related to the foregoing subject to Songa Offshore’s consent (not to be unreasonably withheld, conditioned or delayed).

4.2                                         From the date of this Agreement and until the earlier of (a) completion of the Offer and (b) the termination of this Agreement, Transocean Ltd. shall observe the following restrictions on its conduct except as otherwise provided in this Agreement:

(i)                          conduct its and ensure that its direct and indirect subsidiaries each conduct its business in the ordinary course and in accordance with applicable laws, regulations and decisions of competent governmental and regulatory authorities, and  seek to preserve its present business organization, lines of business, material relationships with customers, suppliers and other third parties, and shall refrain from:

(a)                       declaring any dividend or other distribution to Transocean Ltd. shareholders in their capacity as such, other than such dividends or other distributions paid at levels approved by shareholders in the ordinary course of business or the issue, sale, purchase or redemption of any financial instruments of Transocean Ltd., or (for actions other than dividends or distributions) pursuant to obligations under agreements and arrangements in place as of the Announcement Date;

(b)                       paying, or agreeing to pay, any success fees or bonuses in connection with the Offer or other transactions contemplated herein other than (a) fees to the Offeror’s financial advisers Clarksons Platou Securities AS in connection with the Offer in accordance with the fee arrangements disclosed to Songa Offshore prior to the entering into of this Agreement, or (b) other success fees to employees of Offeror or its subsidiaries in accordance with past practices;

(c)                        selling, abandoning or otherwise disposing of any assets, business or property, other than in the case of the sale, abandonment or disposition of any assets, business or property, (I) sales or retirement of obsolete assets, finished goods or inventory in the ordinary course of business or (II) involving consideration or value not in excess of USD 20,000,000 individually or USD 60,000,000 in the aggregate.;

(d)                       amending the terms of any convertible loans or warrants;

(e)                        otherwise taking any action which it knows would reasonably be expected to be prejudicial to the successful outcome of the Offer or which it knows would or might reasonably be expected to have the effect of preventing any of the conditions to the Offer from being fulfilled or resulting in a delay to the expected timetable for the completion of the Offer;

(f)                         entering into any liquidation or dissolution transaction;

(g)                        altering its issued share capital, granting any options or other rights to subscribe for any of its shares, or the purchase or sale of its shares or other securities issued by it, other than (i) issuances of shares as required by the exercise or conversion of warrants or options or the conversion of convertible bonds or any other Transocean Ltd. securities, in each case, that are outstanding on the date of this Agreement and made in accordance with the terms of such agreements underlying such Transocean Ltd. securities or granted in the ordinary course of business by Offeror, including in connection with granting of incentive awards pursuant to incentive or similar plans, (ii) grants made in the ordinary course of business pursuant to incentive or similar plans, (iii) any share buyback or similar program approved by the board of directors of Transocean Ltd., (iv) any issuances of shares pursuant to any merger, business combination transaction or corporate acquisition, so long as Offeror has complied with its obligations in the last paragraph of this Clause 4.2 (if applicable), or (v) without taking into account any shares issued pursuant to clause (i) through (iv), and subject to the Offeror informing the chairman of Songa Offshore (subject to applicable law) at least 2 US business days prior to any resolution or public announcement of such intention, issuances of shares in an aggregate amount not to exceed USD 500,000,000 aggregate offering price; or

(h)                       authorizing, agreeing or entering into any binding commitment to do any act restricted in the foregoing;

in each case except with Songa Offshore’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

(ii)                       promptly notify Songa Offshore if the Offeror becomes aware that any act, matter or thing that is inconsistent with its obligations in Clause 4.2(i) above has occurred or if it becomes aware of any matter that shall cause any of the conditions to the Offer not to be capable of satisfaction.

(iii)                    no later than at the effective date of the S-4 Registration Statements, Transocean Ltd. shall take all actions it deems reasonably necessary to ensure that any trading restrictions that may have been caused by the disclosure by Transocean Ltd. to Songa Offshore representatives of any information that constitutes material non-public information in respect of Transocean Ltd. or financial instruments issued by it are released.

(iv)                   except as specifically provided in this Clause 4.2(iv), prior to completion of the Offer, without Songa Offshore’s prior consent, Transocean Ltd. (on behalf of itself and its subsidiaries) undertakes not to approach, initiate, solicit or maintain any contact or dialogue with DSME, Statoil, or any of Songa Offshore’s unions or employees’ representatives, or any of Songa Offshore’s bank lenders, in each case, relating to Songa Offshore’s business or the Combination (including, in the case of DSME, relating to Songa Offshore’s disputes with DSME).  Notwithstanding the foregoing:

(a)                     the Offeror may make any contact and/or maintain any dialogue (whether through approach, initiation, solicitation or otherwise) that relates to the Offeror’s business.

(b)                     the Offeror may approach, initiate, solicit or maintain contact or dialogue with DSME, Statoil or with Songa Offshore’s unions or employees’ representatives if Songa Offshore (I) is given reasonable prior written notice of such approach, initiation, solicitation or contact or dialogue, (II) consents to such approach, initiation, solicitation or contact or dialogue (with such consent not to be unreasonably withheld, conditioned or delayed), and (II) is given an opportunity to participate in such discussions.

(c)                      the Offeror may approach, initiate, solicit or maintain contact or dialogue with Songa Offshore’s bank lenders solely relating to the Combination and the go-forward business of Songa Offshore resulting therefrom if (I) Songa Offshore is given reasonable prior written notice of such approach, initiation, solicitation or contact or dialogue, and (II) Songa Offshore is given an opportunity to participate in such discussions.

(d)                     in no event shall the Offeror be deemed in breach of this Clause 4.2(iv) for the occurrence of any de-minimis discussions concerning the Combination which occur between any of the restricted parties named in the first paragraph of this Clause 4.2(iv) and any employee of the Offeror (other than any employee of the Offeror with a title of Senior Vice President or higher).

In the event Songa Offshore chooses to participate in any discussions conducted pursuant to Clause 4.2(iv)(b) or Clause 4.2(iv)(c), Songa Offshore shall not have any veto or decision-making right related to the content of such discussions as such discussions specifically relate to the go-forward business of Songa Offshore or financing arrangements for the go-forward business of Songa Offshore after the completion of the Offer.

The Offeror undertakes to use its reasonable best efforts to comply with all consent, notification and reporting obligations due to regulatory requirements required to be complied with by the Offeror in connection with the transactions contemplated by this Agreement.

Prior to completion of the Offer, Offeror will consult with, and take into account in good faith the views of, Songa Offshore prior to entering into any business combination or acquisition transaction where the total enterprise value of the target or the value of the assets being acquired in such transaction is greater than USD 500,000,000.

5.                                                NON-SOLICITATION

5.1                                         During the period from the date of this Agreement until the earliest of (i) the termination of this Agreement, (ii) the lapsing or withdrawal of the Offer, or (iii) the completion of the Offer, Songa Offshore shall not, and shall cause its employees, directors, advisers and representatives not to, directly or indirectly, solicit, seek or initiate (it being understood that providing information in the ordinary course of business to categories of persons to whom Songa Offshore routinely provides such information will not, in and of itself, constitute any of the foregoing) the making of any proposal or offer that constitutes a Competing Offer (as defined in Clause 5.2).

5.2                                         A “Competing Offer” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by the Offeror under this Agreement) contemplating or otherwise relating to any Acquisition Transaction.  An “Acquisition Transaction” means: any transaction or series of transactions involving (A) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (1) in which Songa Offshore or any of its affiliates is a constituent corporation, (2) in which a person or “group” (as defined in the Exchange Act, as amended, and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Songa Offshore or any of its subsidiaries, or (3) in which Songa Offshore or any of its affiliates issues or sells securities representing more than 15% of the outstanding securities of any class of voting securities of Songa Offshore or any of its affiliates as of the date of this Agreement; or (B) any sale (other than in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, net income or assets of Songa Offshore, or any of its businesses or subsidiaries.

5.3                                         For the avoidance of doubt, if Songa Offshore is approached by an unsolicited bona fide third-party in relation to a possible Competing Offer, it shall be entitled to enter into discussions with such party and shall have the right to provide it with information necessary for such third-party to carry out a due diligence of Songa Offshore if the Songa Board determines in good faith that such discussions, if successful, may lead to a Superior Proposal.

5.4                                         Songa Offshore shall promptly inform the Offeror of the receipt and all reasonable details (including the proposing party, the proposed price and other significant terms, conditions and contingencies, as well as any other information reasonably needed by the Offeror to evaluate the proposal) of any Competing Offer.  Notwithstanding the foregoing, Songa Offshore will not have to disclose the identity of such proposing party unless and until the Songa Board has determined that such Competing Offer is a Superior Proposal.  If Songa Offshore enters into discussions with a third-party in accordance with Clause 5.3, it shall inform and keep informed the Offeror of all significant developments in such discussions (subject to the immediately preceding sentence) and provide the Offeror with all non-public information furnished to the proposing party which shall not have been disclosed to the Offeror. Provided this obligation is observed, the Parties acknowledge that public disclosure may be deferred pending the conclusion of negotiations on a confidential basis with the potential bona fide third-party.

6.                                                COMPETING OFFERS — RIGHT TO AMEND

6.1                                         If a Competing Offer is made to the Songa Board and the Songa Board determines that the Competing Offer is a Superior Proposal, Songa Offshore shall without undue delay inform the Offeror in writing of this, detailing the main terms of such Competing Offer. During a period of 72 hours (provided that such period shall include at least 2 (two) U.S. business days) from the time of such notice (or, if shorter until the Offeror notifies Songa Offshore that it does not intend to make an Amended Offer) and subject to any applicable law, the Parties shall not make any public statement or express any public opinion relating to the Competing Offer (to avoid doubt, this shall not preclude Songa Offshore from releasing a holding statement to comply with fiduciary obligations).

6.2                                         If the Offeror notifies the Songa Board in writing within the 72 hours provided in Clause 6.1 that it will amend the Offer (an “Amended Offer”), the Songa Board shall carry out an assessment of whether the Competing Offer is a Superior Proposal as compared to the Amended Offer.

6.3                                         If the Offeror presents an Amended Offer in accordance with Clause 6.2, and the Songa Board determines that the Competing Offer is no longer a Superior Proposal, then the Songa Board shall, subject to as provided in Clause 3, maintain its recommendation of the Offer (as amended). In such circumstances, if the Competing Offer has been publicly announced, the Songa Board shall publicly announce that it is maintaining its recommendation of the Offer (as amended).

6.4                                         If the Songa Board determines, without breach of this Agreement, that the Competing Offer is a Superior Proposal to the Amended Offer or the Offer (if an Amended Offer is not made within the deadline), the Songa Board shall be free to (i) recommend the Competing Offer and to withdraw the Songa Board Recommendation due to such Superior Proposal and/or (ii) to terminate this Agreement pursuant to Clause 9.1(iii) in order to pursue or enter into an acquisition or similar agreement with respect to such Superior Proposal; provided, however, that Songa Offshore shall not terminate this Agreement pursuant to Clause 9.1(iii) unless Songa Offshore has complied with its obligations under this Clause 6 and Clause 9.1(iii).

7.                                                COMPETITION FILINGS

7.1                                         The Offeror undertakes to use reasonable efforts to ensure that any required competition approvals or clearances are obtained as soon as reasonably possible, including by promptly as reasonably possible carrying out all filings and applications in all relevant jurisdictions, and complying with and responding to all requests for additional information made by competition authorities within a reasonable time and the deadlines specified by the relevant authorities. If and to the extent the granting of such competition approvals or clearances is being made conditional upon the acceptance by the Offeror of any restrictions or conditions, the Offeror shall not be obliged to accept any such restrictions or conditions, unless clearly insignificant in the context of (i) Transocean Ltd.’s existing business operations in Norway or (ii) the expected benefits to Transocean Ltd. of the Combination. Songa Offshore agrees to provide full and prompt assistance as the Offeror reasonably requests in connection with seeking such competition approvals or clearances, provided that in no event shall Songa Offshore be obliged to accept any restrictions or conditions prior to completion of the Offer in connection with such assistance to the Offeror.

7.2                                         The Offeror shall coordinate all communications with the applicable competition authorities regarding the competition approvals or clearances referred to in Clause 7.1, and each Party shall inform the other Party, and give it reasonable opportunity to review and provide comments and shall consider in good faith any comments so provided by such other Party, (i) prior to delivering any material communication to a governmental entity, including to the initial filing, (ii) promptly after receiving any material communication from a governmental entity, and (iii) before entering into any proposed understanding, or agreement with any governmental entity regarding any such filings, the Offer, or the transactions contemplated by the Offer, except such parts of material communication, understandings or agreements which in the Offeror’s sole discretion contain confidential information not to be disclosed to Songa Offshore (provided that the Offeror shall use commercially reasonable efforts to provide such portion of the relevant material communication, understanding or agreement to Songa Offshore in a form and manner that would not disclose such confidential information). No Party shall participate in any material communications (including any in-person meeting but excluding any routine inquiries as to the status of the antitrust review), with any governmental entity in respect of: (a) any governmental filings or investigation or other inquiry concerning the Offer or the underlying transactions; or (b) the resolution of any investigation of or challenge to the Offer or the underlying transactions, in each case without giving the other Party reasonable prior notice of the meeting (including the subjects to be discussed). To the extent permitted by such governmental entity, the noticing Party shall provide the noticed Party the opportunity to attend and participate in any such meeting unless such meeting in the Offeror’s sole discretion may reveal confidential information not to be disclosed to Songa Offshore (provided that the Offeror shall use commercially reasonable efforts to facilitate Songa Offshore’s participation in a manner that would not result in the disclosure of such confidential information). Nothing herein provides either Party the right to prohibit any properly noticed material communication.

8.                                                PUBLIC ANNOUNCEMENTS, PRESS RELEASES ETC.

8.1                                         Except as set forth in Clause 2.8, neither Party shall make any public announcements in connection with the Offer without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed.

8.2                                         Notwithstanding Clause 8.1, with respect to public announcements in connection with the Offer:

(i)                         each Party shall be entitled to make such announcements as are required by applicable laws, regulations or stock exchange rules, provided that, in so far as it is lawful to do so prior to such disclosure, the disclosing Party shall to the extent practicable consult with the other Party on the proposed form, timing, nature and purpose of such disclosure;

(ii)                      the Offeror shall be entitled to make such announcements as it deems appropriate in response to any Competing Offer;

(iii)                   the Parties shall be entitled to make such announcements as they deem appropriate if the Songa Board Recommendation is withdrawn or modified in accordance with the terms of this Agreement; and

(iv)                  the Offeror shall be entitled to make such announcements as it deems appropriate in connection with the notice of the Transocean Ltd. Meeting to approve the Proxy Proposals, provided that, the Offeror shall consult with Songa Offshore with respect to any such announcements and consider in good faith any comments to such announcements provided by Songa Offshore.

9.                                                TERMINATION

9.1                                         Termination

This Agreement may be terminated:

(i)                         by the Offeror on written notice to Songa Offshore: (A) if the Songa Board has modified or withdrawn the Songa Board Recommendation, (B) upon a material breach of this Agreement by Songa Offshore, if such breach, if capable of being cured, is not cured within five days of delivery of written notice of such breach by the Offeror to Songa Offshore or the respective shareholder, (C) if following the date hereof, there has been a Material Adverse Change relating to Songa Offshore, (D) if any one of the Offeror’s conditions for completing the Offer set forth in Appendix 1 to this Agreement becomes incapable of satisfaction prior to the Long Stop Date (as extended) and will not be waived by the Offeror, (E) the Pre-acceptances have not been received; (F) following the Announcement Date, the Pre-acceptances cease to remain for any reason in full force and effect; provided that, in the case of this clause (F), if there are Pre-acceptances in full force and effect which represent more than 63% of the total share capital of Songa Offshore on a fully diluted basis at the time Offeror would terminate the Agreement, then Offeror shall not be permitted to terminate the Agreement pursuant to this clause (F), (G) following the Announcement Date, upon a material breach of a Pre-acceptance by a shareholder, if such breach, if capable of being cured, is not cured within five days of delivery of written notice of such breach by the Offeror to the respective shareholder; provided that, in the case of this clause (G), if non-breaching shareholders party to the Pre-acceptances represent more than 63% of the total share capital of Songa Offshore on a fully diluted basis at the time Offeror would terminate the Agreement, then Offeror shall not be permitted to terminate the Agreement pursuant to this clause (G), or (H) if the Offeror (in its sole discretion) has made any findings based on its confirmatory legal, financial, commercial and technical due diligence of Songa Offshore that the Offeror has concluded in its sole discretion are material to the business or the value of Songa Offshore; provided however that (x) such due diligence shall not cover any of the items that were part of the Phase 1 Due Diligence and (y) subject to Songa Offshore’s compliance with its obligations under this Agreement relating to such due diligence (including Clause 1.4), the Offeror may only exercise its right to terminate the Agreement pursuant to this Clause (H) on or prior to September 17, 2017;

(ii)                      by Songa Offshore on written notice to the Offeror: (A) upon the Songa Board having modified or withdrawn the Songa Board Recommendation due to a Superior Proposal, (B) upon a material breach of this Agreement by the Offeror, if such breach, if capable of being cured, is not cured within five days of delivery of written notice of such breach by Songa to the Offeror, (C) upon any one of the Offeror’s conditions for completing the Offer set forth in Appendix 1 to this Agreement becomes incapable of satisfaction prior to the Long Stop Date (as extended) and (where applicable) the Offeror having notified Songa Offshore in writing or publicly announced that the relevant condition will not be waived by the Offeror; (D) if following the date hereof, there has been a Material Adverse Change with respect to the Offeror; (E) following the Announcement Date, the Pre-acceptances (including from Perestroika AS and ARCM) have not been received or cease to remain for any reason in full force and effect or (F) the failure of Offeror to obtain the Transocean Ltd. Shareholder Approvals by the Long Stop Date;

(iii)                   by Songa Offshore, in accordance with Clause 6.4 in order to accept a Superior Proposal and enter into a binding acquisition or similar agreement providing for a Superior Proposal immediately following or concurrently with such termination; provided, further, that Songa Offshore shall not have the right to terminate this Agreement pursuant to this Clause 9.1(iii) if (x) the completion of the Offer shall have occurred, or (y) Songa Offshore shall have breached any of its obligations under Clauses 5 and 6 in any material respect in connection with such Superior Proposal;

(iv)                  by either Party on written notice to the other Party: if the Offer has not become or been declared unconditional before 11:59 p.m., Norwegian time, on January 31, 2018 (the “Long Stop Date”), provided however, that (A) the right to terminate under this Clause 9.1(iv) shall not be available to a Party whose material failure to fulfil any obligation hereunder has been the principal cause of, or resulted in, the failure of the completion of the Offer to occur by the Long Stop Date and (B) the Long Stop Date may be extended by Transocean Ltd. one time for no more than a total of 25 U.S. business days to the extent that such extension is deemed necessary, in Transocean Ltd.’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Transocean Ltd. Meeting of the Perestroika Designee and (ii) prior to such extension has publicly confirmed the fulfilment of all other conditions for completion of the Offer (other than under nos. 3, 4, and 9 under the item “Completion Conditions” in Appendix 1); but clarifying that, with respect to no. 10 under the item “Completion Conditions” in Appendix 1, if a willful breach by Songa Offshore of any agreement or covenant in this Agreement occurs solely on or after the Long Stop Date, then such condition no. 10 under the item “Completion Conditions” shall not be satisfied and, in such event, Offeror reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition;

(v)                     by the Offeror, if the Songa Board determines in accordance with Clause 6.4 that a Competing Offer is a Superior Proposal; and

(vi)                  by mutual written consent of both Parties.

For purposes of this Agreement, “Material Adverse Change” shall mean any event, change, fact, condition, circumstance, development, occurrence or effect which, individually or together with any other event, change, fact, condition, circumstance, development, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Songa Offshore or Transocean Ltd., as the case may be, and its subsidiaries, taken as a whole, or (ii) the ability of Songa Offshore or Transocean Ltd. and the Offeror, as the case may be, to perform its obligations under this Agreement or to consummate the Offer or the other transactions contemplated by this Agreement, provided that “Material Adverse Change” shall not be deemed to include an event, change, fact, condition, circumstance, development, occurrence or effect to the extent it relates to (A) the announcement of the Offer and the other transactions contemplated by this Agreement; (B) the execution of, compliance with the terms of, or the taking of any action required by this Agreement, or the completion of the Offer and the other transactions contemplated by this Agreement; (C) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof, except to the extent disproportionally affecting Songa Offshore or Transocean Ltd., as the case may be, relative to peer companies operating in the industry, (D) changes in financial markets, interest rates, exchange rates, commodity prices or, except to the extent that such matters have an impact on Songa Offshore or Transocean Ltd., as the case may be, that to a material extent is disproportionate to the effect on other peer companies operating in the industry, other general economic conditions, (E) share price fluctuations or changes in third-party analyst estimates or projections (provided that the underlying cause of any such fluctuation or change may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein), (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway, except to the extent disproportionally affecting Songa Offshore or Transocean Ltd., as the case may be, relative to peer companies operating in the industry, (G) any changes resulting from non-cash impairment charges relating to the write-down or scrapping of existing oil rigs, or (H) with respect to Songa Offshore and its subsidiaries, (x) any matters reviewed as part of the Phase 1 Due Diligence, including in particular any judgement, claim, development, fact circumstance or other occurrence in relation to Songa Offshore’s reported ongoing dispute with DSME and (y) any change in financial statements or other financial information or audit statements solely due to conversion of financial statements from IFRS to U.S. GAAP as part of the preparation or furnishing of information pursuant to Clause 2.14 above (provided that the underlying cause of any such changes (such as errors in accounting or material omissions) may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein).

9.2                                         Effect of Termination

In the event that this Agreement is validly terminated pursuant to Clause 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such valid termination is made and describing the basis therefor in reasonable detail, and subject to compliance with this Clause 9 and Clause 10, this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto, and all rights and obligations of any Party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such valid termination shall relieve any Party hereto of any liability or damages resulting from or arising out of fraud or any willful breach of this Agreement; and (b) Clauses 8, 11, 12 and 15 and the definitions of all defined terms appearing in such clauses shall survive any valid termination of this Agreement pursuant to this Clause 9.2.  For purposes of the foregoing, “willful breach” shall mean a material breach that is a consequence of either (i) an act knowingly undertaken by the breaching Party with the intent of causing a breach of this Agreement or (ii) an act knowingly undertaken by the breaching Party that was reasonably likely to result in a breach of this Agreement (even if a breach of this Agreement was not the conscious object of such act) and which in fact does cause a breach of this Agreement.

For the avoidance of doubt, a valid termination of this Agreement will have no effect on the validity or effectiveness of the irrevocable Pre-acceptances given pursuant to Clause 1.5 and Appendix 5 to this Agreement other than as explicitly set out therein, unless the Offer lapses due to any of the Offeror’s conditions for completing the Offer pursuant to Appendix 1 to this Agreement becoming incapable of satisfaction and such condition is not waived by the Offeror.

10.                                         SPECIFIC PERFORMANCE

10.1                                  The Parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, with the courts of Oslo, Norway, as agreed exclusive legal venue, without necessity of posting bond or other security (any requirements therefor being expressly waived).

11.                                         NOTICES

11.1                                  Any notice or other communication to be given by one Party to the other Party under, or in connection with, this Agreement shall be in writing. It shall be served by sending it by e-mail to the address set out in this Clause 11, or delivering it by hand, or sending it by pre-paid internationally recognised courier, to the address set out in this Clause 11 and in each case marked for the attention of the relevant Party set out in this Clause 11 (or as otherwise notified from time to time in accordance with the provisions of this Clause 11).  Any notice so served by hand, e-mail or post shall be deemed to have been duly given:

(i)                         in the case of delivery by hand, when delivered;

(ii)                      in the case of e-mail, at the time of receipt; and

(iii)                   in the case of delivery by courier on the second U.S. business day following the date of delivery to such courier.

11.2                                  The contact persons, e-mail addresses and addresses of the Parties for the purpose of Clause 11.1 are as follows:

The Offeror:

Transocean Ltd.

Turmstrasse 30

CH-6300 Zug, Switzerland

Attention: Sandro Thoma, Corporate Secretary

E-mail: Sandro.Thoma@deepwater.com

and

Transocean Inc.

70 Harbour Drive, Floor 4

P.O. Box 10342

George Town, Grand Cayman

Cayman Islands, KY-1003

Attention: Steve McFadin, President

E-mail: Steve.McFadin@deepwater.com

With a copy to:

King & Spalding LLP

125 Old Broad Street

London EC2N 1AR

Attention:  Martin J. Hunt

E-mail:  mhunt@kslaw.com

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

Attention:  Keith M. Townsend

E-mail:  ktownsend@kslaw.com

Wikborg Rein Advokatfirma AS

PO Box 1513

Vika 0117 Oslo, Norway

Attention:  Per Anders Sæhle

E-mail: PAS@wr.no

and

Homburger AG

Prime Tower

Hardstrasse 201

CH-8005 Zürich

Attention:  David Oser

E-mail: David.Oser@homburger.ch

Songa Offshore:

Songa Offshore SE

Portobello, Office 201

1, Siafi Street

3042 Limassol, Cyprus

Attention: Bjørnar Iversen / Jan Rune Steinsland

E-mail: BIversen@songaoffshore.com / JSteinsland@songaoffshore.com

With a copy to:

Songa Offshore Management AS

Maskinveien 32

N-4033 Stavanger, Norway

Attention: Bjørnar Iversen / Jan Rune Steinsland

E-mail: BIversen@songaoffshore.com / JSteinsland@songaoffshore.com

and

Advokatfirmaet Schjødt AS

Kongsgårdbakken 3

P.O.Box 440

NO-4002 Stavanger, Norway

Attention: Erling Ueland

E-mail: erling.ueland@schjodt.no

11.3                                  All notices or formal communications under or in connection with this Agreement shall be in the English language.

12.                                         MISCELLANEOUS

12.1                                  The existence and contents of this Agreement shall be treated as strictly confidential until the publication of the Announcement Releases. The Parties shall however be permitted to approach certain shareholders of Songa Offshore pursuant to Clause 1.5 in order to obtain Pre-acceptances and support for the Offer.

12.2                                  Each Party shall pay its own expenses in connection with the negotiations, execution and delivery of this Agreement.

12.3                                  This Agreement may be entered into in any number of counterparts and by the Parties on separate counterparts, each of which is an original, but all of which together constitute one and the same instrument.

12.4                                  This Agreement may be modified or amended only by written agreement of the Parties.

12.5                                  This Agreement and the documents referred to herein constitute the entire agreement between the Parties, provided, however, that the confidentiality obligations set out in the confidentiality undertaking dated 28 March 2017 (the “Confidentiality Undertaking”) between Songa Offshore and Transocean Inc. shall, to the extent relevant, continue to remain in force according to its terms. However, in the case of any conflict between this Agreement and the Confidentiality Undertaking, this Agreement shall prevail.

12.6                                  The rights and obligations of the Parties under this Agreement shall not be assignable. The Parties acknowledge and agree, however, that the Offer may be made by a wholly owned direct or indirect subsidiary of Transocean Inc.

12.7                                  The headings contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement.

12.8                                  Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such person being deemed a third-party beneficiary hereof.

12.9                                  Any agreement on the part of a Party to any extension or waiver of any provision of this Agreement shall be valid only if set out in an instrument in writing signed on behalf of such Party.  A waiver by a Party of the performance of any covenant or condition under this Agreement shall not be construed as a waiver of any other covenant or obligation.  A waiver by a Party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

12.10                          Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, Clause, paragraph, Appendix, Exhibit and Schedule are references to the Articles, Sections, Clauses, paragraphs, Appendices, Exhibits and Schedules of or to this Agreement, as applicable, unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto”, and derivative or similar words refer to this entire Agreement, including the Appendices and Exhibits hereto; (d) the word “including” and words of similar import when used in this Agreement means including without limitation, unless otherwise specified; (e) the word “or” shall not be exclusive; (f) references to “written” or “in writing” include in electronic form; (g) each of the Parties has participated in the negotiation and drafting of this Agreement, and, if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or burdening any Party by virtue of the authorship of any of the provisions in this Agreement; (h) a reference to any person includes such person’s successors and permitted assigns; and (i) any reference to days means calendar days unless U.S. business days are expressly specified.

12.11                          Songa Offshore hereby waives the application of Section 5.2 of the Confidentiality Undertaking between Transocean Inc. and Songa Offshore with respect to the transactions contemplated by this Agreement.

13.                                        REPRESENTATIONS AND WARRANTIES OF BOTH PARTIES

13.1                                 Each Party represents and warrants, as of the date hereof and as of the completion of the Offer, to the other Party, that (a) it has full corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, subject to in case of the receipt of any required shareholder (or similar equity holder) approvals of the Proxy Proposals (the “Shareholder Approvals”), (b) the execution and delivery of this Agreement by it and, the performance by it of its obligations under this Agreement have been duly and validly authorized by all necessary corporate action, subject to the receipt of the applicable Shareholder Approvals and (c) this Agreement has been duly executed and delivered by it and constitutes the valid and binding agreements of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy insolvency and other similar laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of course in granting equitable remedies.

14.                                         FURTHER REPRESENTATIONS AND WARRANTIES

14.1                                  Songa Offshore represents and warrants to Offeror, as of the date hereof and as of the completion of the Offer, as follows:

14.1.1                        Songa Offshore has been duly organized and is validly existing as a European public company limited by shares (or societas europaea), duly registered and validly existing under the laws of Cyprus and has corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted.

14.1.2                        The only subsidiaries of Songa Offshore are those listed in Appendix 9 to this Agreement, and Songa Offshore does not own any capital stock, shares or other equity or similar interests in any other Person (as defined below).

14.1.3                        Since December 31, 2016 and except as has been publicly disclosed in filings with the Oslo Børs, there has not occurred any Material Adverse Change with respect to Songa Offshore.

14.1.4                        No action, suit or proceeding by or before any Governmental Authority (as defined below) or any arbitrator involving Songa Offshore or any of its subsidiaries or its or their property or assets is pending or, to the best knowledge of Songa Offshore, threatened, other than those that would not reasonably be expected to result in a Material Adverse Change with respect to Songa Offshore or which have been publicly disclosed.

14.1.5                        Except as previously disclosed by Songa Offshore to Offeror prior to the date hereof, neither Songa Offshore nor any of its subsidiaries has incurred any obligations or contingent obligations to brokers or similar parties in connection with the Offer.

14.1.6                        Songa Offshore and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Authorities necessary to conduct the business contemplated to be operated by them; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Change; and neither Songa Offshore nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Change.

14.1.7                        Except as previously disclosed by Songa Offshore to Offeror prior to the date hereof, no consent, approval, authorization, filing with or order of any Governmental Authority is required for Songa Offshore to enter into and consummate this Agreement, or for Songa Offshore to perform its obligations as set out herein.

14.1.8                        Each Songa Material Contract (as defined below) is in full force and effect and Songa Offshore and each of its subsidiaries have performed all obligations required to be performed by them to date under each such contract to which it is a party, except where such failure to be binding or in full force and effect or such failure to perform does not and is not reasonably likely to result in a Material Adverse Change.  Except for such matters as do not and are not reasonably likely to result in a Material Adverse Change, neither Songa Offshore nor any of its subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Songa Offshore, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Songa Material Contract or (y) has received written notice of the desire of the other party or parties to any such Songa Material Contract to cancel, terminate, modify or repudiate such contract or exercise remedies thereunder. Except as would not be reasonably likely to result in a Material Adverse Change, the completion of the Offer and the transactions contemplated thereby will not breach or violate any Songa Material Contract or permit any other party to a Songa Material Contract to exercise rights adverse to Songa Offshore or any of its subsidiaries. Each Songa Material Contract is enforceable by Songa Offshore or a subsidiary of Songa Offshore in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), except where such unenforceability is not reasonably likely to result in a Material Adverse Change.

14.1.9                        Songa Offshore, its subsidiaries and each of their respective Relevant Persons (as defined below) have not ever directly or indirectly violated or taken any act in furtherance of violating any anti-corruption or anti-bribery Laws applicable to any of Songa Offshore or any of its subsidiaries (collectively, the “Anti-Corruption Laws”).

None of Songa Offshore, its subsidiaries or their respective Relevant Persons have ever directly or indirectly taken any act in furtherance of any payment, gift, bribe, rebate, loan, payoff, kickback or any other transfer of value — or offer, promise or authorization thereof — to any Person (as defined below), including any Government Official (as defined below), for the purpose of:  (i) improperly influencing or inducing such Person to do or omit to do any act or to make any decision in an official capacity or in violation of a lawful duty; (ii) inducing such Person to influence improperly his or her or its employer, public or private, or any Governmental Authority, to affect an act or decision of such employer or Governmental Authority, including to assist any Person in obtaining or retaining business; or (iii) securing any improper advantage (e.g., to obtain a tax rate lower than allowed by applicable Law).

There is no dispute, allegation, request for information, notice of potential liability, or any other action regarding any actual or possible violation by any of Songa Offshore or its subsidiaries of any Anti-Corruption Law pending or, to the knowledge of Songa Offshore, threatened against any of Songa Offshore or any of its subsidiaries.

No Relevant Person of any of Songa Offshore or any of its subsidiaries is a Government Official who, in such capacity, has dealings with, or oversight over, the business of Songa Offshore or consultant to any Government Official who, in such capacity, has dealings with, or oversight over, the business of Songa Offshore, and there is no existing family relationship between any Relevant Person of any of Songa Offshore or any of its subsidiaries and any Government Official who, in such capacity, has dealings with, or oversight over, the business of Songa Offshore.

14.1.10                 No statement made in any public filing with the Oslo Børs by Songa Offshore or any of its subsidiaries regarding Songa Offshore’s disputes with DSME or the Norwegian exit tax case contain at the time given any untrue statement of a material fact, or omit to state a material fact necessary for the statements contained in such filings, in light of the circumstances under which they were made, not misleading.

14.2                                  Except as otherwise disclosed in Transocean Ltd.’s public filings with the SEC (other than any information contained in risk factors disclosed under the heading “Risk Factors” or information about risks set forth in any “forward-looking statements” disclaimer), Transocean Ltd. and the Offeror represent and warrant to Songa Offshore, as of the date hereof and as of the completion of the Offer, as follows:

14.2.1                        Transocean Ltd. has been duly organized and is validly existing as a corporation, duly registered and validly existing under the laws of Switzerland and has all corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted. Transocean Inc. has been duly organized and is validly existing as a Cayman Islands Exempted Company, duly registered and validly existing under the laws of the Cayman Islands and has corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted.

14.2.2                        Since December 31, 2016, there has not occurred any Material Adverse Change with respect to Transocean Ltd.

14.2.3                        No action, suit or proceeding by or before any Governmental Authority or any arbitrator involving Transocean Ltd. or any of its subsidiaries or its or their property or assets is pending or, to the best knowledge of Transocean Ltd., threatened, other than those that would not reasonably be expected to result in a Material Adverse Change with respect to Transocean Ltd.

14.2.4                        Except as previously disclosed by Transocean Ltd. to Songa Offshore prior to the date hereof, neither Transocean Ltd. nor any of its subsidiaries has incurred any obligations or contingent obligations to brokers or similar parties in connection with the Offer.

14.2.5                        Except as previously disclosed by Transocean Ltd. prior to the date hereof or contemplated by this Agreement, no consent, approval, authorization, filing with or order of any Governmental Authority is required for Transocean Ltd. to enter into and (subject to fulfilment of the conditions for the Offer) consummate this Agreement, or for Transocean Ltd. to perform its obligations as set out herein.

14.2.6                        Since August 1, 2014, Transocean Ltd, its subsidiaries and each of their respective Relevant Persons have not ever directly or indirectly violated or taken any act in furtherance of violating any Anti-Corruption Laws

14.2.7                        Transocean Ltd. has filed and disclosed publicly all material contracts which it is required to file and disclose in accordance with SEC rules and regulations, including rules and regulation under the Securities Act and Exchange Act.

14.3                                  For purposes of this Clause 14, the defined terms below have the following meanings:

(i)                           “Songa Offshore Material Contract” means any of the following contracts to which Songa Offshore or any subsidiary of Songa Offshore is a party or by which any of them or their assets is bound:

a.              any contracts with Statoil ASA and/or any of its subsidiaries or affiliates or any other company or entity operating in the off-shore exploration and production market;

b.              any drilling unit construction, repair, modification, life extension, overhaul or conversion contract for an amount in excess of USD 1,000,000, with respect to which the drilling unit has not been delivered and paid for; and

c.               any drilling contracts of three months or greater remaining duration, including fixed price customer options.

(ii)                        “Relevant Persons” means, with respect to any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity (“Person”), such Person’s officers, directors, employees, agents, distributors and other Persons acting for or on behalf of such Person.

(iii)                     “Government Official” shall mean any:  (i) officer, employee or other Person acting in an official capacity for or on behalf of any Governmental Authority or public international organization; or (ii) holder of or candidate for public office, political party or official thereof or member of a royal family, or any other Person acting in an official capacity for or on behalf of the foregoing.

(iv)                    “Governmental Authority” means any federal, state, local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, including any state-owned or state-controlled enterprise.

15                                            GOVERNING LAW AND DISPUTE RESOLUTION

15.1                                 This Agreement is governed by and construed in accordance with the law of Norway.

15.2                                  Except as set forth in Clause 10, any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, which has not been settled amicably by mutual agreement of the Parties within fourteen (14) days of it having been notified by one Party to the other Party, shall be exclusively referred to and finally resolved by arbitration under the Norwegian Arbitration Act. The language for all documentation and proceedings related to the arbitration and for the arbitral award shall be English. The dispute, the arbitration proceedings and the arbitral award shall be confidential. Each Party shall nominate one arbitrator, and the two arbitrators nominated by the Parties shall within 15 days after the appointment of the second arbitrator agree upon a third arbitrator who shall act as Chair of the Tribunal. If no agreement is reached within such 15 day period, the Chief Justice of the Borgarting Court of Appeals shall nominate and appoint a third arbitrator to act as Chair of the Tribunal.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

For and on behalf of the Transocean Ltd.		For and on behalf of the Songa Offshore SE

Signature:	/s/ Stephen L. Hayes	Signature:	/s/ Bjørnar Iversen

Name in block letters:	Stephen L. Hayes	Name in block letters:	Bjørnar Iversen
	Senior Vice President,		Chief Executive Officer
Tax and Asset Management

For and on behalf of the Transocean, Inc.

Signature:	/s/ Stephen L. Hayes

Name in block letters:	Stephen L. Hayes
Senior Vice President,
Tax and Asset Management

APPENDIX 1                                                                           TERMS AND CONDITIONS OF THE OFFER

Key terms and conditions of the Offer

Offeror

Transocean Ltd., its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted company) or a wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”). Settlement of any Offer made by any subsidiary of Transocean Inc. will be guaranteed by Transocean Ltd.

Songa Offshore	Songa Offshore SE, business registration number SE9 (“Songa Offshore”).

Offer Consideration

The Offeror shall offer (the “Offer”) to exchange each share of Songa Offshore (the “Songa Shares”) for a consideration consisting of a combination of (i) newly issued registered shares of Transocean Ltd. at par value CHF 0.10 each (the “Consideration Shares”), (ii) senior unsecured exchangeable bonds convertible into shares in Transocean Ltd. (the “Notes”), and (iii) at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of Consideration Shares and Notes to be delivered per Songa Share, the “Offer Price”). The Offer shall in all material respects be on the terms and subject to the closing conditions set out in this Appendix 1 to the Transaction Agreement (the “Agreement”), provided that one or more of such closing conditions may be waived by the Offeror as set out in this Appendix 1. The Offer Price shall be equal to NOK 47.50 per Songa Share and settled in Consideration Shares and Notes. The value of each Consideration Share will be determined based on the closing price of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price at 4:00 pm CET as determined by Norges Bank, each on the trading day immediately preceding the announcement of the Offer (such price the “RIG Closing Price”), and the value of each Note delivered in the Offer will be the nominal amount of such Consideration CB. Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash). The number of Consideration Shares and the number of Notes issued to each Songa Offshore shareholder who accepts the Offer will be rounded down to the nearest whole number of Consideration Shares or Notes, as applicable. Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Notes, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Notes issued to such shareholder and second to the aggregate number of Consideration Shares issued to such shareholder.

Higher Consideration

The Offeror and any entity wholly owned directly or indirectly by Transocean Ltd. shall not directly or indirectly acquire or enter into any agreement to acquire Songa Shares (in the open market or in privately negotiated transactions or otherwise) following announcement of the contemplated Offer until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer as contemplated by the Offer Document or, if relevant, expiry of a subsequent mandatory offer, at a consideration higher than the Offer Price, without increasing the Offer Price so as to be at least equal to such higher consideration. Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this section as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles by the Oslo Børs or any other governmental or regulatory authority to any subsequent mandatory offer that differs from the calculation principles specified in “Offer Consideration” above.

Blocking of tendered Songa Shares

By delivering a duly executed acceptance form, shareholders give the receiving agent (the “Receiving Agent”) an authorisation to block the Songa Shares to which the acceptance form relates, in favour of the Receiving Agent. The Receiving Agent is at the same time authorised to transfer such Songa Shares to the Offeror against settlement of the cash pursuant to the Cash Election and/or Consideration Shares and Notes at completion of the Offer. In the event the Offer is cancelled, the blocking will be terminated. It is not possible for the shareholder to dispose over the Songa Shares when they are blocked. The shareholder is free to dispose over any other securities registered in the same VPS-account as the blocked Songa Shares.

Offer Period

The Offer Period shall be minimum 20 U.S. business days and, including any extensions, up to a maximum of 10 weeks, from the date the Offer Document has been approved by the Oslo Børs and is dispatched to Songa Offshore’s shareholders.

Unless the Agreement has been terminated in accordance with Clause 9, (A) the Offeror shall (and Transocean Ltd. shall cause the Offeror to) extend the Offer for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC and its staff with respect thereto, NYSE, the Oslo Børs, applicable Norwegian law or applicable laws and regulations of Cyprus, in each case, applicable to the Offer (but in no event shall the Offeror be required to extend the Offer past the Long Stop Date (as extended)) and (B) if at any scheduled date of expiration of the Offer, the closing conditions set forth under the item “Completion Conditions” below shall not have been satisfied or earlier waived, the Offeror may elect to, and if reasonably requested by Songa Offshore, shall (and Transocean Ltd. shall cause the Offeror to), extend the Offer to a date that is not more than ten (10) U.S. business days after such previously scheduled date of expiration; provided, however, that if, as of any date of expiration, the closing conditions set forth under nos. 1 or 2 under the item “Completion Conditions” below shall not have been satisfied, if the Offeror elects to, or if Songa Offshore reasonably requests the Offeror to, extend the Offer pursuant to sub-clause (B) of this sentence, the Offeror shall, subject to applicable legal restrictions and applicable law, extend the Offer to a date that is not more than twenty (20) U.S. business days after the then-scheduled date of expiration (but which may in no event be later than the Long Stop Date (as extended)).

Completion Conditions

The completion of the Offer shall be subject to the satisfaction of the conditions set out below (the “Completion Conditions”), each one of which may be waived by the Offeror fully or partly (at the Offeror’s sole discretion), provided, however that (1) can only be waived to the extent the Offeror has received acceptances for more than 63% of the total share capital of Songa Offshore on a fully diluted basis and (2), (6), (7), (8) or (11) can only be waived with the prior written consent of Songa Offshore; provided, further that, (12) shall only be a condition to the completion of the Offer on or prior to September 17, 2017 (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)):

1.                   On or prior to the expiration of the Offer Period, shareholders shall in the aggregate have accepted the Offer subject to the terms and conditions of the Offer Document for a number of shares representing more than 90% of the total share capital of Songa Offshore, on a fully diluted basis (i.e. calculated based on the assumption that any and all outstanding warrants, convertible bonds and other Songa Offshore securities convertible into or otherwise giving rights to new shares in Songa have been exercised in full regardless of the conditions for such exercise), and the same amount of votes which can be exercised in the general meeting of Songa Offshore, and such acceptances shall remain valid and binding.

2.                   Any governmental, regulatory or other official approval and/or clearance, under any applicable laws or regulations, which are necessary for the completion of the Offer and the transactions contemplated hereunder, shall have been duly obtained without any conditions, unless clearly insignificant in the context of (i) Offeror’s existing business operations in Norway or (ii) the expected benefits to Transocean Ltd. of the Combination.

3.                   No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary, or permanent) that restrains or prohibits the completion of the Offer or shall in connection with the Offer have imposed conditions upon the Offeror, Songa Offshore or any of their respective subsidiaries, that the Offeror in its sole discretion determines to be unduly burdensome.

4.                   In the period from the announcement of the contemplated Offer until the settlement of the Offer there shall have been no changes or decisions to make changes to the share capital of Songa Offshore or its subsidiaries other than issuances of shares as required by the exercise of warrants or options or the conversion of convertible bonds and/or exercise of any other Songa Offshore securities, which are made in accordance with the terms of such agreements (which have been provided to the Offeror prior to the entering into of the Agreement or the terms of which are otherwise publicly available) underlying such warrants, options, convertible bonds and/or other Songa Securities and no issue or decision to issue any rights which entitle the holder to any form of equity interest in Songa Offshore or its subsidiaries, and Songa Offshore shall not have declared or made any dividends or other forms of distributions, in each case from the date of announcement of the contemplated Offer.

5.                   Prior to completion of the offer, there shall have been no Material Adverse Change.

6.                   (a) Transocean Ltd.’s general meeting of shareholders shall have approved the (i) issuance of the Consideration Shares, (ii) the creation of authorized share capital for the board of directors of Transocean Ltd. to be authorized to issue registered shares of

Transocean Ltd., par value CHF 0.10 each, in connection with a mandatory offer or compulsory acquisition (if any) following the completion of the Offer, in each case with the necessary majority under Swiss law and the Transocean Ltd.’s Articles of Association, and (b) the Consideration Shares shall have been registered with the competent Commercial Register.

7.                   The New York Stock Exchange shall have approved the Consideration Shares and the shares issuable upon conversion of the Consideration CBs for listing on such exchange, subject to official notice of issuance.

8.                   One or more registration statements on Form S-4 with respect to each of the Consideration Shares and the Consideration CBs shall have been declared effective by the SEC, or a Form CB has been filed by Transocean Ltd. with respect to the Offer.

9.                   Nothing shall have come to the attention of the Offeror that has reasonably caused it to conclude that the information about Songa Offshore or its subsidiaries provided to the Offeror, whether provided by Songa Offshore or any of its representatives, or contained in any publicly filed financial statement or stock exchange notice by Songa Offshore, is, when viewed in context and together with all such information and reporting, inaccurate, misleading or incomplete (a) in any material respect or (b) in the case of information regarding the capitalization of Songa Offshore, other than for immaterial inaccuracies or omissions.

10.            Songa Offshore shall have complied in all material respects with its obligations (including Clause 4) under the Agreement and no material breach by Songa Offshore of its representations and warranties (including the representations and warranties in Clauses 13 and 14) under the Agreement shall have occurred.

11.            The Perestroika Designee shall have been elected to Transocean Ltd.’s board of directors at the Transocean Ltd. Meeting.

12.            On or prior to September 17, 2017, the Offeror shall have concluded (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)) a confirmatory legal, financial, commercial and technical due diligence of Songa Offshore without any findings that in the Offeror’s sole discretion are material to the business or the value of Songa Offshore, provided, however that such due diligence shall not cover any of the items that were part of the Phase 1 Due Diligence (as defined in the Agreement).

Settlement

Settlement of the Offer shall take place, subject to the satisfaction of the condition set forth in no. 6(b) under the item “Completion Conditions” above, as soon as reasonably possible after the Completion Conditions have been met or waived by the Offeror and at the latest 15 U.S. business days after the date of the announcement that all Completion Conditions have been met or waived (such announcement not to be unreasonably withheld). If the Offer Period is extended, the settlement date may be postponed correspondingly.

Upon registration of the Consideration Shares in the Commercial Register of the Canton of Zug, Switzerland, the Offeror will register the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in its uncertificated share register. The Offeror will then instruct, or cause to be instructed, Computershare, its transfer agent and registrar, (i) to record the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in the Offeror’s Share Register, (ii) to register, as of the effective date of settlement, in book entry form a position representing the aggregate number of Consideration Shares and (iii) to take such further steps and actions as are necessary to deliver, or cause to be delivered, such number of Consideration Shares to each tendering holder of Songa Shares as corresponds to the exchange ratio applicable in the Offer.

Long Stop Date

If the Offer has not become unconditional by 16.30 CET on January 31, 2018 (the “Long Stop Date”) the Offer shall lapse and any tendered shares shall be released by the Offeror; provided, however, that the Long Stop Date may be extended at the election of Transocean Ltd. one time for no more than a total of 25 U.S. business days to the extent deemed necessary, at Transocean’s Ltd.’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Transocean Ltd. Meeting of the Perestroika Designee and, with respect to any extension by Transocean), Transocean prior to such extension publicly confirming the fulfilment of all other conditions for completion of the Offer (other than under nos. 3, 4, and 9 under “Completion Conditions” in this Appendix 1); but clarifying that, with respect to no. 10 under “Completion Conditions” in this Appendix 1, if a willful breach by Songa Offshore of any agreement or covenant in this Agreement occurs solely on or after the Long Stop Date, then such condition no.10 under “Completion Conditions” shall not be satisfied and, in such event, Offeror reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition.

Acceptance Binding

The acceptance of the Offer is binding once the Receiving Agent has received the acceptance form, except as otherwise required by applicable law. Prior to the expiry of the Offer, Songa shareholders may withdraw any shares tendered in the Offer.

Shareholders that accept the Offer will remain the beneficial owners of their Songa Shares and retain voting rights related thereto until settlement has taken place.

APPENDIX 2                                                                       TERM SHEET FOR THE CONVERTIBLE BOND

Term Sheet

Up to USD [**] 0.5 % Senior Unsecured Exchangeable Bonds 2017/2022

(the “Bonds” or the “Bond Issue”)(1)

ISIN [**]

CUSIP [**]

Issuer:	Transocean Inc., incorporated under the laws of the Cayman Islands with business registration number 89645.

Parent:	Transocean Ltd., incorporated under the laws of Switzerland with enterprise identification number (UID) CHE-114.461.224, being the direct 100% owner of the Issuer.

Guarantor:	The Parent.

Obligors:	Each of the Issuer and the Guarantor.

Currency:	USD.

Maximum Issue Amount:	USD [**].

Tap Issues:

The Bonds may be issued on different issue dates up to the Maximum Issue Amount. All Bonds shall be fungible for tax and securities law purposes, provided that any Bonds issued as consideration in any mandatory offer or compulsory acquisition following the exchange offer for the shares of Songa Offshore SE need not be fungible with the other Bonds for such purposes if it is not reasonably practicable to cause them to be fungible.

Initial Issue Date:	Expected to be [**].

Maturity Date:	Five (5) years after the Initial Issue Date.

Amortisation:	Any outstanding Bonds not converted to shares in the Parent or redeemed as provided for

(1)                                 Items denoted “[**]” are to be completed at a later date in connection with the issuance of the Bonds.

in this term sheet shall be repaid in one payment on the Maturity Date.

Interest Rate:

0.50% per annum, payable semi-annually in arrears. Interest on the Bonds will start to accrue on the Initial Issue Date and shall be payable on the Interest Payment Dates. Day-count fraction for coupon is “30/360”, business day convention is “unadjusted following” and business day as determined in New York.

Interest Payment Date:	Semi-annual dates beginning six (6) months after the Initial Issue Date, with the last Interest Payment Date being the Maturity Date.

Default Interest:	Interest Rate plus 3 percentage points per annum.

Price:	100% of the Principal Amount.

Principal Amount - Denominations:	Each Bond will have a Principal Amount of no more than USD 1,000.

Purpose of Bond Issue:

The Bonds will serve as:

(i)      part settlement of the NOK 1,400,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010628753 (SONG04);

(ii)     part settlement of the NOK 750,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010649403 (SONG05);

(iii)    settlement of the USD 50,000,000 loan provided by Perestroika AS to Songa Offshore SE; and

(iv)    part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE.

Status of the Bonds:

The Bonds will constitute senior unsecured debt obligations of the Issuer. As such, the Bonds will rank at least pari passu with each other and with all other unsecured obligations of the Issuer (save for such claims which are preferred by bankruptcy, insolvency, liquidation or other similar laws of general application). The Bonds will rank ahead of subordinated capital. The Guarantee will be an equivalently senior obligation of the Parent.

Listing:

The Issuer shall, within 60 days of the Initial Issue Date, cause the Bonds to be listed on either (i) the New York Stock Exchange or (ii) NASDAQ in New York (either such exchange, an “Exchange”). After listing, the Issuer shall ensure that the Bonds remain listed thereon until the Bonds have been redeemed or exchanged in full.

Guarantee:

All present and future obligations of the Issuer under the Finance Documents shall be guaranteed in full by the Guarantor. The Guarantee (which will be included in the Indenture) will be full and unconditional.

Finance Documents:	An indenture (the “Indenture”) and a corresponding global note.

Exchange Right:	Unless previously exchanged, redeemed, purchased or cancelled, the Bonds, including any accrued interest, may be exchanged at the holder’s option into ordinary, unencumbered freely tradeable (by non-affiliates of the Parent) and fully paid up shares in the capital of the Parent (the “Shares”) at the Exchange Price. For the avoidance of doubt, no cash settlement option will be available to the Issuer or the Parent.

Each Bondholder shall be entitled to exchange any or all of their Bonds for Shares at the Exchange Price at any time from the Initial Issue Date and up to Maturity Date (subject to the exercise period ending on the last business day prior to the Maturity Date) by sending a written notice to the Issuer. If an exercise of the Exchange Right gives rise to fractional Shares, the number of Shares resulting from the exchange shall be rounded down to the nearest whole share (fractional Shares will not be issued and cash will be paid in lieu of fractional Shares). The date of exchange will be no later than the third (3rd business day after the date on which the Paying Agent has received the notice from a Bondholder notifying the Paying Agent that it is exercising its Exchange Right.

Reference Price:	USD [**] per Share.

Initial Exchange Price:

USD [**] per Share(2) (as adjusted for any events between signing and closing that, had the Bonds then been outstanding, would have led to an adjustment per the dividend and anti-dilution protection described below).

Dividend and Anti-dilution Protection:

Dividend and anti-dilution protection through adjustment of the Exchange Price as per standard terms for physically-settled convertible bonds in the U.S. convertible bond market, adjusted to the extent appropriate and the fact that the Parent (which is the issuer of the Shares) is incorporated in Switzerland and has its Shares registered with the U.S. Securities and Exchange Commission (the “SEC”) and listed on The New York Stock Exchange.

Call Option:	Only as per “Early redemption at option due to a tax event” below.

Registration Rights:

Affiliated holders shall be entitled to customary demand, shelf and piggyback registration rights with respect to the Bonds, the Shares issuable upon the conversion of the Bonds, and other Shares received in the acquisition, including customary indemnification and contribution rights and provision for underwritten offerings.

Fundamental Change Events:

If a Change of Control Event has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(i)       subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer of the Change of Control Event, require early redemption of its Bonds at 101% of the Principal Amount plus accrued interest to, but not including, the date of redemption; or

(ii)      exchange the Bonds into Shares at an exchange price (COCEP) calculated as

(2)                                 To be equal to the Reference Price multiplied with 1.225.

follows:

COCEP = OEP / (1 + (EP x (c/t))) where:

COCEP = Change of Control Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Change of Control Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

If a Listing Failure Event (together with a Change of Control Event (the “Fundamental Change Events”) has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(i)         subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer, require early redemption of its Bonds at 100% of the Principal Amount plus accrued interest; or

(ii)        exchange the Bonds into Shares at an exchange price (LFEP) calculated as follows:

LFEP = OEP / (1 + (EP x (c/t))) where:

LFEP = Listing Failure Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Listing Failure Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

In the event of an early redemption pursuant to the above, settlement shall be five (5) banking days after the Paying Agent has received such request.

The Issuer will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and any other applicable securities laws or regulations in connection with an exchange.

Change of Control Event:

The occurrence of an event or series of events constituting a “Change of Control Repurchase Event” as defined in that certain indenture by and among Transocean Inc., the guarantors party thereto and Wells Fargo Bank, National Association, dated July 21, 2016 (the “Existing Unsecured Indenture”) as adapted to apply to either of the Issuer or the Parent.

Listing Failure Event:	In the case of the Shares, that the Shares cease to be admitted to listing on The New York Stock Exchange or on another principal U.S. national securities exchange.

Information Undertakings:

The provision of applicable information and notices (including with respect to put option events) to the Bond Trustee and Bondholders as set forth in the Existing Unsecured Indenture and timely provision of reports under the US Exchange Act..

General Undertakings:

The following general undertakings as set forth in the Existing Unsecured Indenture:

•                  Payment of Securities (Section 4.04),

•                  Statement by Officer as to Compliance; Statement by Officer as to Default (Section 4.08),

•                  Further Instruments and Acts (Section 4.09),

•                  Consolidation, Mergers and Sale of Assets (Section 5.01); provided that the successor (if any) is organized under the laws of (i) the Cayman Islands, Bermuda, the British Virgin Islands, the United States or any State thereof (including the District of Columbia), England, Wales, Scotland, Ireland, Netherlands, Luxembourg or Cyprus, or (ii) any other jurisdiction that would not have a materially adverse change to the rights of the Bondholders.

in each case, adjusted where appropriate to address exchangeable notes structure (including application to the Parent and its Guarantee).

Event of Defaults:

The following Event of Default provisions (applicable to the Obligors) as set forth in the Existing Unsecured Indenture:

•                  non-payment of interest (Section 6.01(1)) or principal (Section 6.01(2)),

•                  failure to make offers in connection with Put Option Events (Section 6.01(3)),

•                  breach of other obligations (Section 6.01(4),

•                  failure of the Guarantee to be in full force and effect (6.01(5), and

•                  bankruptcy proceedings (Sections 6.01(6) and 6.01(7),

in each case, adjusted where appropriate to address exchangeable notes structure.

The following specific Events of Default will also apply:

Failure to Exchange:

The Issuer fails to comply with its obligations to exchange the Bonds in accordance with the Indenture upon exercise of a Bondholder’s exchange right.

Ownership of the Issuer:

The Issuer ceases to be 100% owned (directly or indirectly) by the Parent.

Bond Delisting Event:

The Bonds have not been admitted for listing on an Exchange within 60 days following the Initial Issue Date or, in the case of a successful admission to listing of the Bonds, that a period of 60 days has elapsed since the Bonds ceased to be listed on an Exchange.

Tax Gross-up:

Subject to standard exceptions included in Sections 12.01(1) and 12.01(4) or any combination thereof of the Existing Unsecured Indenture and as set forth below under “Early put option due to tax event”, if any Obligor is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents the amount of the payment due will be grossed-up to such net amount which is (after making the required withholding) equal to the payment which would have been received if no withholding had been required.

Any public fees levied on the trade of Bonds in the secondary market shall be paid by the Bondholders, unless otherwise provided by law or regulation, and the Issuer shall not be responsible for reimbursing any such fees.

Early Put Option due to a Tax Event:

If the Issuer is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents as a result of a change in applicable law implemented after the date of the Bond terms, the Issuer will have the right to offer to redeem all of the Bonds at a price equal to 100% of the Nominal Amount (the “Tax Event Put Offer”). The Issuer shall give written notice of such offer to the Bond Trustee and the Bondholders at least 20 business days prior to the relevant repayment date, provided that no such notice shall be given earlier than 60 days prior to the earliest date on which the Issuer would be obliged to withhold such tax were a payment in respect of the Bonds then due. If the Issuer determines to make such Tax Event Put Offer, all Bonds remaining outstanding after the relevant repayment date shall no longer be subject to the tax gross-up provision set forth under “Tax Gross-up” set forth above.

Indenture:

The Indenture will regulate the rights and obligations with respect to the Bonds. In the event of any discrepancy between this term sheet and the Indenture, the provisions of the Indenture shall prevail.

The Indenture shall include provisions on the Bond Trustee’s right to represent the Bondholders, including a customary “no action” clause, meaning that no individual Bondholder may take any legal action against the Issuer individually other than as permitted under the Indenture (as further described in the Indenture). The Indenture will further contain provisions regulating the duties of the Bond Trustee, procedures for obtaining Bondholders’ consents and applicable requirements for Bondholders’ consent, whereas a sufficient majority of Bondholders may materially amend the provision of the Indenture or discharge the Bonds in part or in full without the consent of all Bondholders, other than in respect of specified customary terms requiring consent of each affected Bondholder (including those specified in the Existing Unsecured Indenture and the rights described under “Fundamental Change Events”), as well as other provisions customary for a bond offering as described herein. Concurrently with any Tax Event Put Offer, Bondholders shall have the right to exchange their Bonds at a decreased exchange price calculated using the formula for reducing the exchange price in connection with a Change of Control Event.

Bond Trustee:	Wells Fargo Bank, National Association.

Paying Agent:	Wells Fargo Bank, National Association.

Securities Depository:	The Bonds will be registered in Cede & Co., as authorized representative of The Depository Trust Company.

Repurchase of Bonds:

The Issuer may purchase and hold Bonds and such Bonds may be retained, sold (provided they are fully fungible with other Bonds) or cancelled at the Issuer’s sole discretion (but Bonds so held will not be considered outstanding for purposes of any Bondholder action).

Subscription Restrictions:

The Bonds may be issued in a transaction exempt from registration under the U.S. Securities Act, and any state securities law. If this is the case, the Bonds may not be offered or sold within the United States to, or for the account or benefit of, any U.S. Person (as such terms are defined in regulations), except pursuant to an exemption from the registration requirements of the U.S. Securities Act and appropriate exemptions under the laws of any other jurisdiction. The applicable exemption for any Bonds offered and sold as part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE or in settlement (or partial settlement) of Songa Offshore SE’s outstanding bonds and shareholder loan, and any related transfer restrictions, remain to be determined. Notwithstanding the foregoing, to the extent listed on an exchange as set forth herein, the Bonds will be registered with the SEC.

Further details will be included in the voluntary offer document and/or bond tender form.

Transfer Restrictions:

The Bonds are freely transferable and may be pledged, subject to the following:

(i)        Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable from time to time under local laws to which a Bondholder may be subject (due e.g. to its nationality, its residency, its registered address, its place(s) for doing business). Each Bondholder must ensure compliance with local laws and regulations applicable at own cost and expense.

(ii)      Notwithstanding the above, a Bondholder which has purchased the Bonds in contradiction to mandatory restrictions applicable may nevertheless utilize its voting rights under the Bond terms provided that the Issuer shall not incur any additional liability by complying with its obligations to such Bondholder.

(iii)     Bondholders that are affiliates of the Issuer or Parent may be subject to transfer restrictions mandatorily applicable under the U.S. Securities Act.

Governing Law:	New York law.

APPENDIX 3                                                                           OFFEROR ANNOUNCEMENT RELEASE

Omitted.

APPENDIX 4                                                                           SONGA OFFSHORE ANNOUNCEMENT RELEASE

Omitted.

APPENDIX 5                                                                           PRE-ACCEPTANCE OF OFFER

Omitted.

APPENDIX 6                                                                           INDICATIVE TIMETABLE

Omitted.

APPENDIX 7                                                                           SONGA BOARD RECOMMENDATION

Omitted.

APPENDIX 8                                                                           INDEPENDENT STATEMENT

Omitted.

APPENDIX 9                                                                          LIST OF SUBSIDIARIES

Omitted.

Exhibit 10.1

IRREVOCABLE PRE-ACCEPTANCE OF CONTEMPLATED EXCHANGE OFFER

To:    Transocean Ltd.

Turmstrasse 30

CH-6300 Zug

Switzerland

Transocean Ltd. and its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted company), or another wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”), are contemplating a recommended public voluntary exchange offer (the “Offer”) to the shareholders of Songa Offshore SE (“Songa Offshore”) for the purchase of all of the issued and outstanding shares of Songa Offshore (the “Songa Shares”) by offering to exchange each Songa Share for a combination of shares of Transocean Ltd. (“RIG Shares”), senior unsecured exchangeable bonds issued by a subsidiary of Transocean Ltd. (and guaranteed by Transocean Ltd.) (the “Notes”) and, at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of RIG Shares and Notes to be delivered per Songa Share, the “Offer Price”) pursuant to the terms of the transaction agreement among inter alia Songa Offshore and Transocean Ltd. (the “Transaction Agreement”).  The Offer Price shall be equal to NOK 47.50. The value of each RIG Share delivered in the Offer will be determined based on the closing price of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price at 4:00 pm CET as determined by Norges Bank, each on the trading day immediately preceding the announcement of the Offer. The value of each Note delivered in the Offer will be the nominal amount of such Note.  Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Offshore shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Offshore shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash).  The number of RIG Shares and Notes issued to each Songa Offshore shareholder who accepts the Offer will be rounded down to the nearest whole number of RIG Shares or Notes, as applicable.  Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% RIG Shares and 50% Notes, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Notes issued to such shareholder and second to the aggregate number of RIG Shares issued to such shareholder.  The number of RIG Shares and Notes shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Transocean Ltd. or Songa Shares, as applicable), reclassification, combination, exchange of shares or other like change (other than in connection with the transactions contemplated by the Transaction Agreement, including any issuance of Songa Shares or RIG Shares permitted pursuant to Clause 4.1 or 4.2 of the Transaction Agreement) with respect to the number of shares of Transocean Ltd. or Songa Shares outstanding after the date hereof and prior to the completion of the Offer.

The Offeror’s obligation to commence the Offer is conditional upon, unless waived by the Offeror, (1) the continuing effectiveness of the Transaction Agreement and (2) the satisfaction of the conditions specified in Clause 2.9 of the Transaction Agreement.

The execution and delivery of this pre-acceptance undertaking (this “Undertaking”) does not constitute an offer or commitment by the Offeror to acquire the Acceptance Shares (as defined below).  However, subject to satisfaction or waiver by the Offeror of the above conditions, the Offeror undertakes to make and commence the Offer.  This Undertaking shall be effective upon the Offeror having obtained irrevocable pre-acceptances of the Offer from Songa shareholders holding at least 63% of the Songa Shares (and at least from both Perestroika AS and Asia Research Capital

Management (ARCM)) on a fully diluted basis (including for these purposes any shares held by the Songa shareholder party to this Undertaking) (the “Effective Condition”).

If the Offer is commenced, the consideration for, and other key terms and conditions of, the Offer shall in all material respects be as set out in Appendix 1 attached hereto, as further described in an exchange offer document (the “Offer Document”) to be reviewed and approved by the Oslo Stock Exchange and the Financial Supervisory Authority of Norway. The key terms of the Notes will in all material respects be as set out in Appendix 3 attached hereto.

As requested by the Offeror, as a condition to the Offeror making the Offer, I, the undersigned, hereby agree as follows:

1.                  In the event the Offeror launches the Offer, I irrevocably and unconditionally undertake to accept the Offer (such undertaking is hereinafter referred to as the “Pre-acceptance”) in respect of all of my existing Songa Shares, plus all future Songa Shares I may acquire (including without limitation Songa Shares being issued as a result of exercise of any options, warrants, convertible bonds, subscription/conversion rights and any other securities exchangeable into or giving rights to acquire Songa Shares (the “Other Songa Securities”) held by me) at any time following the execution of this Undertaking and before the expiry of the acceptance period in the Offer (the “Offer Period”) (such Songa Shares, and all Other Songa Securities shall hereinafter jointly be referred to as the “Acceptance Shares”).  Prior to the expiry of the Offer Period as described in the Offer Document, I undertake to exercise all Other Songa Securities that I own beneficially and of record and accept the Offer for all Songa Shares issued and held by me as a result of such exercise of Other Songa Securities; provided that if the Offeror waives all conditions to the Offer (other than regulatory approvals) I undertake to exercise all Other Songa Securities that I own beneficially and of record and accept the Offer for all Songa Shares issued and held by me as a result of such exercise of Other Songa Securities as promptly as practicable after receiving notice of such waiver.  In the event any Other Songa Securities are not exercisable/convertible or exercised/converted, I undertake, subject to completion of the Offer, to sell such securities to the Offeror or its designee on the same economic terms as if such Other Songa Securities had been exercised/converted.  Further, I undertake to sell and exchange with the Offeror, with documents effecting such sale and exchange to be negotiated in good faith, (i) each of the bonds in SONG04 (NO 001 062875.3) (the “SONG04 Bonds”) that I hold for Notes in a total amount equal to 103.5% of the principal amount of such SONG04 Bonds and (ii) each of the bonds in SONG05 (NO 001 064940.3) (the “SONG05 Bonds” and, together with the SONG04 Bonds, the “Bonds”) that I hold for Notes in a total amount equal to 101% of the principal amount of such SONG05 Bonds, in both cases with the addition of accrued unpaid interest up to completion (together, the “Bond Exchange”).  In addition I undertake to sell and exchange, with documents effecting such sale and exchange to be negotiated in good faith, all of my holdings in the USD 50 million loan to Songa Offshore (the “Shareholder Loan”) for Notes in a total amount equal to 100% of the principal amount of such Shareholder Loan, in addition to accrued unpaid interest up to completion (the “Shareholder Loan Exchange”).  The Offeror acknowledges and agrees that (a) there will be no conditions to the Bond Exchange other than the conditions to the Offer, as such conditions may be modified to be applicable to the Bond Offer, (b) it will not (I) waive any condition to the Offer unless any corresponding condition to the Bond Exchange is simultaneously waived and (II) waive any condition to the Bond Exchange unless any corresponding condition to the Offer is simultaneously waived, and (c) the Shareholder Loan Exchange will take place upon the completion of the Offer.

2.                  If between the date of signing of this Undertaking and completion of the Offer as contemplated by the Offer Document, or, if applicable, the expiry of any subsequent mandatory offer, a consideration higher than the Offer Price is announced, paid or agreed to be paid pursuant to a direct or indirect acquisition of a Songa Share (in the open market or in privately negotiated transactions or otherwise) by or on behalf of the Offeror or any entity wholly owned directly or indirectly by Transocean Ltd., or if the Offeror otherwise announces an increase in the Offer Price during the Offer Period, then I shall be entitled to receive the same consideration paid per

Songa Share for the Acceptance Shares, and this Undertaking shall apply accordingly to the improved terms of the Offer made by the Offeror.  Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this Section 2 solely as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period or (iii) the application of calculation principles to any subsequent mandatory offer that differ from the calculation principles specified in the first paragraph of this Undertaking, whether applied by the Oslo Stock Exchange or any other governmental or regulatory authority or pursuant to the requirements of any applicable law (including without limitation applicable Cyprus law).

3.                  I acknowledge that this Undertaking is irrevocable and unconditional until it lapses or is terminated as provided in Section 10 below, and it may not otherwise under any circumstances whatsoever be withdrawn or amended in any way without the Offeror’s prior written consent, including but not limited to (i) in the event of a higher offer being announced or made by a party other than the Offeror or any entity owned directly or indirectly by Transocean Ltd. and (ii) whether or not the board of Songa Offshore recommends the Offer or withdraws, amends or fails to provide its recommendation.

4.                  I confirm that the Acceptance Shares and principal amount of Bonds and Shareholder Loan that I own beneficially or of record are set forth on Appendix 2 hereto. I also confirm that (i) such Acceptance Shares and any other Acceptance Shares that I acquire after the date hereof are, and on the settlement date for the Offer will be, free of any lien, pledge or other encumbrances and other third party rights of any nature whatsoever, and that full legal and beneficial ownership of my Acceptance Shares will be transferred to the Offeror at completion of and pursuant to the Offer, including the right to all dividends declared or paid after the date of the completion of the Offer, and (ii) such Bonds and Shareholder Loan and any other Bonds or Shareholder Loan that I acquire after the date hereof are, and at the time I sell all such Bonds and Shareholder Loan to the Offeror will be, free of any lien, pledge or other encumbrances and other third party rights of any nature whatsoever, and that full legal and beneficial ownership of my Bonds and Shareholder Loan will be transferred to the Offeror upon the sale thereof to the Offeror.  I accept that from and after the date hereof until this Undertaking lapses as provided in Section 10 below, I shall not sell, dispose of, transfer to another account, charge, pledge or in any other way encumber or grant any option or other right over or in relation to the Acceptance Shares, Bonds or Shareholder Loan held by me or otherwise deal with any such instruments or interests therein in favor of any third party or take any other action related to such instruments in my capacity as the beneficial or record holder thereof which might impede or frustrate my obligations hereunder, the making of the Offer or consummation of the Offer.

5.                  I have full power and authority to enter into this Undertaking, to perform my obligations hereunder and to accept the Offer in respect of all of the Acceptance Shares.

6.                  I accept that this Undertaking, including its terms and conditions, and my name (and/or the name of the person or entity through which I own or hold Acceptance Shares) may be used by the Offeror and its affiliates and made public in the Offer Document and/or any announcement or other documents prepared in connection with the Offer, including in filings made by the Offeror or its affiliates with the U.S. Securities and Exchange Commission and other legal or regulatory authorities.

7.                  I undertake to provide promptly to the Offeror all such information as the Offeror may reasonably request to comply with the rules and requirements of the Oslo Stock Exchange, the U.S. Securities and Exchange Commission and any other legal or regulatory requirements and permit all such information relating to this Undertaking to be shared with the employees, advisers and other representatives of the Offeror and the Offeror’s affiliates, in each case in connection with the Offer, any related transactions and associated equity and/or debt financing.

8.                  I undertake to keep strictly confidential the terms and conditions of the contemplated Offer and the existence and terms of this Undertaking to the extent not required to be disclosed pursuant to applicable laws and regulations, provided that if disclosure is required I shall consult with the Offeror prior to making such disclosure to the extent legally possible. I recognize that knowledge of the contemplated Offer constitutes inside information, as defined in section 3-2 of the Norwegian Securities Trading Act of 29 June 2007 no. 75 relating to Songa Offshore, and/or material nonpublic information under the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, relating to Transocean Ltd. and the securities of its subsidiaries, and confirm that I am aware of the duties and responsibilities the possession of such information involves, as well as the civil and criminal liability associated with the use, distribution and disclosure of such information.

9.                  I acknowledge that no offer document has been published with respect to the Offer as of the date hereof, and I agree to be bound by my obligations hereunder regardless of the subsequent publication of the Offer Document or any other document describing the Offeror’s intent to acquire the Songa Shares, provided that the consideration for, and other key terms and conditions of, the Offer set out in the Offer Document will in all material respects be as set out in Appendix 1 and Appendix 3 attached hereto.

10.           My obligations under this Undertaking will lapse with immediate effect if (i) at the end of the fifth U.S. business day following the execution of this Undertaking (a) the Effective Condition has not occurred and/or (b) the Offeror’s intention to make an Offer has not been publicly announced by the Offeror (in its sole discretion), or (ii) the Offer has lapsed as a result of the Completion Conditions (as defined in Appendix 1) having not been fulfilled or waived by the Offeror as of the Long Stop Date (as defined in Appendix 1). My obligations under this Undertaking may be terminated by me with immediate effect if (i) a Material Adverse Change (as defined below) has occurred, (ii) if Transocean Ltd.’s shareholders fail to approve the election of the Perestroika Designee (as defined below) to the Transocean Ltd. board of directors, or (iii) the Transaction Agreement is terminated by Songa Offshore pursuant to Clause 9.1(ii)(B) thereof as a result of Transocean Ltd.’s breach (as defined in Clause 9.2 of the Transaction Agreement) that remains uncured of Clause 4.2(i)(a) or 4.2(i)(g) of the Transaction Agreement. For purposes of this Section 10, the following terms shall have the meanings set forth below:

“Material Adverse Change” shall mean any event, change, fact, condition, circumstance, development, occurrence or effect which, individually or together with any other event, change, fact, condition, circumstance, development, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Transocean Ltd. and its subsidiaries, taken as a whole, or (ii) the ability of Transocean Ltd. and the Offeror, as the case may be, to consummate the Offer or the other transactions contemplated by this Undertaking, provided that “Material Adverse Change” shall not be deemed to include an event, change, fact, condition, circumstance, development, occurrence or effect (I) unless it results in a decrease in the Transocean Market Capitalization of greater than 50% as well as a Relative Percentage Decrease of greater than 50% and (II) to the extent it relates to (A) the announcement of the Offer and the other transactions contemplated by the Transaction Agreement; (B) the execution of, compliance with the terms of, or the taking of any action required by the Transaction Agreement, or the consummation of the Offer and the other transactions contemplated by the Transaction Agreement; (C) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof, except to the extent disproportionally affecting Transocean Ltd. relative to peer companies operating in the industry, (D) changes in financial markets, interest rates, exchange rates, commodity prices or, except to the extent that such matters have an impact on Transocean Ltd. that to a material extent is disproportionate to the effect on other peer companies operating in the industry, other general economic conditions, (E) share price fluctuations or changes in third-party analyst estimates or projections (provided that the underlying cause of any such fluctuation or change may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein), (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway, except to the extent disproportionally affecting Transocean Ltd. relative to peer companies operating in the industry, or (G) any changes resulting from non-cash impairment charges relating to the write-down or scrapping of existing oil rigs.

“Relative Percentage Decrease” means the absolute value of (i) the Transocean Percentage Change minus (ii) any Basket Percentage Change.

“Transocean Percentage Change” means the percentage change in the Transocean Market Capitalization calculated based on the average closing price of Transocean’s shares on the NYSE during any Comparison Period as compared to the Transocean Market Capitalization calculated based on the five trading days prior to the date of this Undertaking.

“Transocean Shares” means Transocean Ltd.’s shares, par value CHF 0.10 per share.

“Transocean Market Capitalization” means, for any period, the arithmetic average of the closing prices of the Transocean Shares on the NYSE during such period multiplied by the average number of outstanding Transocean Shares during such period.

“Basket Market Capitalization” means, for any period, the arithmetic average market capitalization for all of the Basket Companies as a group during such period, with the market capitalization calculated for each Basket Company during such period as the arithmetic average of the closing prices of such company’s Basket Securities multiplied by the average number of outstanding Basket Securities for such company during such period.

“Basket Percentage Change” means the percentage change in the Basket Market Capitalization during any Comparison Period as compared to the Basket Market Capitalization during the five trading days prior to the date of this Undertaking.

“Comparison Period” means any 10 consecutive trading days for the Transocean Shares and the Basket Securities during the term of this Undertaking.

“Basket Companies” include Atwood Oceanics, Inc., Diamond Offshore Drilling, Inc., Ensco plc, Noble Corporation plc, Ocean Rig UDW Inc., Pacific Drilling S.A., Rowan Companies Inc., Seadrill Limited and Subsea 7 SA.

“Basket Securities” means the publicly traded common shares or similar securities of the Basket Companies.

11.           In addition to executing this Undertaking, I shall return to the Offeror and the receiving agent pursuant to the Offer, promptly following the commencement of the Offer Period as set forth in the Offer Document, a duly completed and executed acceptance form in respect of the Offer as attached to the Offer Document, in relation to all of the Acceptance Shares then in issue that I own or hold as at that date in accordance with the procedure for acceptance of the Offer set out in the Offer Document. Failure to deliver such acceptance form shall, however, in no way affect my obligation to accept the Offer in respect of all of my Acceptance Shares as provided for herein. I shall accept the Offer in respect of any further Acceptance Shares I subsequently acquire in accordance with the procedure for acceptance set out in the Offer Document not later than one day after the date I become the beneficial or record holder (whichever comes first) of such further Acceptance Shares, including as a result of the exercise of Other Songa Securities set out in clause 1 above. I further waive any right and undertake that I shall not exercise any right to withdraw my acceptance of the Offer that I may have or that may arise in respect of any of the Acceptance Shares.  I also waive any right to make a Cash Election with respect to any Acceptance Shares I tender in the Offer. Notwithstanding the above, any such delivered acceptance of the Offer will and shall be deemed made on the terms and conditions set out in this Undertaking which will continue to apply for such acceptance, and in the case of any discrepancy between this Undertaking and such acceptance, then this Undertaking shall prevail.

12.           I agree that I will not sell, transfer, encumber or otherwise dispose of the RIG Shares that I receive as consideration for my Acceptance Shares for a period of 12 months after the date the Offeror publicly announces the Offer, and that I will enter into a separate lock-up agreement with

Transocean Ltd. or its designee in this respect.  To avoid doubt, such lock-up shall not apply to any RIG Shares I acquire through conversion of the Notes.

It is further acknowledged and agreed that this Undertaking and the Pre-acceptance, and the ultimate consummation of the sale of any Songa Shares, any Bonds or the Shareholder Loan as contemplated hereby is conditional upon Perestroika being afforded the right to designate one individual that the board of directors of Transocean Ltd. will propose to Transocean Ltd.’s shareholders for election to Transocean Ltd.’s board of directors at the extraordinary general meeting at which the Transocean Ltd. Shareholder Approvals (as defined in the Transaction Agreement) are sought (including any adjournment or postponement thereof).  Any such proposal and election shall be conditional upon the consummation of the Offer and the other transactions contemplated by the Transaction Agreement.  The individual designated by Perestroika (the “Perestroika Designee”) shall be Mr. Frederik Mohn.

13.           I agree that, for the duration of this Undertaking, at any meeting of Songa Offshore’s shareholders, and on any action by written consent, I will (or will cause the holder of record on any applicable date to) vote or consent, as applicable, my Acceptance Shares entitled to vote or consent against (i) any action, proposal, transaction or agreement that would reasonably be expected to result in the failure of any Completion Condition (as defined in Appendix 1) to be satisfied, (ii) any merger agreement or merger (other than pursuant to the Transaction Agreement), consolidation, scheme of arrangement, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of Songa Offshore, or (iii) other proposal or transaction involving Songa Offshore or any of its subsidiaries that would in any manner impede, delay, frustrate, prevent or nullify any transaction contemplated by the Transaction Agreement, including the consummation of the Offer.

14.           I agree that, if I fail to return to the Offeror and the receiving agent a duly completed and executed acceptance form in respect of the Offer in accordance with this Undertaking or breach any of my other obligations hereunder, damages may not be an adequate remedy. Accordingly, the Offeror shall be entitled to the remedies of injunction, specific performance and other similar relief for any threatened or actual breach of the terms of this Undertaking.

15.           This Undertaking is governed by, and shall be construed in accordance with the law of Norway. Any legal dispute arising in relation to this Undertaking shall be exclusively resolved by arbitration under the Norwegian Arbitration Act. The language for all documentation and proceedings related to the arbitration and for the arbitral award shall be English. The dispute, the arbitration proceedings and the arbitral award shall be confidential. Each party shall nominate one arbitrator, and the two arbitrators nominated by the parties shall within 15 days after the appointment of the second arbitrator agree upon a third arbitrator who shall act as Chair of the Tribunal.  If no agreement is reached within such 15 day period, the Chief Justice of the Borgarting Court of Appeals shall nominate and appoint a third arbitrator to act as Chair of the Tribunal.

[Signature page follows.]

Place:	Bergen	Date:	13/8-17	Signature*:	/s/ Frederik W. Mohn
Name in block letters: FREDERIK W. MOHN, Chairman and Sole Director of Perestroika AS

* If signed pursuant to an authorisation, the appropriate evidence of authority must be attached.

Accepted on behalf of Transocean Ltd.:

Place:	Switzerland	Date:	August 13, 2017	Signature*:	/s/ Stephen L. Hayes
Name in block letters: STEPHEN L. HAYES, Senior Vice President of Tax and Asset Management

Appendix 1                                                                             Key terms and conditions of the Offer

Offeror

Transocean Ltd., its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted company) or a wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”). Settlement of any Offer made by any subsidiary of Transocean Inc. will be guaranteed by Transocean Ltd.

Songa Offshore	Songa Offshore SE, business registration number SE9 (“Songa Offshore”).

Offer Consideration

The Offeror shall offer (the “Offer”) to exchange each share of Songa Offshore (the “Songa Shares”) for a consideration consisting of a combination of (i) newly issued registered shares of Transocean Ltd. at par value CHF 0.10 each (the “Consideration Shares”), (ii) senior unsecured exchangeable bonds convertible into shares in Transocean Ltd. (the “Notes”), and (iii) at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of Consideration Shares and Notes to be delivered per Songa Share, the “Offer Price”).  The Offer shall in all material respects be on the terms and subject to the closing conditions set out in this Appendix 1, provided that one or more of such closing conditions may be waived by the Offeror as set out in this Appendix 1. The Offer Price shall be equal to NOK 47.50 per Songa Share and settled in Consideration Shares and Notes. The value of each Consideration Share will be determined based on the closing price of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price at 4:00 pm CET as determined by Norges Bank, each on the trading day immediately preceding the announcement of the Offer (such price the “RIG Closing Price”), and the value of each Note delivered in the Offer will be the nominal amount of such Consideration CB.  Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash).  The number of Consideration Shares and the number of Notes issued to each Songa Offshore shareholder who accepts the Offer will be rounded down to the nearest whole number of Consideration Shares or Notes, as applicable.  Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Notes, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Notes issued to such shareholder and second to the aggregate number of Consideration Shares issued to such shareholder.

Higher Consideration

The Offeror and any entity wholly owned directly or indirectly by Transocean Ltd. shall not directly or indirectly acquire or enter into any agreement to acquire Songa Shares (in the open market or in privately negotiated transactions or otherwise) following announcement of the contemplated Offer until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer as contemplated by the Offer Document or, if relevant, expiry of a subsequent mandatory offer, at a consideration higher than the Offer Price, without increasing the Offer Price so as to be at least equal to such higher consideration. Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this section as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles by the Oslo Børs or any other governmental or regulatory authority to any subsequent mandatory offer that differs from the calculation principles specified in “Offer Consideration” above.

Blocking of tendered Songa Shares

By delivering a duly executed acceptance form, shareholders give the receiving agent (the “Receiving Agent”) an authorisation to block the Songa Shares to which the acceptance form relates, in favour of the Receiving Agent. The Receiving Agent is at the same time authorised to transfer such Songa Shares to the Offeror against settlement of the cash pursuant to the Cash Election and/or Consideration Shares and Notes at completion of the Offer. In the event the Offer is cancelled, the blocking will be terminated. It is not possible for the shareholder to dispose over the Songa Shares when they are blocked. The shareholder is free to dispose over any other securities registered in the same VPS-account as the blocked Songa Shares.

Offer Period

The Offer Period shall be minimum 20 U.S. business days and, including any extensions, up to a maximum of 10 weeks, from the date the Offer Document has been approved by the Oslo Børs and is dispatched to Songa Offshore’s shareholders.

Unless the to Transaction Agreement (the “Agreement”) has been terminated in accordance with Clause 9, (A) the Offeror shall (and Transocean Ltd. shall cause the Offeror to) extend the Offer for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC and its staff with respect thereto, NYSE, the Oslo Børs, applicable Norwegian law or applicable laws and regulations of Cyprus, in each case, applicable to the Offer (but in no event shall the Offeror be required to extend the Offer past the Long Stop Date (as extended)) and (B) if at any scheduled date of expiration of the Offer, the closing conditions set forth under the item “Completion Conditions” below shall not have been satisfied or earlier waived, the Offeror may elect to, and if reasonably requested by Songa Offshore, shall (and Transocean Ltd. shall cause the Offeror to), extend the Offer to a date that is not more than ten (10) U.S. business days after such previously scheduled date of expiration; provided, however, that if, as of any date of expiration, the closing conditions set forth under nos. 1 or 2 under the item “Completion Conditions” below shall not have been satisfied, if the Offeror elects to, or if Songa Offshore reasonably requests the Offeror to, extend the Offer pursuant to sub-clause (B) of this sentence, the Offeror shall, subject to applicable legal restrictions and applicable law, extend the Offer to a date that is not more than twenty (20) U.S. business days after the then-scheduled date of expiration (but which may in no event be later than the Long Stop Date (as extended)).

Completion Conditions

The completion of the Offer shall be subject to the satisfaction of the conditions set out below (the “Completion Conditions”), each one of which may be waived by the Offeror fully or partly (at the Offeror’s sole discretion), provided, however that (1) can only be waived to the extent the Offeror has received acceptances for more than 63% of the total share capital of  Songa Offshore on a fully diluted basis and (2), (6), (7), (8) or (11) can only be waived with the prior written consent of Songa Offshore; provided, further that, (12) shall only be a condition to the completion of the Offer on or prior to September 17, 2017 (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)):

1.              On or prior to the expiration of the Offer Period, shareholders shall in the aggregate have accepted the Offer subject to the terms and conditions of the Offer Document for a number of shares representing more than 90% of the total share capital of  Songa Offshore, on a fully diluted basis (i.e. calculated based on the assumption that any and all outstanding warrants, convertible bonds and other Songa Offshore securities convertible into or otherwise giving rights to new shares in Songa have been exercised in full regardless of the conditions for such exercise), and the same amount of votes which can be exercised in the general meeting of Songa Offshore, and such acceptances shall remain valid and binding.

2.              Any governmental, regulatory or other official approval and/or clearance, under any applicable laws or regulations, which are necessary for the completion of the Offer and the transactions contemplated hereunder, shall have been duly obtained without any conditions, unless clearly insignificant in the context of (i) Offeror’s existing business operations in Norway or (ii) the expected benefits to Transocean Ltd. of the Combination.

3.              No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary, or permanent) that restrains or prohibits the completion of the Offer or shall in connection with the Offer have imposed conditions upon the Offeror, Songa Offshore or any of their respective subsidiaries, that the Offeror in its sole discretion determines to be unduly burdensome.

4.              In the period from the announcement of the contemplated Offer until the settlement of the Offer there shall have been no changes or decisions to make changes to the share capital of Songa Offshore or its subsidiaries other than issuances of shares as  required by the exercise of warrants or options or the conversion of convertible bonds and/or exercise of any other Songa Offshore securities, which are made in accordance with the terms of such agreements (which have been provided to the Offeror prior to the entering into of the Agreement or the terms of which are otherwise publicly available) underlying such warrants, options, convertible bonds and/or other Songa Securities and no issue or decision to issue any rights which entitle the holder to any form of equity interest in Songa Offshore or its subsidiaries, and Songa Offshore shall not have declared or made any dividends or other forms of distributions, in each case from the date of announcement of the contemplated Offer.

5.              Prior to completion of the offer, there shall have been no Material Adverse Change.

6.              (a) Transocean Ltd.’s general meeting of shareholders shall have approved the (i) issuance of the Consideration Shares, (ii) the creation of authorized share capital for the board of directors of Transocean Ltd. to be authorized to issue registered shares of Transocean Ltd., par value CHF 0.10 each, in connection with a mandatory offer or compulsory acquisition (if any) following the completion of the Offer, in each case with the necessary majority under Swiss law and the Transocean Ltd.’s Articles of Association, and (b) the Consideration Shares shall have been registered with the competent Commercial Register.

7.              The New York Stock Exchange shall have approved the Consideration Shares and the shares issuable upon conversion of the Consideration CBs for listing on such exchange, subject to official notice of issuance.

8.              One or more registration statements on Form S-4 with respect to each of the Consideration Shares and the Consideration CBs shall have been declared effective by the SEC, or a Form CB has been filed by Transocean Ltd. with respect to the Offer.

9.              Nothing shall have come to the attention of the Offeror that has reasonably caused it to conclude that the information about Songa Offshore or its subsidiaries provided to the Offeror, whether provided by Songa Offshore or any of its representatives, or contained in any publicly filed financial statement or stock exchange notice by Songa Offshore, is, when viewed in context and together with all such information and reporting, inaccurate, misleading or incomplete (a) in any material respect or (b) in the case of information regarding the capitalization of Songa Offshore, other than for immaterial inaccuracies or omissions.

10.       Songa Offshore shall have complied in all material respects with its obligations (including Clause 4) under the Agreement and no material breach by Songa Offshore of its representations and warranties (including the representations and warranties in Clauses 13 and 14) under the Agreement shall have occurred.

11.       The Perestroika Designee shall have been elected to Transocean Ltd.’s board of directors at the Transocean Ltd. Meeting.

12.       On or prior to September 17, 2017, the Offeror shall have concluded (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)) a confirmatory legal, financial, commercial and technical due diligence of Songa Offshore without any findings that in the Offeror’s sole discretion are material to the business or the value of Songa Offshore, provided, however that such due diligence shall not cover any of the items that were part of the Phase 1 Due Diligence (as defined in the Agreement).

Settlement

Settlement of the Offer shall take place, subject to the satisfaction of the condition set forth in no. 6(b) under the item “Completion Conditions” above, as soon as reasonably possible after the Completion Conditions have been met or waived by the Offeror and at the latest 15 U.S. business days after the date of the announcement that all Completion Conditions have been met or waived (such announcement not to be unreasonably withheld).  If the Offer Period is extended, the settlement date may be postponed correspondingly.

Upon registration of the Consideration Shares in the Commercial Register of the Canton of Zug, Switzerland, the Offeror will register the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in its uncertificated share register. The Offeror will then instruct, or cause to be instructed, Computershare, its transfer agent and registrar, (i) to record the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in the Offeror’s Share Register, (ii) to register, as of the effective date of settlement, in book entry form a position representing the aggregate number of Consideration Shares and (iii) to take such further steps and actions as are necessary to deliver, or cause to be delivered, such number of Consideration Shares to each tendering holder of Songa Shares as corresponds to the exchange ratio applicable in the Offer.

Long Stop Date

If the Offer has not become unconditional by 16.30 CET on January 31, 2018 (the “Long Stop Date”) the Offer shall lapse and any tendered shares shall be released by the Offeror; provided, however, that the Long Stop Date may be extended at the election of Transocean Ltd. one time for no more than a total of 25 U.S. business days to the extent deemed necessary, at Transocean’s Ltd.’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Transocean Ltd. Meeting of the Perestroika Designee and, with respect to any extension by Transocean), Transocean prior to such extension publicly confirming the fulfilment of all other conditions for completion of the Offer (other than under nos. 3, 4, and 9 under “Completion Conditions” in this Appendix 1); but clarifying that, with respect to no. 10 under “Completion Conditions” in this Appendix 1, if a willful breach by Songa Offshore of any agreement or covenant in the Agreement occurs solely on or after the Long Stop Date, then such condition no.10 under “Completion Conditions” shall not be satisfied and, in such event, Offeror reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition.

Acceptance Binding

The acceptance of the Offer is binding once the Receiving Agent has received the acceptance form, except as otherwise required by applicable law.  Prior to the expiry of the Offer, Songa shareholders may withdraw any shares tendered in the Offer.

Shareholders that accept the Offer will remain the beneficial owners of their Songa Shares and retain voting rights related thereto until settlement has taken place.

Appendix 2                                                                             Information about the Shareholder

Name of shareholder:	PERESTROIKA AS

Number of shares held in Songa Offshore as of the date hereof:	59,557,340

Number of warrants held in Songa Offshore as of the date hereof:	0

Amount of convertible bonds SONG07 (NO0010760036) held in Songa Offshore as of the date hereof: Number of shares in Songa Offshore resulting from conversion of convertible bonds	USD 55,664,166 27,556,518

Type and number of Other Songa Securities except as set out above held as of the date hereof:

Amount of Bonds held split into SONG04 (NO0010628753) and SONG05 (NO0010649403) as of the date hereof:	NOK 330,000,000 (04) 0 (05)

Amount of Shareholder Loan as of the date hereof:	USD 50,000,000

Shareholder’s VPS account no.:	[Intentionally omitted]

Address of shareholder:	[Intentionally omitted]

Telephone:	[Intentionally omitted]

E-mail:	[Intentionally omitted]

Appendix 3                                                                             Term Sheet for Convertible Bonds

Term Sheet

Up to USD [**] 0.5 % Senior Unsecured Exchangeable Bonds 2017/2022

(the “Bonds” or the “Bond Issue”)(1)

ISIN [**]

CUSIP [**]

Issuer:	Transocean Inc., incorporated under the laws of the Cayman Islands with business registration number 89645.

Parent:	Transocean Ltd., incorporated under the laws of Switzerland with enterprise identification number (UID) CHE-114.461.224, being the direct 100 % owner of the Issuer.

Guarantor:	The Parent.

Obligors:	Each of the Issuer and the Guarantor.

Currency:	USD.

Maximum Issue Amount:	USD [**].

Tap Issues:

The Bonds may be issued on different issue dates up to the Maximum Issue Amount. All Bonds shall be fungible for tax and securities law purposes, provided that any Bonds issued as consideration in any mandatory offer or compulsory acquisition following the exchange offer for the shares of Songa Offshore SE need not be fungible with the other Bonds for such purposes if it is not reasonably practicable to cause them to be fungible.

Initial Issue Date:	Expected to be [**].

Maturity Date:	Five (5) years after the Initial Issue Date.

Amortisation:	Any outstanding Bonds not converted to shares in the Parent or redeemed as provided for in this term sheet shall be repaid in one payment on the Maturity Date.

Interest Rate:

0.50% per annum, payable semi-annually in arrears.  Interest on the Bonds will start to accrue on the Initial Issue Date and shall be payable on the Interest Payment Dates. Day-count fraction for coupon is “30/360”, business day convention is “unadjusted following” and business day as determined in New York.

(1)                                Items denoted “[**]” are to be completed at a later date in connection with the issuance of the Bonds.

Interest Payment Date:	Semi-annual dates beginning six (6) months after the Initial Issue Date, with the last Interest Payment Date being the Maturity Date.

Default Interest:	Interest Rate plus 3 percentage points per annum.

Price:	100% of the Principal Amount.

Principal Amount - Denominations:	Each Bond will have a Principal Amount of no more than USD 1,000.

Purpose of Bond Issue:

The Bonds will serve as:

(i)                                    part settlement of the NOK 1,400,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010628753 (SONG04);

(ii)                                 part settlement of the NOK 750,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010649403 (SONG05);

(iii)                              settlement of the USD 50,000,000 loan provided by Perestroika AS to Songa Offshore SE; and

(iv)                             part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE.

Status of the Bonds:

The Bonds will constitute senior unsecured debt obligations of the Issuer. As such, the Bonds will rank at least pari passu with each other and with all other unsecured obligations of the Issuer (save for such claims which are preferred by bankruptcy, insolvency, liquidation or other similar laws of general application). The Bonds will rank ahead of subordinated capital. The Guarantee will be an equivalently senior obligation of the Parent.

Listing:

The Issuer shall, within 60 days of the Initial Issue Date, cause the Bonds to be listed on either (i) the New York Stock Exchange or (ii) NASDAQ in New York (either such exchange, an “Exchange”). After listing, the Issuer shall ensure that the Bonds remain listed thereon until the Bonds have been redeemed or exchanged in full.

Guarantee:

All present and future obligations of the Issuer under the Finance Documents shall be guaranteed in full by the Guarantor. The Guarantee (which will be included in the Indenture) will be full and unconditional.

Finance Documents:	An indenture (the “Indenture”) and a corresponding global note.

Exchange Right:

Unless previously exchanged, redeemed, purchased or cancelled, the Bonds, including any accrued interest, may be exchanged at the holder’s option into ordinary, unencumbered freely tradeable (by non-affiliates of the Parent) and fully paid up shares in the capital of the Parent (the “Shares”) at the Exchange Price. For the avoidance of doubt, no cash settlement option will be available to the Issuer or the Parent.

Each Bondholder shall be entitled to exchange any or all of their Bonds for Shares at the Exchange Price at any time from the Initial Issue Date and up to Maturity Date (subject to the exercise period ending on the last business day prior to the Maturity Date) by sending a written notice to the Issuer. If an exercise of the Exchange Right gives rise to fractional Shares, the number of Shares resulting from the exchange shall be rounded down to the nearest whole share (fractional Shares will not be issued and cash will be paid in lieu of fractional Shares). The date of exchange will be no later than the third (3rd business day after the date on which the Paying Agent has received the notice from a Bondholder notifying the Paying Agent that it is exercising its Exchange Right.

Reference Price:	USD [**] per Share.

Initial Exchange Price:

USD [**] per Share(2) (as adjusted for any events between signing and closing that, had the Bonds then been outstanding, would have led to an adjustment per the dividend and anti-dilution protection described below).

Dividend and Anti-dilution Protection:

Dividend and anti-dilution protection through adjustment of the Exchange Price as per standard terms for physically-settled convertible bonds in the U.S. convertible bond market, adjusted to the extent appropriate and the fact that the Parent (which is the issuer of the Shares) is incorporated in Switzerland and has its Shares registered with the U.S. Securities and Exchange Commission (the “SEC”) and listed on The New York Stock Exchange.

Call Option:	Only as per “Early redemption at option due to a tax event” below.

Registration Rights:

Affiliated holders shall be entitled to customary demand, shelf and piggyback registration rights with respect to the Bonds, the Shares issuable upon the conversion of the Bonds, and other Shares received in the acquisition, including customary indemnification and contribution rights and provision for underwritten offerings.

Fundamental Change Events:

If a Change of Control Event has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(i)                                    subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer of the Change of Control Event, require early redemption of its Bonds at 101% of the Principal Amount plus accrued interest to, but not including, the date of redemption; or

(ii)                                 exchange the Bonds into Shares at an exchange price (COCEP) calculated as follows:

COCEP = OEP / (1 + (EP x (c/t))) where:

COCEP = Change of Control Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Change of Control Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

If a Listing Failure Event (together with a Change of Control Event (the “Fundamental Change Events”) has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(2)                                To be equal to the Reference Price multiplied with 1.225.

(i)                                         subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer, require early redemption of its Bonds at 100% of the Principal Amount plus accrued interest; or

(ii)                                 exchange the Bonds into Shares at an exchange price (LFEP) calculated as follows:

LFEP = OEP / (1 + (EP x (c/t))) where:

LFEP = Listing Failure Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Listing Failure Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

In the event of an early redemption pursuant to the above, settlement shall be five (5) banking days after the Paying Agent has received such request.

The Issuer will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and any other applicable securities laws or regulations in connection with an exchange.

Change of Control Event:

The occurrence of an event or series of events constituting a “Change of Control Repurchase Event” as defined in that certain indenture by and among Transocean Inc., the guarantors party thereto and Wells Fargo Bank, National Association, dated July 21, 2016 (the “Existing Unsecured Indenture”) as adapted to apply to either of the Issuer or the Parent.

Listing Failure Event:	In the case of the Shares, that the Shares cease to be admitted to listing on The New York Stock Exchange or on another principal U.S. national securities exchange.

Information Undertakings:

The provision of applicable information and notices (including with respect to put option events) to the Bond Trustee and Bondholders as set forth in the Existing Unsecured Indenture and timely provision of reports under the US Exchange Act..

General Undertakings:

The following general undertakings as set forth in the Existing Unsecured Indenture:

•                  Payment of Securities (Section 4.04),

•                  Statement by Officer as to Compliance; Statement by Officer as to Default (Section 4.08),

•                  Further Instruments and Acts (Section 4.09),

•                  Consolidation, Mergers and Sale of Assets (Section 5.01); provided that the successor (if any) is organized under the laws of (i) the Cayman Islands, Bermuda, the British Virgin Islands, the United States or any State thereof (including the District of Columbia), England, Wales, Scotland, Ireland, Netherlands, Luxembourg or Cyprus, or (ii) any other jurisdiction that would not have a materially adverse change to the rights of the Bondholders.

in each case, adjusted where appropriate to address exchangeable notes structure (including application to the Parent and its Guarantee).

Event of Defaults:

The following Event of Default provisions (applicable to the Obligors) as set forth in the Existing Unsecured Indenture:

•                  non-payment of interest (Section 6.01(1)) or principal (Section 6.01(2)),

•                  failure to make offers in connection with Put Option Events (Section 6.01(3)),

•                  breach of other obligations (Section 6.01(4),

•                  failure of the Guarantee to be in full force and effect (6.01(5), and

•                  bankruptcy proceedings (Sections 6.01(6) and 6.01(7),

in each case, adjusted where appropriate to address exchangeable notes structure.

The following specific Events of Default will also apply:

Failure to Exchange:

1.                                           The Issuer fails to comply with its obligations to exchange the Bonds in accordance with the Indenture upon exercise of a Bondholder’s exchange right.

Ownership of the Issuer:

2.                                           The Issuer ceases to be 100% owned (directly or indirectly) by the Parent.

Bond Delisting Event:

3.                                           The Bonds have not been admitted for listing on an Exchange within 60 days following the Initial Issue Date or, in the case of a successful admission to listing of the Bonds, that a period of 60 days has elapsed since the Bonds ceased to be listed on an Exchange.

Tax Gross-up:

Subject to standard exceptions included in Sections 12.01(1) and 12.01(4) or any combination thereof of the Existing Unsecured Indenture and as set forth below under “Early put option due to tax event”, if any Obligor is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents the amount of the payment due will be grossed-up to such net amount which is (after making the required withholding) equal to the payment which would have been received if no withholding had been required.

Any public fees levied on the trade of Bonds in the secondary market shall be paid by the Bondholders, unless otherwise provided by law or regulation, and the Issuer shall not be responsible for reimbursing any such fees.

Early Put Option due to a Tax Event:

If the Issuer is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents as a result of a change in applicable law implemented after the date of the Bond terms, the Issuer will have the right to offer to redeem all of the Bonds at a price equal to 100 % of the Nominal Amount (the “Tax Event Put Offer”). The Issuer shall give written notice of such offer to the Bond Trustee and the Bondholders at least 20 business days prior to the relevant repayment date, provided that no such notice shall be given earlier than 60 days prior to the earliest date on which the Issuer would be obliged to withhold such tax were a payment in respect of the Bonds then due. If the Issuer determines to make such Tax Event Put Offer, all Bonds remaining outstanding after the relevant repayment date shall no longer be subject to the tax gross-up provision set forth under “Tax Gross-up” set forth above.

Indenture:

The Indenture will regulate the rights and obligations with respect to the Bonds. In the event of any discrepancy between this term sheet and the Indenture, the provisions of the Indenture shall prevail.

The Indenture shall include provisions on the Bond Trustee’s right to represent the Bondholders, including a customary “no action” clause, meaning that no individual Bondholder may take any legal action against the Issuer individually other than as permitted under the Indenture (as further described in the Indenture). The Indenture will further contain provisions regulating the duties of the Bond Trustee, procedures for obtaining Bondholders’ consents and applicable requirements for Bondholders’ consent, whereas a sufficient majority of Bondholders may materially amend the provision of the Indenture or discharge the Bonds in part or in full without the consent of all Bondholders, other than in respect of specified customary terms requiring consent of each affected Bondholder (including those specified in the Existing Unsecured Indenture and the rights described under “Fundamental Change Events”), as well as other provisions customary for a bond offering as described herein.  Concurrently with any Tax Event Put Offer, Bondholders shall have the right to exchange their Bonds at a decreased exchange price calculated using the formula for reducing the exchange price in connection with a Change of Control Event.

Bond Trustee:	Wells Fargo Bank, National Association.

Paying Agent:	Wells Fargo Bank, National Association.

Securities Depository:	The Bonds will be registered in Cede & Co., as authorized representative of The Depository Trust Company.

Repurchase of Bonds:

The Issuer may purchase and hold Bonds and such Bonds may be retained, sold (provided they are fully fungible with other Bonds) or cancelled at the Issuer’s sole discretion (but Bonds so held will not be considered outstanding for purposes of any Bondholder action).

Subscription Restrictions:

The Bonds may be issued in a transaction exempt from registration under the U.S. Securities Act, and any state securities law.  If this is the case, the Bonds  may not be offered or sold within the United States to, or for the account or benefit of, any U.S. Person (as such terms are defined in regulations), except pursuant to an exemption from the registration requirements of the U.S. Securities Act and appropriate exemptions under the laws of any other jurisdiction.  The applicable exemption for any Bonds offered and sold as part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE or in settlement (or partial settlement) of Songa Offshore SE’s outstanding bonds and shareholder loan, and any related transfer restrictions, remain to be determined.  Notwithstanding the foregoing, to the extent listed on an exchange as set forth herein, the Bonds will be registered with the SEC.

Further details will be included in the voluntary offer document and/or bond tender form.

Transfer Restrictions:	The Bonds are freely transferable and may be pledged, subject to the following:

(i)                                    Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable from time to time under local laws to which a Bondholder may be subject (due e.g. to its nationality, its residency, its registered address, its place(s) for doing business). Each Bondholder must ensure compliance with local laws and regulations applicable at own cost and expense.

(ii)                                 Notwithstanding the above, a Bondholder which has purchased the Bonds in contradiction to mandatory restrictions applicable may nevertheless utilize its voting rights under the Bond terms provided that the Issuer shall not incur any additional liability by complying with its obligations to such Bondholder.

(iii)                              Bondholders that are affiliates of the Issuer or Parent may be subject to transfer restrictions mandatorily applicable under the U.S. Securities Act.

Governing Law:	New York law.

Exhibit 10.2

Execution Version

IRREVOCABLE PRE-ACCEPTANCE OF CONTEMPLATED EXCHANGE OFFER

To:                            Transocean Ltd.

Turmstrasse 30

CH-6300 Zug

Switzerland

Transocean Ltd. and its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted company), or another wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”), are contemplating a recommended public voluntary exchange offer (the “Offer”) to the shareholders of Songa Offshore SE (“Songa Offshore”) for the purchase of all of the issued and outstanding shares of Songa Offshore (the “Songa Shares”) by offering to exchange each Songa Share for a combination of shares of Transocean Ltd. (“RIG Shares”), senior unsecured exchangeable bonds issued by a subsidiary of Transocean Ltd. (and guaranteed by Transocean Ltd.) (the “Notes”) and, at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of RIG Shares and Notes to be delivered per Songa Share, the “Offer Price”) pursuant to the terms of the transaction agreement among inter alia Songa Offshore and Transocean Ltd. (the “Transaction Agreement”).  The Offer Price shall be equal to NOK 47.50. The value of each RIG Share delivered in the Offer is  NOK 66.4815, which is determined based on the closing price of USD 8.39 of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price of 7.9239 at 4:00 pm CET as determined by Norges Bank, each on August 14, 2017 (being the trading day immediately preceding the announcement of the Offer). The value of each Note delivered in the Offer will be the nominal amount of such Note.  Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Offshore shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Offshore shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash).  The number of RIG Shares and Notes issued to each Songa Offshore shareholder who accepts the Offer will be rounded down to the nearest whole number of RIG Shares or Notes, as applicable.  Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% RIG Shares and 50% Notes, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Notes issued to such shareholder and second to the aggregate number of RIG Shares issued to such shareholder.  The number of RIG Shares and Notes shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Transocean Ltd. or Songa Shares, as applicable), reclassification, combination, exchange of shares or other like change (other than in connection with the transactions contemplated by the Transaction Agreement, including any issuance of Songa Shares or RIG Shares permitted pursuant to Clause 4.1 or 4.2 of the Transaction Agreement) with respect to the number of shares of Transocean Ltd. or Songa Shares outstanding after the date hereof and prior to the completion of the Offer.

The Offeror’s obligation to commence the Offer is conditional upon, unless waived by the Offeror, (1) the continuing effectiveness of the Transaction Agreement and (2) the satisfaction of the conditions specified in Clause 2.9 of the Transaction Agreement.

The execution and delivery of this pre-acceptance undertaking (this “Undertaking”) does not constitute an offer or commitment by the Offeror to acquire the Acceptance Shares (as defined below).  However, subject to satisfaction or waiver by the Offeror of the above conditions, the Offeror undertakes to make and commence the Offer.  This Undertaking shall be effective upon the Offeror having obtained irrevocable pre-acceptances of the Offer from Songa shareholders holding at least 63% of the Songa Shares (and at least from both Perestroika AS and Asia Research Capital

Management (ARCM)) on a fully diluted basis (including for these purposes any shares held by the Songa shareholder party to this Undertaking) (the “Effective Condition”).

If the Offer is commenced, the consideration for, and other key terms and conditions of, the Offer shall in all material respects be as set out in Appendix 1 attached hereto, as further described in an exchange offer document (the “Offer Document”) to be reviewed and approved by the Oslo Stock Exchange and the Financial Supervisory Authority of Norway. The key terms of the Notes will in all material respects be as set out in Appendix 3 attached hereto.

As requested by the Offeror, as a condition to the Offeror making the Offer, I, the undersigned, hereby agree as follows:

1.                  In the event the Offeror launches the Offer, I irrevocably and unconditionally undertake to accept the Offer (such undertaking is hereinafter referred to as the “Pre-acceptance”) in respect of all of my existing Songa Shares, plus all future Songa Shares I may acquire (including without limitation Songa Shares being issued as a result of exercise of any options, warrants, convertible bonds, subscription/conversion rights and any other securities exchangeable into or giving rights to acquire Songa Shares (the “Other Songa Securities”) held by me) at any time following the execution of this Undertaking and before the expiry of the acceptance period in the Offer (the “Offer Period”) (such Songa Shares, and all Other Songa Securities shall hereinafter jointly be referred to as the “Acceptance Shares”).  Prior to the expiry of the Offer Period as described in the Offer Document, I undertake to exercise all Other Songa Securities that I own beneficially and of record and accept the Offer for all Songa Shares issued and held by me as a result of such exercise of Other Songa Securities; provided that if the Offeror waives all conditions to the Offer (other than regulatory approvals) I undertake to exercise all Other Songa Securities that I own beneficially and of record and accept the Offer for all Songa Shares issued and held by me as a result of such exercise of Other Songa Securities as promptly as practicable after receiving notice of such waiver.  The Offeror undertakes to use commercially reasonable efforts to set the date of the Offeror’s general meeting of shareholders mentioned in the Completion Conditions specified in no. 6 and 11 of Appendix 1 to be held prior to expiry of the Offer Period. In the event any Other Songa Securities are not exercisable/convertible or exercised/converted, I undertake, subject to completion of the Offer, to sell such securities to the Offeror or its designee on the same economic terms as if such Other Songa Securities had been exercised/converted. Further, I undertake to sell and exchange with the Offeror, with documents effecting such sale and exchange to be negotiated in good faith, (i) each of the bonds in SONG04 (NO 001 062875.3) (the “SONG04 Bonds”) that I hold for 25 % Notes and 75 % Agreed Consideration (as defined below) in a total amount equal to 103.5% of the principal amount of such SONG04 Bonds and (ii) each of the bonds in SONG05 (NO 001 064940.3) (the “SONG05 Bonds” and, together with the SONG04 Bonds, the “Bonds”) that I hold for 25 % Notes and 75 % Agreed Consideration in a total amount equal to 101% of the principal amount of such SONG05 Bonds, in both cases with the addition of accrued unpaid interest up to completion (together, the “Bond Exchange”). The “Agreed Consideration” shall consist of either (x) a fixed income debt instrument issued by the Offeror or a direct or indirect subsidiary thereof, substantially on the same terms as recent unsecured debt offerings from the Offeror or its direct or indirect subsidiaries, and otherwise to be negotiated in good faith between the Parties and issued at market price of outstanding debt securities issued by the Offeror or its direct or indirect subsidiaries, (y) if the parties are not able to negotiate the terms of and execute definitive documentation related to such fixed income instrument before the expiration of the Offer Period, cash, or (z) a combination of the consideration from (x) and (y). The Offeror acknowledges and agrees that (a) there will be no conditions to the Bond Exchange other than the conditions to the Offer, as such conditions may be modified to be applicable to the Bond Offer, and (b) it will not (I) waive any condition to the Offer unless any corresponding condition to the Bond Exchange is simultaneously waived and (II) waive any condition to the Bond Exchange unless any corresponding condition to the Offer is simultaneously waived.

2.                  If between the date of signing of this Undertaking and completion of the Offer as contemplated by the Offer Document, or, if applicable, the expiry of any subsequent mandatory offer, a consideration higher than the Offer Price is announced, paid or agreed to be paid pursuant to a direct or indirect acquisition of a Songa Share (in the open market or in privately negotiated transactions or otherwise) by or on behalf of the Offeror or any entity wholly owned directly or indirectly by Transocean Ltd., or if the Offeror otherwise announces an increase in the Offer Price during the Offer Period, then I shall be entitled to receive the same consideration paid per Songa Share for the Acceptance Shares, and this Undertaking shall apply accordingly to the improved terms of the Offer made by the Offeror.  Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this Section 2 solely as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period or (iii) the application of calculation principles to any subsequent mandatory offer that differ from the calculation principles specified in the first paragraph of this Undertaking, whether applied by the Oslo Stock Exchange or any other governmental or regulatory authority or pursuant to the requirements of any applicable law (including without limitation applicable Cyprus law).

3.                  I acknowledge that this Undertaking is irrevocable and unconditional until it lapses or is terminated as provided in Section 10 below, and it may not otherwise under any circumstances whatsoever be withdrawn or amended in any way without the Offeror’s prior written consent, including but not limited to (i) in the event of a higher offer being announced or made by a party other than the Offeror or any entity owned directly or indirectly by Transocean Ltd. and (ii) whether or not the board of Songa Offshore recommends the Offer or withdraws, amends or fails to provide its recommendation.

4.                  I confirm that the Acceptance Shares and principal amount of Bonds that I own beneficially or of record are set forth on Appendix 2 hereto. I also confirm that (i) such Acceptance Shares and any other Acceptance Shares that I acquire after the date hereof are, and on the settlement date for the Offer will be, free of any lien, pledge or other encumbrances and other third party rights of any nature whatsoever, and that full legal and beneficial ownership of my Acceptance Shares will be transferred to the Offeror at completion of and pursuant to the Offer, including the right to all dividends declared or paid after the date of the completion of the Offer, and (ii) such Bonds and any other Bonds that I acquire after the date hereof are, and at the time I sell all such Bonds to the Offeror will be, free of any lien, pledge or other encumbrances and other third party rights of any nature whatsoever, and that full legal and beneficial ownership of my Bonds will be transferred to the Offeror upon the sale thereof to the Offeror.  I accept that from and after the date hereof until this Undertaking lapses as provided in Section 10 below, I shall not sell, dispose of, transfer to another account, charge, pledge or in any other way encumber or grant any option or other right over or in relation to the Acceptance Shares, Bonds held by me or otherwise deal with any such instruments or interests therein in favor of any third party or take any other action related to such instruments in my capacity as the beneficial or record holder thereof which might impede or frustrate my obligations hereunder, the making of the Offer or consummation of the Offer.

5.                  I have full power and authority to enter into this Undertaking, to perform my obligations hereunder and to accept the Offer in respect of all of the Acceptance Shares.

6.                  I accept that this Undertaking, including its terms and conditions, and my name (and/or the name of the person or entity through which I own or hold Acceptance Shares) may be used by the Offeror and its affiliates and made public in the Offer Document and/or any announcement or other documents prepared in connection with the Offer, including in filings made by the Offeror or its affiliates with the U.S. Securities and Exchange Commission and other legal or regulatory authorities.

7.                  I undertake to provide promptly to the Offeror all such information as the Offeror may reasonably request to comply with the rules and requirements of the Oslo Stock Exchange, the U.S.

Securities and Exchange Commission and any other legal or regulatory requirements and permit all such information relating to this Undertaking to be shared with the employees, advisers and other representatives of the Offeror and the Offeror’s affiliates, in each case in connection with the Offer, any related transactions and associated equity and/or debt financing.

8.                  I undertake to keep strictly confidential the terms and conditions of the contemplated Offer and the existence and terms of this Undertaking to the extent not required to be disclosed pursuant to applicable laws and regulations, provided that if disclosure is required I shall consult with the Offeror prior to making such disclosure to the extent legally possible. I recognize that knowledge of the contemplated Offer constitutes inside information, as defined in section 3-2 of the Norwegian Securities Trading Act of 29 June 2007 no. 75 relating to Songa Offshore, and/or material nonpublic information under the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, relating to Transocean Ltd. and the securities of its subsidiaries, and confirm that I am aware of the duties and responsibilities the possession of such information involves, as well as the civil and criminal liability associated with the use, distribution and disclosure of such information.

9.                  I acknowledge that no offer document has been published with respect to the Offer as of the date hereof, and I agree to be bound by my obligations hereunder regardless of the subsequent publication of the Offer Document or any other document describing the Offeror’s intent to acquire the Songa Shares, provided that the consideration for, and other key terms and conditions of, the Offer set out in the Offer Document will in all material respects be as set out in Appendix 1 and Appendix 3 attached hereto.

10.           My obligations under this Undertaking will lapse with immediate effect if (i) at the end of the fifth U.S. business day following the execution of this Undertaking (a) the Effective Condition has not occurred and/or (b) the Offeror’s intention to make an Offer has not been publicly announced by the Offeror (in its sole discretion), or (ii) the Offer has lapsed as a result of the Completion Conditions (as defined in Appendix 1) having not been fulfilled or waived by the Offeror as of the Long Stop Date (as defined in Appendix 1). My obligations under this Undertaking may be terminated by me with immediate effect if (i) a Material Adverse Change (as defined below) has occurred, (ii) if Transocean Ltd.’s shareholders fail to approve the election of the Perestroika Designee (as defined below) to the Transocean Ltd. board of directors, or (iii) the Transaction Agreement is terminated by Songa Offshore pursuant to Clause 9.1(ii)(B) thereof as a result of Transocean Ltd.’s breach (as defined in Clause 9.2 of the Transaction Agreement) that remains uncured of Clause 4.2(i)(a) or 4.2(i)(g) of the Transaction Agreement. For purposes of this Section 10, the following terms shall have the meanings set forth below:

“Material Adverse Change” shall mean any event, change, fact, condition, circumstance, development, occurrence or effect which, individually or together with any other event, change, fact, condition, circumstance, development, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Transocean Ltd. and its subsidiaries, taken as a whole, or (ii) the ability of Transocean Ltd. and the Offeror, as the case may be, to consummate the Offer or the other transactions contemplated by this Undertaking, provided that “Material Adverse Change” shall not be deemed to include an event, change, fact, condition, circumstance, development, occurrence or effect (I) unless it results in a decrease in the Transocean Market Capitalization of greater than 50% as well as a Relative Percentage Decrease of greater than 50% and (II) to the extent it relates to (A) the announcement of the Offer and the other transactions contemplated by the Transaction Agreement; (B) the execution of, compliance with the terms of, or the taking of any action required by the Transaction Agreement, or the consummation of the Offer and the other transactions contemplated by the Transaction Agreement; (C) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof, except to the extent disproportionally affecting Transocean Ltd. relative to peer companies operating in the industry, (D) changes in financial markets, interest rates, exchange rates, commodity prices or, except to the extent that such matters have an impact on Transocean Ltd. that to a material extent is disproportionate to the effect on other peer companies operating in the industry, other general economic conditions, (E) share price fluctuations or changes in third-party analyst estimates or projections (provided that the underlying cause of any such fluctuation or change may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein), (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway, except to the extent disproportionally affecting Transocean Ltd. relative to peer companies operating in the industry, or (G) any changes resulting from non-cash impairment charges relating to the write-down or scrapping of existing oil rigs.

“Relative Percentage Decrease” means the absolute value of (i) the Transocean Percentage Change minus (ii) any Basket Percentage Change.

“Transocean Percentage Change” means the percentage change in the Transocean Market Capitalization calculated based on the average closing price of Transocean’s shares on the NYSE during any Comparison Period as compared to the Transocean Market Capitalization calculated based on the five trading days prior to the date of this Undertaking.

“Transocean Shares” means Transocean Ltd.’s shares, par value CHF 0.10 per share.

“Transocean Market Capitalization” means, for any period, the arithmetic average of the closing prices of the Transocean Shares on the NYSE during such period multiplied by the average number of outstanding Transocean Shares during such period.

“Basket Market Capitalization” means, for any period, the arithmetic average market capitalization for all of the Basket Companies as a group during such period, with the market capitalization calculated for each Basket Company during such period as the arithmetic average of the closing prices of such company’s Basket Securities multiplied by the average number of outstanding Basket Securities for such company during such period.

“Basket Percentage Change” means the percentage change in the Basket Market Capitalization during any Comparison Period as compared to the Basket Market Capitalization during the five trading days prior to the date of this Undertaking.

“Comparison Period” means any 10 consecutive trading days for the Transocean Shares and the Basket Securities during the term of this Undertaking.

“Basket Companies” include Atwood Oceanics, Inc., Diamond Offshore Drilling, Inc., Ensco plc, Noble Corporation plc, Ocean Rig UDW Inc., Pacific Drilling S.A., Rowan Companies Inc., Seadrill Limited and Subsea 7 SA.

“Basket Securities” means the publicly traded common shares or similar securities of the Basket Companies.

11.           In addition to executing this Undertaking, I shall return to the Offeror and the receiving agent pursuant to the Offer, promptly following the commencement of the Offer Period as set forth in the Offer Document, a duly completed and executed acceptance form in respect of the Offer as attached to the Offer Document, in relation to all of the Acceptance Shares then in issue that I own or hold as at that date in accordance with the procedure for acceptance of the Offer set out in the Offer Document. Failure to deliver such acceptance form shall, however, in no way affect my obligation to accept the Offer in respect of all of my Acceptance Shares as provided for herein. I shall accept the Offer in respect of any further Acceptance Shares I subsequently acquire in accordance with the procedure for acceptance set out in the Offer Document not later than one day after the date I become the beneficial or record holder (whichever comes first) of such further Acceptance Shares, including as a result of the exercise of Other Songa Securities set out in clause 1 above. I further waive any right and undertake that I shall not exercise any right to withdraw my acceptance of the Offer that I may have or that may arise in respect of any of the Acceptance Shares.  I also waive any right to make a Cash Election with respect to any Acceptance Shares I tender in the Offer. Notwithstanding the above, any such delivered acceptance of the Offer will and shall be deemed made on the terms and conditions set out in this

Undertaking which will continue to apply for such acceptance, and in the case of any discrepancy between this Undertaking and such acceptance, then this Undertaking shall prevail.

12.           Reserved.

13.           I agree that, for the duration of this Undertaking, at any meeting of Songa Offshore’s shareholders, and on any action by written consent, I will (or will cause the holder of record on any applicable date to) vote or consent, as applicable, my Acceptance Shares entitled to vote or consent against (i) any action, proposal, transaction or agreement that would reasonably be expected to result in the failure of any Completion Condition (as defined in Appendix 1) to be satisfied, (ii) any merger agreement or merger (other than pursuant to the Transaction Agreement), consolidation, scheme of arrangement, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of Songa Offshore, or (iii) other proposal or transaction involving Songa Offshore or any of its subsidiaries that would in any manner impede, delay, frustrate, prevent or nullify any transaction contemplated by the Transaction Agreement, including the consummation of the Offer.

14.           I agree that, if I fail to return to the Offeror and the receiving agent a duly completed and executed acceptance form in respect of the Offer in accordance with this Undertaking or breach any of my other obligations hereunder, damages may not be an adequate remedy. Accordingly, the Offeror shall be entitled to the remedies of injunction, specific performance and other similar relief for any threatened or actual breach of the terms of this Undertaking.

15.           This Undertaking is governed by, and shall be construed in accordance with the law of Norway. Any legal dispute arising in relation to this Undertaking shall be exclusively resolved by arbitration under the Norwegian Arbitration Act. The language for all documentation and proceedings related to the arbitration and for the arbitral award shall be English. The dispute, the arbitration proceedings and the arbitral award shall be confidential. Each party shall nominate one arbitrator, and the two arbitrators nominated by the parties shall within 15 days after the appointment of the second arbitrator agree upon a third arbitrator who shall act as Chair of the Tribunal.  If no agreement is reached within such 15 day period, the Chief Justice of the Borgarting Court of Appeals shall nominate and appoint a third arbitrator to act as Chair of the Tribunal.

[Signature page follows.]

Place:	Hong Kong	Date:	August 15, 2017	Signature*:	/s/ Alp Ercil

Name in block letters: ALP ERCIL, Chief Investment Officer

* If signed pursuant to an authorisation, the appropriate evidence of authority must be attached.

Accepted on behalf of Transocean Ltd.:

Place:	Switzerland	Date:	August 13, 2017	Signature*:	/s/ Stephen L. Hayes

Name in block letters: STEPHEN L. HAYES, Senior Vice President of Tax and Asset Management

Appendix 1	Key terms and conditions of the Offer

Offeror

Transocean Ltd., its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted company) or a wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”). Settlement of any Offer made by any subsidiary of

Transocean Inc. will be guaranteed by Transocean Ltd.

Songa Offshore	Songa Offshore SE, business registration number SE9 (“Songa Offshore”).

Offer Consideration

The Offeror shall offer (the “Offer”) to exchange each share of Songa Offshore (the “Songa Shares”) for a consideration consisting of a combination of (i) newly issued registered shares of Transocean Ltd. at par value CHF 0.10 each (the “Consideration Shares”), (ii) senior unsecured exchangeable bonds convertible into shares in Transocean Ltd. (the “Notes”), and (iii) at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of Consideration Shares and Notes to be delivered per Songa Share, the “Offer Price”).  The Offer shall in all material respects be on the terms and subject to the closing conditions set out in this Appendix 1, provided that one or more of such closing conditions may be waived by the Offeror as set out in this Appendix 1. The Offer Price shall be equal to NOK 47.50 per Songa Share and settled in Consideration Shares and Notes. The value of each Consideration Share is  NOK 66.4815, which is determined based on the closing price of USD 8.39 of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price of 7.9237 at 4:00 pm CET as determined by Norges Bank, each on August 14, 2017 (being the trading day immediately preceding the announcement of the Offer) (such price the “RIG Closing Price”), and the value of each Note delivered in the Offer will be the nominal amount of such Consideration CB.  Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash).  The number of Consideration Shares and the number of Notes issued to each Songa Offshore shareholder who accepts the Offer will be rounded down to the nearest whole number of Consideration Shares or Notes, as applicable.  Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Notes, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Notes issued to such shareholder and second to the aggregate number of Consideration Shares issued to such shareholder.

Higher Consideration

The Offeror and any entity wholly owned directly or indirectly by Transocean Ltd. shall not directly or indirectly acquire or enter into any agreement to acquire Songa Shares (in the open market or in privately negotiated transactions or otherwise) following announcement of the contemplated Offer until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer as contemplated by the Offer Document or, if relevant, expiry of a subsequent mandatory offer, at a consideration higher than the Offer Price, without increasing the Offer Price so as to be at least equal to such higher consideration. Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this section as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles by the Oslo Børs or any other governmental or regulatory authority to any subsequent mandatory offer that differs from the calculation principles specified in “Offer Consideration” above.

Blocking of tendered Songa Shares

By delivering a duly executed acceptance form, shareholders give the receiving agent (the “Receiving Agent”) an authorisation to block the Songa Shares to which the acceptance form relates, in favour of the Receiving Agent. The Receiving Agent is at the same time authorised to transfer such Songa Shares to the Offeror against settlement of the cash pursuant to the Cash Election and/or Consideration Shares and Notes at completion of the Offer. In the event the Offer is cancelled, the blocking will be terminated. It is not possible for the shareholder to dispose over the Songa Shares when they are blocked. The shareholder is free to dispose over any other securities registered in the same VPS-account as the blocked Songa Shares.

Offer Period

The Offer Period shall be minimum 20 U.S. business days and, including any extensions, up to a maximum of 10 weeks, from the date the Offer Document has been approved by the Oslo Børs and is dispatched to Songa Offshore’s shareholders.

Unless the to Transaction Agreement (the “Agreement”) has been terminated in accordance with Clause 9, (A) the Offeror shall (and Transocean Ltd. shall cause the Offeror to) extend the Offer for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC and its staff with respect thereto, NYSE, the Oslo Børs, applicable Norwegian law or applicable laws and regulations of Cyprus, in each case, applicable to the Offer (but in no event shall the Offeror be required to extend the Offer past the Long Stop Date (as extended)) and (B) if at any scheduled date of expiration of the Offer, the closing conditions set forth under the item “Completion Conditions” below shall not have been satisfied or earlier waived, the Offeror may elect to, and if reasonably requested by Songa Offshore, shall (and Transocean Ltd. shall cause the Offeror to), extend the Offer to a date that is not more than ten (10) U.S. business days after such previously scheduled date of expiration; provided, however, that if, as of any date of expiration, the closing conditions set forth under nos. 1 or 2 under the item “Completion Conditions” below shall not have been satisfied, if the Offeror elects to, or if Songa Offshore reasonably requests the Offeror to, extend the Offer pursuant to sub-clause (B) of this sentence, the Offeror shall, subject to applicable legal restrictions and applicable law, extend the Offer to a date that is not more than twenty (20) U.S. business days after the then-scheduled date of expiration (but which may in no event be later than the Long Stop Date (as extended)).

Completion Conditions

The completion of the Offer shall be subject to the satisfaction of the conditions set out below (the “Completion Conditions”), each one of which may be waived by the Offeror fully or partly (at the Offeror’s sole discretion), provided, however that (1) can only be waived to the extent the Offeror has received acceptances for more than 63% of the total share capital of  Songa Offshore on a fully diluted basis and (2), (6), (7), (8) or (11) can only be waived with the prior written consent of Songa Offshore; provided, further that, (12) shall only be a condition to the completion of the Offer on or prior to September 17, 2017 (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)):

1.              On or prior to the expiration of the Offer Period, shareholders shall in the aggregate have accepted the Offer subject to the terms and conditions of the Offer Document for a number of shares representing more than 90% of the total share capital of  Songa Offshore, on a fully diluted basis (i.e. calculated based on the assumption that any and all outstanding warrants, convertible bonds and other Songa Offshore securities convertible into or otherwise giving rights to new shares in Songa have been exercised in full regardless of the conditions for such exercise), and the same amount of votes which can be exercised in the general meeting of Songa Offshore, and such acceptances shall remain valid and binding.

2.              Any governmental, regulatory or other official approval and/or clearance, under any applicable laws or regulations, which are necessary for the completion of the Offer and the transactions contemplated hereunder, shall have been duly obtained without any conditions, unless clearly insignificant in the context of (i) Offeror’s existing business operations in Norway or (ii) the expected benefits to Transocean Ltd. of the Combination.

3.              No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary, or permanent) that restrains or prohibits the completion of the Offer or shall in connection with the Offer have imposed conditions upon the Offeror, Songa Offshore or any of their respective subsidiaries, that the Offeror in its sole discretion determines to be unduly burdensome.

4.              In the period from the announcement of the contemplated Offer until the settlement of the Offer there shall have been no changes or decisions to make changes to the share capital of Songa Offshore or its subsidiaries other than issuances of shares as  required by the exercise of warrants or options or the conversion of convertible bonds and/or exercise of any other Songa Offshore securities, which are made in accordance with the terms of such agreements (which have been provided to the Offeror prior to the entering into of the Agreement or the terms of which are otherwise publicly available) underlying such warrants, options, convertible bonds and/or other Songa Securities and no issue or decision to issue any rights which entitle the holder to any form of equity interest in Songa Offshore or its subsidiaries, and Songa Offshore shall not have declared or made any dividends or other forms of distributions, in each case from the date of announcement of the contemplated Offer.

5.              Prior to completion of the offer, there shall have been no Material Adverse Change.

6.              (a) Transocean Ltd.’s general meeting of shareholders shall have approved the (i) issuance of the Consideration Shares, (ii) the creation of authorized share capital for the board of directors of Transocean Ltd. to be authorized to issue registered shares of Transocean Ltd., par value CHF 0.10 each, in connection with a mandatory offer or compulsory acquisition (if any) following the completion of the Offer, in each case with the necessary majority under Swiss law and the Transocean Ltd.’s Articles of Association, and (b) the Consideration Shares shall have been registered with the competent Commercial Register.

7.              The New York Stock Exchange shall have approved the Consideration Shares and the shares issuable upon conversion of the Consideration CBs for listing on such exchange, subject to official notice of issuance.

8.              One or more registration statements on Form S-4 with respect to each of the Consideration Shares and the Consideration CBs shall have been declared effective by the SEC, or a Form CB has been filed by Transocean Ltd. with respect to the Offer.

9.              Nothing shall have come to the attention of the Offeror that has reasonably caused it to conclude that the information about Songa Offshore or its subsidiaries provided to the Offeror, whether provided by Songa Offshore or any of its representatives, or contained in any publicly filed financial statement or stock exchange notice by Songa Offshore, is, when viewed in context and together with all such information and reporting, inaccurate, misleading or incomplete (a) in any material respect or (b) in the case of information regarding the capitalization of Songa Offshore, other than for immaterial inaccuracies or omissions.

10.       Songa Offshore shall have complied in all material respects with its obligations (including Clause 4) under the Agreement and no material breach by Songa Offshore of its representations and warranties (including the representations and warranties in Clauses 13 and 14) under the Agreement shall have occurred.

11.       The Perestroika Designee shall have been elected to Transocean Ltd.’s board of directors at the Transocean Ltd. Meeting.

12.       On or prior to September 17, 2017, the Offeror shall have concluded (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)) a confirmatory legal, financial, commercial and technical due diligence of Songa Offshore without any findings that in the Offeror’s sole discretion are material to the business or the value of Songa Offshore, provided, however that such due diligence shall not cover any of the items that were part of the Phase 1 Due Diligence (as defined in the Agreement).

Settlement

Settlement of the Offer shall take place, subject to the satisfaction of the condition set forth in no. 6(b) under the item “Completion Conditions” above, as soon as reasonably possible after the Completion Conditions have been met or waived by the Offeror and at the latest 15 U.S. business days after the date of the announcement that all Completion Conditions have been met or waived (such announcement not to be unreasonably withheld).  If the Offer Period is extended, the settlement date may be postponed correspondingly.

Upon registration of the Consideration Shares in the Commercial Register of the Canton of Zug, Switzerland, the Offeror will register the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in its uncertificated share register. The Offeror will then instruct, or cause to be instructed, Computershare, its transfer agent and registrar, (i) to record the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in the Offeror’s Share Register, (ii) to register, as of the effective date of settlement, in book entry form a position representing the aggregate number of Consideration Shares and (iii) to take such further steps and actions as are necessary to deliver, or cause to be delivered, such number of Consideration Shares to each tendering holder of Songa Shares as corresponds to the exchange ratio applicable in the Offer.

Long Stop Date

If the Offer has not become unconditional by 16.30 CET on January 31, 2018 (the “Long Stop Date”) the Offer shall lapse and any tendered shares shall be released by the Offeror; provided, however, that the Long Stop Date may be extended at the election of Transocean Ltd. one time for no more than a total of 25 U.S. business days to the extent deemed necessary, at Transocean’s Ltd.’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Transocean Ltd. Meeting of the Perestroika Designee and, with respect to any extension by Transocean), Transocean prior to such extension publicly confirming the fulfilment of all other conditions for completion of the Offer (other than under nos. 3, 4, and 9 under “Completion Conditions” in this Appendix 1); but clarifying that, with respect to no. 10 under “Completion Conditions” in this Appendix 1, if a willful breach by Songa Offshore of any agreement or covenant in the Agreement occurs solely on or after the Long Stop Date, then such condition no.10 under “Completion Conditions” shall not be satisfied and, in such event, Offeror reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition.

Acceptance Binding

The acceptance of the Offer is binding once the Receiving Agent has received the acceptance form, except as otherwise required by applicable law.  Prior to the expiry of the Offer, Songa shareholders may withdraw any shares tendered in the Offer.

Shareholders that accept the Offer will remain the beneficial owners of their Songa Shares and retain voting rights related thereto until settlement has taken place.

Appendix 2                              Information about the Shareholder

Name of shareholder:	ARCM Distressed Energy Opportunities Master Fund Ltd.

Number of shares held in Songa Offshore as of the date hereof:	4,199,851

Number of warrants held in Songa Offshore as of the date hereof:	0

Amount of convertible bonds SONG07 (NO0010760036) held in Songa Offshore as of the date hereof: Number of shares in Songa Offshore resulting from conversion of convertible bonds	USD 4,036,666 1,991,094 shares

Type and number of Other Songa Securities except as set out above held as of the date hereof:	None

Amount of Bonds held split into SONG04 (NO0010628753) and SONG05 (NO0010649403) as of the date hereof:	SONG04 - NOK 55,500,000 SONG05 - NOK 86,500,000

Shareholder’s VPS account no.:	[Intentionally Omitted]

Address of shareholder:	[Intentionally Omitted]

Telephone:	[Intentionally Omitted]

E-mail:	[Intentionally Omitted]

Appendix 2                              Information about the Shareholder

Name of shareholder:	ARCM Master Fund II Ltd.

Number of shares held in Songa Offshore as of the date hereof:	22,287,610

Number of warrants held in Songa Offshore as of the date hereof:	0

Amount of convertible bonds SONG07 (NO0010760036) held in Songa Offshore as of the date hereof: Number of shares in Songa Offshore resulting from conversion of convertible bonds	USD 17,155,833 8,462,151 shares

Type and number of Other Songa Securities except as set out above held as of the date hereof:	None

Amount of Bonds held split into SONG04 (NO0010628753) and SONG05 (NO0010649403) as of the date hereof:	SONG04 - NOK 273,000,000 SONG05 - NOK 250,000,000

Shareholder’s VPS account no.:	[Intentionally Omitted]

Address of shareholder:	[Intentionally Omitted]

Telephone:	[Intentionally Omitted]

E-mail:	[Intentionally Omitted]

Appendix 2                              Information about the Shareholder

Name of shareholder:	ARCM Master Fund III Ltd.

Number of shares held in Songa Offshore as of the date hereof:	3,371,089

Number of warrants held in Songa Offshore as of the date hereof:	0

Amount of convertible bonds SONG07 (NO0010760036) held in Songa Offshore as of the date hereof: Number of shares in Songa Offshore resulting from conversion of convertible bonds	USD 8,496,352 4,190,844 shares

Type and number of Other Songa Securities except as set out above held as of the date hereof:	None

Amount of Bonds held split into SONG04 (NO0010628753) and SONG05 (NO0010649403) as of the date hereof:	SONG04 - NOK 79,000,000 SONG05 - NOK 46,000,000

Shareholder’s VPS account no.:	[Intentionally Omitted]

Address of shareholder:	[Intentionally Omitted]

Telephone:	[Intentionally Omitted]

E-mail:	[Intentionally Omitted]

Appendix 3                              Term Sheet for Convertible Bonds

Term Sheet

Up to USD [**] 0.5 % Senior Unsecured Exchangeable Bonds 2017/2022

(the “Bonds” or the “Bond Issue”)(1)

ISIN [**]

CUSIP [**]

Issuer:	Transocean Inc., incorporated under the laws of the Cayman Islands with business registration number 89645.

Parent:	Transocean Ltd., incorporated under the laws of Switzerland with enterprise identification number (UID) CHE-114.461.224, being the direct 100% owner of the Issuer.

Guarantor:	The Parent.

Obligors:	Each of the Issuer and the Guarantor.

Currency:	USD.

Maximum Issue Amount:	USD [**].

Tap Issues:

The Bonds may be issued on different issue dates up to the Maximum Issue Amount. All Bonds shall be fungible for tax and securities law purposes, provided that any Bonds issued as consideration in any mandatory offer or compulsory acquisition following the exchange offer for the shares of Songa Offshore SE need not be fungible with the other Bonds for such purposes if it is not reasonably practicable to cause them to be fungible.

Initial Issue Date:	Expected to be [**].

Maturity Date:	Five (5) years after the Initial Issue Date.

Amortisation:	Any outstanding Bonds not converted to shares in the Parent or redeemed as provided for in this term sheet shall be repaid in one payment on the Maturity Date.

Interest Rate:

0.50% per annum, payable semi-annually in arrears. Interest on the Bonds will start to accrue on the Initial Issue Date and shall be payable on the Interest Payment Dates. Day-count fraction for coupon is “30/360”, business day convention is “unadjusted following”

(1)                                Items denoted “[**]” are to be completed at a later date in connection with the issuance of the Bonds.

and business day as determined in New York.

Interest Payment Date:	Semi-annual dates beginning six (6) months after the Initial Issue Date, with the last Interest Payment Date being the Maturity Date.

Default Interest:	Interest Rate plus 3 percentage points per annum.

Price:	100% of the Principal Amount.

Principal Amount - Denominations:	Each Bond will have a Principal Amount of no more than USD 1,000.

Purpose of Bond Issue:

The Bonds will serve as:

(i)                                   part settlement of the NOK 1,400,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010628753 (SONG04);

(ii)                                part settlement of the NOK 750,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010649403 (SONG05);

(iii)                             settlement of the USD 50,000,000 loan provided by Perestroika AS to Songa Offshore SE; and

(iv)                            part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE.

Status of the Bonds:

The Bonds will constitute senior unsecured debt obligations of the Issuer. As such, the Bonds will rank at least pari passu with each other and with all other unsecured obligations of the Issuer (save for such claims which are preferred by bankruptcy, insolvency, liquidation or other similar laws of general application). The Bonds will rank ahead of subordinated capital. The Guarantee will be an equivalently senior obligation of the Parent.

Listing:

The Issuer shall, within 60 days of the Initial Issue Date, cause the Bonds to be listed on either (i) the New York Stock Exchange or (ii) NASDAQ in New York (either such exchange, an “Exchange”). After listing, the Issuer shall ensure that the Bonds remain listed thereon until the Bonds have been redeemed or exchanged in full.

Guarantee:

All present and future obligations of the Issuer under the Finance Documents shall be guaranteed in full by the Guarantor. The Guarantee (which will be included in the Indenture) will be full and unconditional.

Finance Documents:	An indenture (the “Indenture”) and a corresponding global note.

Exchange Right:

Unless previously exchanged, redeemed, purchased or cancelled, the Bonds, including any accrued interest, may be exchanged at the holder’s option into ordinary, unencumbered freely tradeable (by non-affiliates of the Parent) and fully paid up shares in the capital of the Parent (the “Shares”) at the Exchange Price. For the avoidance of doubt, no cash settlement option will be available to the Issuer or the Parent.

Each Bondholder shall be entitled to exchange any or all of their Bonds for Shares at the Exchange Price at any time from the Initial Issue Date and up to Maturity Date (subject to the exercise period ending on the last business day prior to the Maturity Date) by sending a written notice to the Issuer. If an exercise of the Exchange Right gives rise to fractional Shares, the number of Shares resulting from the exchange shall be rounded down to the nearest whole share (fractional Shares will not be issued and cash will be paid in lieu of fractional Shares). The date of exchange will be no later than the third (3rd business day after the date on which the Paying Agent has received the notice from a Bondholder notifying the Paying Agent that it is exercising its Exchange Right.

Reference Price:	USD [**] per Share.

Initial Exchange Price:

USD [**] per Share(2) (as adjusted for any events between signing and closing that, had the Bonds then been outstanding, would have led to an adjustment per the dividend and anti-dilution protection described below).

Dividend and Anti-dilution Protection:

Dividend and anti-dilution protection through adjustment of the Exchange Price as per standard terms for physically-settled convertible bonds in the U.S. convertible bond market, adjusted to the extent appropriate and the fact that the Parent (which is the issuer of the Shares) is incorporated in Switzerland and has its Shares registered with the U.S. Securities and Exchange Commission (the “SEC”) and listed on The New York Stock Exchange.

Call Option:	Only as per “Early redemption at option due to a tax event” below.

Registration Rights:

Affiliated holders shall be entitled to customary demand, shelf and piggyback registration rights with respect to the Bonds, the Shares issuable upon the conversion of the Bonds, and other Shares received in the acquisition, including customary indemnification and contribution rights and provision for underwritten offerings.

Fundamental Change Events:

If a Change of Control Event has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(i)                                   subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer of the Change of Control Event, require early redemption of its Bonds at 101% of the Principal Amount plus accrued interest to, but not including, the date of redemption; or

(ii)                                exchange the Bonds into Shares at an exchange price (COCEP) calculated as follows:

COCEP = OEP / (1 + (EP x (c/t))) where:

COCEP = Change of Control Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Change of Control Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

If a Listing Failure Event (together with a Change of Control Event (the “Fundamental

(2)                                To be equal to the Reference Price multiplied with 1.225.

Change Events”) has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(i)                                   subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer, require early redemption of its Bonds at 100% of the Principal Amount plus accrued interest; or

(ii)                                exchange the Bonds into Shares at an exchange price (LFEP) calculated as follows:

LFEP = OEP / (1 + (EP x (c/t))) where:

LFEP = Listing Failure Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Listing Failure Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

In the event of an early redemption pursuant to the above, settlement shall be five (5) banking days after the Paying Agent has received such request.

The Issuer will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and any other applicable securities laws or regulations in connection with an exchange.

Change of Control Event:

The occurrence of an event or series of events constituting a “Change of Control Repurchase Event” as defined in that certain indenture by and among Transocean Inc., the guarantors party thereto and Wells Fargo Bank, National Association, dated July 21, 2016 (the “Existing Unsecured Indenture”) as adapted to apply to either of the Issuer or the Parent.

Listing Failure Event:	In the case of the Shares, that the Shares cease to be admitted to listing on The New York Stock Exchange or on another principal U.S. national securities exchange.

Information Undertakings:

The provision of applicable information and notices (including with respect to put option events) to the Bond Trustee and Bondholders as set forth in the Existing Unsecured Indenture and timely provision of reports under the US Exchange Act..

General Undertakings:

The following general undertakings as set forth in the Existing Unsecured Indenture:

•                Payment of Securities (Section 4.04),

•                Statement by Officer as to Compliance; Statement by Officer as to Default (Section 4.08),

•                Further Instruments and Acts (Section 4.09),

•                Consolidation, Mergers and Sale of Assets (Section 5.01); provided that the successor (if any) is organized under the laws of (i) the Cayman Islands, Bermuda, the British Virgin Islands, the United States or any State thereof (including the District of Columbia), England, Wales, Scotland, Ireland,

Netherlands, Luxembourg or Cyprus, or (ii) any other jurisdiction that would not have a materially adverse change to the rights of the Bondholders.

in each case, adjusted where appropriate to address exchangeable notes structure (including application to the Parent and its Guarantee).

Event of Defaults:

The following Event of Default provisions (applicable to the Obligors) as set forth in the Existing Unsecured Indenture:

•                non-payment of interest (Section 6.01(1)) or principal (Section 6.01(2)),

•                failure to make offers in connection with Put Option Events (Section 6.01(3)),

•                breach of other obligations (Section 6.01(4),

•                failure of the Guarantee to be in full force and effect (6.01(5), and

•                bankruptcy proceedings (Sections 6.01(6) and 6.01(7),

in each case, adjusted where appropriate to address exchangeable notes structure.

The following specific Events of Default will also apply:

Failure to Exchange:

1.                                    The Issuer fails to comply with its obligations to exchange the Bonds in accordance with the Indenture upon exercise of a Bondholder’s exchange right.

Ownership of the Issuer:

2.                                    The Issuer ceases to be 100% owned (directly or indirectly) by the Parent.

Bond Delisting Event:

3.                                    The Bonds have not been admitted for listing on an Exchange within 60 days following the Initial Issue Date or, in the case of a successful admission to listing of the Bonds, that a period of 60 days has elapsed since the Bonds ceased to be listed on an Exchange.

Tax Gross-up:

Subject to standard exceptions included in Sections 12.01(1) and 12.01(4) or any combination thereof of the Existing Unsecured Indenture and as set forth below under “Early put option due to tax event”, if any Obligor is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents the amount of the payment due will be grossed-up to such net amount which is (after making the required withholding) equal to the payment which would have been received if no withholding had been required.

Any public fees levied on the trade of Bonds in the secondary market shall be paid by the Bondholders, unless otherwise provided by law or regulation, and the Issuer shall not be responsible for reimbursing any such fees.

Early Put Option due to a Tax Event:

If the Issuer is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents as a result of a change in applicable law implemented after the date of the Bond terms, the Issuer will have the right to offer to redeem all of the Bonds at a price equal to 100% of the Nominal Amount (the “Tax Event Put Offer”). The Issuer shall give written notice of such offer to the Bond Trustee and the Bondholders at least 20 business days prior to the relevant repayment date, provided that no such notice shall be given earlier than 60 days prior to the earliest date on which the Issuer would be obliged to withhold such tax were a payment in respect of the Bonds then due. If the Issuer determines to make such Tax Event Put Offer, all Bonds remaining outstanding after the relevant repayment date shall no longer be subject to the tax gross-up provision set forth under “Tax Gross-up” set forth above.

Indenture:

The Indenture will regulate the rights and obligations with respect to the Bonds. In the event of any discrepancy between this term sheet and the Indenture, the provisions of the Indenture shall prevail.

The Indenture shall include provisions on the Bond Trustee’s right to represent the Bondholders, including a customary “no action” clause, meaning that no individual Bondholder may take any legal action against the Issuer individually other than as permitted under the Indenture (as further described in the Indenture). The Indenture will further contain provisions regulating the duties of the Bond Trustee, procedures for obtaining Bondholders’ consents and applicable requirements for Bondholders’ consent, whereas a sufficient majority of Bondholders may materially amend the provision of the Indenture or discharge the Bonds in part or in full without the consent of all Bondholders, other than in respect of specified customary terms requiring consent of each affected Bondholder (including those specified in the Existing Unsecured Indenture and the rights described under “Fundamental Change Events”), as well as other provisions customary for a bond offering as described herein. Concurrently with any Tax Event Put Offer, Bondholders shall have the right to exchange their Bonds at a decreased exchange price calculated using the formula for reducing the exchange price in connection with a Change of Control Event.

Bond Trustee:	Wells Fargo Bank, National Association.

Paying Agent:	Wells Fargo Bank, National Association.

Securities Depository:	The Bonds will be registered in Cede & Co., as authorized representative of The Depository Trust Company.

Repurchase of Bonds:

The Issuer may purchase and hold Bonds and such Bonds may be retained, sold (provided they are fully fungible with other Bonds) or cancelled at the Issuer’s sole discretion (but Bonds so held will not be considered outstanding for purposes of any Bondholder action).

Subscription Restrictions:

The Bonds may be issued in a transaction exempt from registration under the U.S. Securities Act, and any state securities law. If this is the case, the Bonds may not be offered or sold within the United States to, or for the account or benefit of, any U.S. Person (as such terms are defined in regulations), except pursuant to an exemption from the registration requirements of the U.S. Securities Act and appropriate exemptions under the laws of any other jurisdiction. The applicable exemption for any Bonds offered and sold as part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE or in settlement (or partial settlement) of Songa Offshore SE’s outstanding bonds and shareholder loan, and any related transfer restrictions, remain to be determined. Notwithstanding the foregoing, to the extent listed on an exchange as set forth herein, the Bonds will be registered with the SEC.

Further details will be included in the voluntary offer document and/or bond tender form.

Transfer Restrictions:

The Bonds are freely transferable and may be pledged, subject to the following:

(i)                                   Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable from time to time under local laws to which a Bondholder may be subject (due e.g. to its nationality, its residency, its registered address, its place(s) for doing business). Each Bondholder must ensure compliance with local laws and regulations applicable at own cost and expense.

(ii)                                Notwithstanding the above, a Bondholder which has purchased the Bonds in contradiction to mandatory restrictions applicable may nevertheless utilize its voting rights under the Bond terms provided that the Issuer shall not incur any additional liability by complying with its obligations to such Bondholder.

(iii)                             Bondholders that are affiliates of the Issuer or Parent may be subject to transfer restrictions mandatorily applicable under the U.S. Securities Act.

Governing Law:	New York law.

Exhibit 10.3

IRREVOCABLE PRE-ACCEPTANCE OF CONTEMPLATED EXCHANGE OFFER

To:                            Transocean Ltd.

Turmstrasse 30

CH-6300 Zug

Switzerland

Transocean Ltd. and its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted company), or another wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”), are contemplating a recommended public voluntary exchange offer (the “Offer”) to the shareholders of Songa Offshore SE (“Songa Offshore”) for the purchase of all of the issued and outstanding shares of Songa Offshore (the “Songa Shares”) by offering to exchange each Songa Share for a combination of shares of Transocean Ltd. (“RIG Shares”), senior unsecured exchangeable bonds issued by a subsidiary of Transocean Ltd. (and guaranteed by Transocean Ltd.) (the “Notes”) and, at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of RIG Shares and Notes to be delivered per Songa Share, the “Offer Price”) pursuant to the terms of the transaction agreement among inter alia Songa Offshore and Transocean Ltd. (the “Transaction Agreement”).  The Offer Price shall be equal to NOK 47.50. The value of each RIG Share delivered in the Offer is  NOK 66.4815, which is determined based on the closing price of USD 8.39 of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price of 7.9239 at 4:00 pm CET as determined by Norges Bank, each on August 14, 2017 (being the trading day immediately preceding the announcement of the Offer). The value of each Note delivered in the Offer will be the nominal amount of such Note.  Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Offshore shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Offshore shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash).  The number of RIG Shares and Notes issued to each Songa Offshore shareholder who accepts the Offer will be rounded down to the nearest whole number of RIG Shares or Notes, as applicable.  Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% RIG Shares and 50% Notes, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Notes issued to such shareholder and second to the aggregate number of RIG Shares issued to such shareholder.  The number of RIG Shares and Notes shall each be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Transocean Ltd. or Songa Shares, as applicable), reclassification, combination, exchange of shares or other like change (other than in connection with the transactions contemplated by the Transaction Agreement, including any issuance of Songa Shares or RIG Shares permitted pursuant to Clause 4.1 or 4.2 of the Transaction Agreement) with respect to the number of shares of Transocean Ltd. or Songa Shares outstanding after the date hereof and prior to the completion of the Offer.

The Offeror’s obligation to commence the Offer is conditional upon, unless waived by the Offeror, (1) the continuing effectiveness of the Transaction Agreement and (2) the satisfaction of the conditions specified in Clause 2.9 of the Transaction Agreement.

The execution and delivery of this pre-acceptance undertaking (this “Undertaking”) does not constitute an offer or commitment by the Offeror to acquire the Acceptance Shares (as defined below).  However, subject to satisfaction or waiver by the Offeror of the above conditions, the Offeror undertakes to make and commence the Offer.  This Undertaking shall be effective upon the Offeror having obtained irrevocable pre-acceptances of the Offer from Songa shareholders holding at least 63% of the Songa Shares (and at least from both Perestroika AS and Asia Research Capital

Management (ARCM)) on a fully diluted basis (including for these purposes any shares held by the Songa shareholder party to this Undertaking) (the “Effective Condition”).

If the Offer is commenced, the consideration for, and other key terms and conditions of, the Offer shall in all material respects be as set out in Appendix 1 attached hereto, as further described in an exchange offer document (the “Offer Document”) to be reviewed and approved by the Oslo Stock Exchange and the Financial Supervisory Authority of Norway. The key terms of the Notes will in all material respects be as set out in Appendix 3 attached hereto.

As requested by the Offeror, as a condition to the Offeror making the Offer, I, the undersigned, hereby agree as follows:

1.                   In the event the Offeror launches the Offer, I irrevocably and unconditionally undertake to accept the Offer (such undertaking is hereinafter referred to as the “Pre-acceptance”) in respect of all of my existing Songa Shares, plus all future Songa Shares I may acquire (including without limitation Songa Shares being issued as a result of exercise of any options, warrants, convertible bonds, subscription/conversion rights and any other securities exchangeable into or giving rights to acquire Songa Shares (the “Other Songa Securities”) held by me) at any time following the execution of this Undertaking and before the expiry of the acceptance period in the Offer (the “Offer Period”) (such Songa Shares, and all Other Songa Securities shall hereinafter jointly be referred to as the “Acceptance Shares”).  Prior to the expiry of the Offer Period as described in the Offer Document, I undertake to exercise all Other Songa Securities that I own beneficially and of record and accept the Offer for all Songa Shares issued and held by me as a result of such exercise of Other Songa Securities; provided that if the Offeror waives all conditions to the Offer (other than regulatory approvals) I undertake to exercise all Other Songa Securities that I own beneficially and of record and accept the Offer for all Songa Shares issued and held by me as a result of such exercise of Other Songa Securities as promptly as practicable after receiving notice of such waiver.  In the event any Other Songa Securities are not exercisable/convertible or exercised/converted, I undertake, subject to completion of the Offer, to sell such securities to the Offeror or its designee on the same economic terms as if such Other Songa Securities had been exercised/converted.  Further, I undertake to exchange with the Offeror (i) each of the bonds in SONG04 (NO 001 062875.3) (the “SONG04 Bonds”) that I hold for Notes, cash or a combination thereof in a total amount equal to 103.5% of the principal amount of such SONG04 Bonds and (ii) each of the bonds in SONG05 (NO 001 064940.3) (the “SONG05 Bonds” and, together with the SONG04 Bonds, the “Bonds”) that I hold for Notes, cash or a combination thereof in a total amount equal to 101% of the principal amount of such SONG05 Bonds, in both cases with the addition of accrued unpaid interest up to completion (together, the “Bond Exchange”).  The Offeror acknowledges and agrees that (a) there will be no conditions to the Bond Exchange other than the conditions to the Offer, as such conditions may be modified to be applicable to the Bond Offer, and (b) it will not (I) waive any condition to the Offer unless any corresponding condition to the Bond Exchange is simultaneously waived and (II) waive any condition to the Bond Exchange unless any corresponding condition to the Offer is simultaneously waived.

2.                   If between the date of signing of this Undertaking and completion of the Offer as contemplated by the Offer Document, or, if applicable, the expiry of any subsequent mandatory offer, a consideration higher than the Offer Price is announced, paid or agreed to be paid pursuant to a direct or indirect acquisition of a Songa Share (in the open market or in privately negotiated transactions or otherwise) by or on behalf of the Offeror or any entity wholly owned directly or indirectly by Transocean Ltd., or if the Offeror otherwise announces an increase in the Offer Price during the Offer Period, then I shall be entitled to receive the same consideration paid per Songa Share for the Acceptance Shares, and this Undertaking shall apply accordingly to the improved terms of the Offer made by the Offeror.  Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this Section 2 solely as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo

Børs, (ii) share price fluctuations during or after the Offer Period or (iii) the application of calculation principles to any subsequent mandatory offer that differ from the calculation principles specified in the first paragraph of this Undertaking, whether applied by the Oslo Stock Exchange or any other governmental or regulatory authority or pursuant to the requirements of any applicable law (including without limitation applicable Cyprus law).

3.                   I acknowledge that this Undertaking is irrevocable and unconditional until it lapses or is terminated as provided in Section 10 below, and it may not otherwise under any circumstances whatsoever be withdrawn or amended in any way without the Offeror’s prior written consent, including but not limited to (i) in the event of a higher offer being announced or made by a party other than the Offeror or any entity owned directly or indirectly by Transocean Ltd. and (ii) whether or not the board of Songa Offshore recommends the Offer or withdraws, amends or fails to provide its recommendation.

4.                  I confirm that the Acceptance Shares and principal amount of Bonds that I own beneficially or of record are set forth on Appendix 2 hereto. I also confirm that (i) such Acceptance Shares and any other Acceptance Shares that I acquire after the date hereof are, and on the settlement date for the Offer will be, free of any lien, pledge or other encumbrances and other third party rights of any nature whatsoever, and that full legal and beneficial ownership of my Acceptance Shares will be transferred to the Offeror at completion of and pursuant to the Offer, including the right to all dividends declared or paid after the date of the completion of the Offer, and (ii) such Bonds and any other Bonds that I acquire after the date hereof are, and at the time I sell all such Bonds to the Offeror will be, free of any lien, pledge or other encumbrances and other third party rights of any nature whatsoever, and that full legal and beneficial ownership of my Bonds will be transferred to the Offeror upon the sale thereof to the Offeror.  I accept that from and after the date hereof until this Undertaking lapses as provided in Section 10 below, I shall not sell, dispose of, transfer to another account, charge, pledge or in any other way encumber or grant any option or other right over or in relation to the Acceptance Shares, Bonds held by me or otherwise deal with any such instruments or interests therein in favor of any third party or take any other action related to such instruments in my capacity as the beneficial or record holder thereof which might impede or frustrate my obligations hereunder, the making of the Offer or consummation of the Offer.

5.                  I have full power and authority to enter into this Undertaking, to perform my obligations hereunder and to accept the Offer in respect of all of the Acceptance Shares.

6.                  I accept that this Undertaking, including its terms and conditions, and my name (and/or the name of the person or entity through which I own or hold Acceptance Shares) may be used by the Offeror and its affiliates and made public in the Offer Document and/or any announcement or other documents prepared in connection with the Offer, including in filings made by the Offeror or its affiliates with the U.S. Securities and Exchange Commission and other legal or regulatory authorities.

7.                  I undertake to provide promptly to the Offeror all such information as the Offeror may reasonably request to comply with the rules and requirements of the Oslo Stock Exchange, the U.S. Securities and Exchange Commission and any other legal or regulatory requirements and permit all such information relating to this Undertaking to be shared with the employees, advisers and other representatives of the Offeror and the Offeror’s affiliates, in each case in connection with the Offer, any related transactions and associated equity and/or debt financing.

8.                  I undertake to keep strictly confidential the terms and conditions of the contemplated Offer and the existence and terms of this Undertaking to the extent not required to be disclosed pursuant to applicable laws and regulations, provided that if disclosure is required I shall consult with the Offeror prior to making such disclosure to the extent legally possible. I recognize that knowledge of the contemplated Offer constitutes inside information, as defined in section 3-2 of the Norwegian Securities Trading Act of 29 June 2007 no. 75 relating to Songa Offshore, and/or material nonpublic information under the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, relating to Transocean Ltd. and the securities of its subsidiaries, and confirm that I am aware of the duties and responsibilities the possession of such information involves, as well as the civil and criminal liability associated with the use, distribution and disclosure of such information.

9.                  I acknowledge that no offer document has been published with respect to the Offer as of the date hereof, and I agree to be bound by my obligations hereunder regardless of the subsequent publication of the Offer Document or any other document describing the Offeror’s intent to acquire the Songa Shares, provided that the consideration for, and other key terms and conditions of, the Offer set out in the Offer Document will in all material respects be as set out in Appendix 1 and Appendix 3 attached hereto.

10.           My obligations under this Undertaking will lapse with immediate effect if (i) at the end of the fifth U.S. business day following the execution of this Undertaking (a) the Effective Condition has not occurred and/or (b) the Offeror’s intention to make an Offer has not been publicly announced by the Offeror (in its sole discretion), or (ii) the Offer has lapsed as a result of the Completion Conditions (as defined in Appendix 1) having not been fulfilled or waived by the Offeror as of the Long Stop Date (as defined in Appendix 1). My obligations under this Undertaking may be terminated by me with immediate effect if (i) a Material Adverse Change (as defined below) has occurred, (ii) if Transocean Ltd.’s shareholders fail to approve the election of the Perestroika Designee (as defined below) to the Transocean Ltd. board of directors, or (iii) the Transaction Agreement is terminated by Songa Offshore pursuant to Clause 9.1(ii)(B) thereof as a result of Transocean Ltd.’s breach (as defined in Clause 9.2 of the Transaction Agreement) that remains uncured of Clause 4.2(i)(a) or 4.2(i)(g) of the Transaction Agreement. For purposes of this Section 10, the following terms shall have the meanings set forth below:

“Material Adverse Change” shall mean any event, change, fact, condition, circumstance, development, occurrence or effect which, individually or together with any other event, change, fact, condition, circumstance, development, occurrence or effect, has, or would reasonably be expected to have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of Transocean Ltd. and its subsidiaries, taken as a whole, or (ii) the ability of Transocean Ltd. and the Offeror, as the case may be, to consummate the Offer or the other transactions contemplated by this Undertaking, provided that “Material Adverse Change” shall not be deemed to include an event, change, fact, condition, circumstance, development, occurrence or effect (I) unless it results in a decrease in the Transocean Market Capitalization of greater than 50% as well as a Relative Percentage Decrease of greater than 50% and (II) to the extent it relates to (A) the announcement of the Offer and the other transactions contemplated by the Transaction Agreement; (B) the execution of, compliance with the terms of, or the taking of any action required by the Transaction Agreement, or the consummation of the Offer and the other transactions contemplated by the Transaction Agreement; (C) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof, except to the extent disproportionally affecting Transocean Ltd. relative to peer companies operating in the industry, (D) changes in financial markets, interest rates, exchange rates, commodity prices or, except to the extent that such matters have an impact on Transocean Ltd. that to a material extent is disproportionate to the effect on other peer companies operating in the industry, other general economic conditions, (E) share price fluctuations or changes in third-party analyst estimates or projections (provided that the underlying cause of any such fluctuation or change may be considered in determining whether or not a Material Adverse Change has occurred or would reasonably be expected to occur to the extent not included in another exception herein), (F) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway, except to the extent disproportionally affecting Transocean Ltd. relative to peer companies operating in the industry, or (G) any changes resulting from non-cash impairment charges relating to the write-down or scrapping of existing oil rigs.

“Relative Percentage Decrease” means the absolute value of (i) the Transocean Percentage Change minus (ii) any Basket Percentage Change.

“Transocean Percentage Change” means the percentage change in the Transocean Market Capitalization calculated based on the average closing price of Transocean’s shares on the NYSE during any Comparison Period as compared to the Transocean Market Capitalization calculated based on the five trading days prior to the date of this Undertaking.

“Transocean Shares” means Transocean Ltd.’s shares, par value CHF 0.10 per share.

“Transocean Market Capitalization” means, for any period, the arithmetic average of the closing prices of the Transocean Shares on the NYSE during such period multiplied by the average number of outstanding Transocean Shares during such period.

“Basket Market Capitalization” means, for any period, the arithmetic average market capitalization for all of the Basket Companies as a group during such period, with the market capitalization calculated for each Basket Company during such period as the arithmetic average of the closing prices of such company’s Basket Securities multiplied by the average number of outstanding Basket Securities for such company during such period.

“Basket Percentage Change” means the percentage change in the Basket Market Capitalization during any Comparison Period as compared to the Basket Market Capitalization during the five trading days prior to the date of this Undertaking.

“Comparison Period” means any 10 consecutive trading days for the Transocean Shares and the Basket Securities during the term of this Undertaking.

“Basket Companies” include Atwood Oceanics, Inc., Diamond Offshore Drilling, Inc., Ensco plc, Noble Corporation plc, Ocean Rig UDW Inc., Pacific Drilling S.A., Rowan Companies Inc., Seadrill Limited and Subsea 7 SA.

“Basket Securities” means the publicly traded common shares or similar securities of the Basket Companies.

11.            In addition to executing this Undertaking, I shall return to the Offeror and the receiving agent pursuant to the Offer, promptly following the commencement of the Offer Period as set forth in the Offer Document, a duly completed and executed acceptance form in respect of the Offer as attached to the Offer Document, in relation to all of the Acceptance Shares then in issue that I own or hold as at that date in accordance with the procedure for acceptance of the Offer set out in the Offer Document. Failure to deliver such acceptance form shall, however, in no way affect my obligation to accept the Offer in respect of all of my Acceptance Shares as provided for herein. I shall accept the Offer in respect of any further Acceptance Shares I subsequently acquire in accordance with the procedure for acceptance set out in the Offer Document not later than one day after the date I become the beneficial or record holder (whichever comes first) of such further Acceptance Shares, including as a result of the exercise of Other Songa Securities set out in clause 1 above. I further waive any right and undertake that I shall not exercise any right to withdraw my acceptance of the Offer that I may have or that may arise in respect of any of the Acceptance Shares.  I also waive any right to make a Cash Election with respect to any Acceptance Shares I tender in the Offer. Notwithstanding the above, any such delivered acceptance of the Offer will and shall be deemed made on the terms and conditions set out in this Undertaking which will continue to apply for such acceptance, and in the case of any discrepancy between this Undertaking and such acceptance, then this Undertaking shall prevail.

12.           Reserved.

13.           I agree that, for the duration of this Undertaking, at any meeting of Songa Offshore’s shareholders, and on any action by written consent, I will (or will cause the holder of record on any applicable date to) vote or consent, as applicable, my Acceptance Shares entitled to vote or consent against (i) any action, proposal, transaction or agreement that would reasonably be expected to result in the failure of any Completion Condition (as defined in Appendix 1) to be satisfied, (ii) any merger agreement or merger (other than pursuant to the Transaction Agreement), consolidation, scheme of arrangement, combination, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of Songa Offshore, or (iii) other proposal or transaction involving Songa Offshore or any of its subsidiaries that would in any manner impede, delay, frustrate, prevent or nullify any transaction contemplated by the Transaction Agreement, including the consummation of the Offer.

14.           I agree that, if I fail to return to the Offeror and the receiving agent a duly completed and executed acceptance form in respect of the Offer in accordance with this Undertaking or breach any of my other obligations hereunder, damages may not be an adequate remedy. Accordingly, the Offeror shall be entitled to the remedies of injunction, specific performance and other similar relief for any threatened or actual breach of the terms of this Undertaking.

15.           This Undertaking is governed by, and shall be construed in accordance with the law of Norway. Any legal dispute arising in relation to this Undertaking shall be exclusively resolved by arbitration under the Norwegian Arbitration Act. The language for all documentation and proceedings related to the arbitration and for the arbitral award shall be English. The dispute, the arbitration proceedings and the arbitral award shall be confidential. Each party shall nominate one arbitrator, and the two arbitrators nominated by the parties shall within 15 days after the appointment of the second arbitrator agree upon a third arbitrator who shall act as Chair of the Tribunal.  If no agreement is reached within such 15 day period, the Chief Justice of the Borgarting Court of Appeals shall nominate and appoint a third arbitrator to act as Chair of the Tribunal.

[Signature page follows.]

Place:	Date:	Signature*:

Name in block letters:

* If signed pursuant to an authorisation, the appropriate evidence of authority must be attached.

Accepted on behalf of Transocean Ltd.:

Place:	Date:	Signature*:

Name in block letters:

Appendix 1	Key terms and conditions of the Offer

Offeror

Transocean Ltd., its wholly owned subsidiary Transocean Inc. (a Cayman Islands exempted company) or a wholly owned direct or indirect subsidiary of Transocean Ltd. (such company or companies, the “Offeror”). Settlement of any Offer made by any subsidiary of Transocean Inc. will be guaranteed by Transocean Ltd.

Songa Offshore	Songa Offshore SE, business registration number SE9 (“Songa Offshore”).

Offer Consideration

The Offeror shall offer (the “Offer”) to exchange each share of Songa Offshore (the “Songa Shares”) for a consideration consisting of a combination of (i) newly issued registered shares of Transocean Ltd. at par value CHF 0.10 each (the “Consideration Shares”), (ii) senior unsecured exchangeable bonds convertible into shares in Transocean Ltd. (the “Notes”), and (iii) at the election of the holder of such Songa Share, cash as provided below (the value of any cash and the value of the aggregate number of Consideration Shares and Notes to be delivered per Songa Share, the “Offer Price”). The Offer shall in all material respects be on the terms and subject to the closing conditions set out in this Appendix 1, provided that one or more of such closing conditions may be waived by the Offeror as set out in this Appendix 1. The Offer Price shall be equal to NOK 47.50 per Songa Share and settled in Consideration Shares and Notes. The value of each Consideration Share is NOK 66.4815, which is determined based on the closing price of USD 8.39 of the RIG Shares on New York Stock Exchange (the “NYSE”) at 10:00 pm CET (4:00 pm EST) and the NOK/USD closing price of 7.9237 at 4:00 pm CET as determined by Norges Bank, each on August 14, 2017 (being the trading day immediately preceding the announcement of the Offer) (such price the “RIG Closing Price”), and the value of each Note delivered in the Offer will be the nominal amount of such Consideration CB. Each Songa Offshore shareholder may elect to sell Songa Shares in the Offer for cash consideration per Songa Share equal to the Offer Price for a total amount per Songa Shareholder of up to NOK 125,000 (the “Cash Election”) (to avoid doubt, this shall mean that any Songa Shareholder holding Songa Shares valued at less than NOK 125,000 based on the Offer Price may choose to receive 100% settlement in cash). The number of Consideration Shares and the number of Notes issued to each Songa Offshore shareholder who accepts the Offer will be rounded down to the nearest whole number of Consideration Shares or Notes, as applicable. Notwithstanding the foregoing, the aggregate Offer Price paid to each Songa Offshore shareholder participating in the Offer shall be comprised, as near as possible, of 50% Consideration Shares and 50% Notes, with any exercise by such shareholder of the Cash Election being deducted first from the aggregate number of Notes issued to such shareholder and second to the aggregate number of Consideration Shares issued to such shareholder.

Higher Consideration

The Offeror and any entity wholly owned directly or indirectly by Transocean Ltd. shall not directly or indirectly acquire or enter into any agreement to acquire Songa Shares (in the open market or in privately negotiated transactions or otherwise) following announcement of the contemplated Offer until (i) the lapsing or withdrawal of the Offer or (ii) the completion of the Offer as contemplated by the Offer Document or, if relevant, expiry of a subsequent mandatory offer, at a consideration higher than the Offer Price, without increasing the Offer Price so as to be at least equal to such higher consideration. Notwithstanding the foregoing, the Offer Price shall not be increased pursuant to this section as a result of (i) the payment of cash consideration (including the effect of any change in currency exchange rates) in any subsequent mandatory offer in accordance with the minimum offer price requirements as decided by Oslo Børs, (ii) share price fluctuations during or after the Offer Period, or (iii) the application of calculation principles by the Oslo Børs or any other governmental or regulatory authority to any subsequent mandatory offer that differs from the calculation principles specified in “Offer Consideration” above.

Blocking of tendered Songa Shares

By delivering a duly executed acceptance form, shareholders give the receiving agent (the “Receiving Agent”) an authorisation to block the Songa Shares to which the acceptance form relates, in favour of the Receiving Agent. The Receiving Agent is at the same time authorised to transfer such Songa Shares to the Offeror against settlement of the cash pursuant to the Cash Election and/or Consideration Shares and Notes at completion of the Offer. In the event the Offer is cancelled, the blocking will be terminated. It is not possible for the shareholder to dispose over the Songa Shares when they are blocked. The shareholder is free to dispose over any other securities registered in the same VPS-account as the blocked Songa Shares.

Offer Period

The Offer Period shall be minimum 20 U.S. business days and, including any extensions, up to a maximum of 10 weeks, from the date the Offer Document has been approved by the Oslo Børs and is dispatched to Songa Offshore’s shareholders.  Unless the to Transaction Agreement (the “Agreement”) has been terminated in accordance with Clause 9, (A) the Offeror shall (and Transocean Ltd. shall cause the Offeror to) extend the Offer for any period required by applicable U.S. federal securities laws and the rules and regulations of the SEC and its staff with respect thereto, NYSE, the Oslo Børs, applicable Norwegian law or applicable laws and regulations of Cyprus, in each case, applicable to the Offer (but in no event shall the Offeror be required to extend the Offer past the Long Stop Date (as extended)) and (B) if at any scheduled date of expiration of the Offer, the closing conditions set forth under the item “Completion Conditions” below shall not have been satisfied or earlier waived, the Offeror may elect to, and if reasonably requested by Songa Offshore, shall (and Transocean Ltd. shall cause the Offeror to), extend the Offer to a date that is not more than ten (10) U.S. business days after such previously scheduled date of expiration; provided, however, that if, as of any date of expiration, the closing conditions set forth under nos. 1 or 2 under the item “Completion Conditions” below shall not have been satisfied, if the Offeror elects to, or if Songa Offshore reasonably requests the Offeror to, extend the Offer pursuant to sub-clause (B) of this sentence, the Offeror shall, subject to applicable legal restrictions and applicable law, extend the Offer to a date that is not more than twenty (20) U.S. business days after the then-scheduled date of expiration (but which may in no event be later than the Long Stop Date (as extended)).

Completion Conditions

The completion of the Offer shall be subject to the satisfaction of the conditions set out below (the “Completion Conditions”), each one of which may be waived by the Offeror fully or partly (at the Offeror’s sole discretion), provided, however that (1) can only be waived to the extent the Offeror has received acceptances for more than 63% of the total share capital of  Songa Offshore on a fully diluted basis and (2), (6), (7), (8) or (11) can only be waived with the prior written consent of Songa Offshore; provided, further that, (12) shall only be a condition to the completion of the Offer on or prior to September 17, 2017 (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)):

1.              On or prior to the expiration of the Offer Period, shareholders shall in the aggregate have accepted the Offer subject to the terms and conditions of the Offer Document for a number of shares representing more than 90% of the total share capital of  Songa Offshore, on a fully diluted basis (i.e. calculated based on the assumption that any and all outstanding warrants, convertible bonds and other Songa Offshore securities convertible into or otherwise giving rights to new shares in Songa have been exercised in full regardless of the conditions for such exercise), and the same amount of votes which can be exercised in the general meeting of Songa Offshore, and such acceptances shall remain valid and binding.

2.              Any governmental, regulatory or other official approval and/or clearance, under any applicable laws or regulations, which are necessary for the completion of the Offer and the transactions contemplated hereunder, shall have been duly obtained without any conditions, unless clearly insignificant in the context of (i) Offeror’s existing business operations in Norway or (ii) the expected benefits to Transocean Ltd. of the Combination.

3.              No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary, or permanent) that restrains or prohibits the completion of the Offer or shall in connection with the Offer have imposed conditions upon the Offeror, Songa Offshore or any of their respective subsidiaries, that the Offeror in its sole discretion determines to be unduly burdensome.

4.              In the period from the announcement of the contemplated Offer until the settlement of the Offer there shall have been no changes or decisions to make changes to the share capital of Songa Offshore or its subsidiaries other than issuances of shares as  required by the exercise of warrants or options or the conversion of convertible bonds and/or exercise of any other Songa Offshore securities, which are made in accordance with the terms of such agreements (which have been provided to the Offeror prior to the entering into of the Agreement or the terms of which are otherwise publicly available) underlying such warrants, options, convertible bonds and/or other Songa Securities and no issue or decision to issue any rights which entitle the holder to any form of equity interest in Songa Offshore or its subsidiaries, and Songa Offshore shall not have declared or made any dividends or other forms of distributions, in each case from the date of announcement of the contemplated Offer.

5.              Prior to completion of the offer, there shall have been no Material Adverse Change.

6.              (a) Transocean Ltd.’s general meeting of shareholders shall have approved the (i) issuance of the Consideration Shares, (ii) the creation of authorized share capital for the board of directors of Transocean Ltd. to be authorized to issue registered shares of Transocean Ltd., par value CHF 0.10 each, in connection with a mandatory offer or compulsory acquisition (if any) following the completion of the Offer, in each case with the necessary majority under Swiss law and the Transocean Ltd.’s Articles of Association, and (b) the Consideration Shares shall have been registered with the competent Commercial Register.

7.              The New York Stock Exchange shall have approved the Consideration Shares and the shares issuable upon conversion of the Consideration CBs for listing on such exchange, subject to official notice of issuance.

8.              One or more registration statements on Form S-4 with respect to each of the Consideration Shares and the Consideration CBs shall have been declared effective by the SEC, or a Form CB has been filed by Transocean Ltd. with respect to the Offer.

9.              Nothing shall have come to the attention of the Offeror that has reasonably caused it to conclude that the information about Songa Offshore or its subsidiaries provided to the Offeror, whether provided by Songa Offshore or any of its representatives, or contained in any publicly filed financial statement or stock exchange notice by Songa Offshore, is, when viewed in context and together with all such information and reporting, inaccurate, misleading or incomplete (a) in any material respect or (b) in the case of information regarding the capitalization of Songa Offshore, other than for immaterial inaccuracies or omissions.

10.       Songa Offshore shall have complied in all material respects with its obligations (including Clause 4) under the Agreement and no material breach by Songa Offshore of its representations and warranties (including the representations and warranties in Clauses 13 and 14) under the Agreement shall have occurred.

11.       The Perestroika Designee shall have been elected to Transocean Ltd.’s board of directors at the Transocean Ltd. Meeting.

12.       On or prior to September 17, 2017, the Offeror shall have concluded (subject to Songa Offshore’s compliance with its obligations under the Agreement relating to such due diligence (including Clause 1.4)) a confirmatory legal, financial, commercial and technical due diligence of Songa Offshore without any findings that in the Offeror’s sole discretion are material to the business or the value of Songa Offshore, provided, however that such due diligence shall not cover any of the items that were part of the Phase 1 Due Diligence (as defined in the Agreement).

Settlement

Settlement of the Offer shall take place, subject to the satisfaction of the condition set forth in no. 6(b) under the item “Completion Conditions” above, as soon as reasonably possible after the Completion Conditions have been met or waived by the Offeror and at the latest 15 U.S. business days after the date of the announcement that all Completion Conditions have been met or waived (such announcement not to be unreasonably withheld).  If the Offer Period is extended, the settlement date may be postponed correspondingly.

Upon registration of the Consideration Shares in the Commercial Register of the Canton of Zug, Switzerland, the Offeror will register the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in its uncertificated share register. The Offeror will then instruct, or cause to be instructed, Computershare, its transfer agent and registrar, (i) to record the Receiving Agent, on behalf of the shareholders tendering the Songa Shares, in the Offeror’s Share Register, (ii) to register, as of the effective date of settlement, in book entry form a position representing the aggregate number of Consideration Shares and (iii) to take such further steps and actions as are necessary to deliver, or cause to be delivered, such number of Consideration Shares to each tendering holder of Songa Shares as corresponds to the exchange ratio applicable in the Offer.

Long Stop Date

If the Offer has not become unconditional by 16.30 CET on January 31, 2018 (the “Long Stop Date”) the Offer shall lapse and any tendered shares shall be released by the Offeror; provided, however, that the Long Stop Date may be extended at the election of Transocean Ltd. one time for no more than a total of 25 U.S. business days to the extent deemed necessary, at Transocean’s Ltd.’s sole discretion, for the purpose of soliciting additional proxies from shareholders for the election at the Transocean Ltd. Meeting of the Perestroika Designee and, with respect to any extension by Transocean), Transocean prior to such extension publicly confirming the fulfilment of all other conditions for completion of the Offer (other than under nos. 3, 4, and 9 under “Completion Conditions” in this Appendix 1); but clarifying that, with respect to no. 10 under “Completion Conditions” in this Appendix 1, if a willful breach by Songa Offshore of any agreement or covenant in the Agreement occurs solely on or after the Long Stop Date, then such condition no.10 under “Completion Conditions” shall not be satisfied and, in such event, Offeror reserves all of its rights with respect thereto (including completion of the Offer) to determine the satisfaction or waiver of such condition.

Acceptance Binding

The acceptance of the Offer is binding once the Receiving Agent has received the acceptance form, except as otherwise required by applicable law.  Prior to the expiry of the Offer, Songa shareholders may withdraw any shares tendered in the Offer.

Shareholders that accept the Offer will remain the beneficial owners of their Songa Shares and retain voting rights related thereto until settlement has taken place.

Appendix 2                                                                             Information about the Shareholder

Name of shareholder:

Number of shares held in Songa Offshore as of the date hereof:

Number of warrants held in Songa Offshore as of the date hereof:

Amount of convertible bonds SONG07 (NO0010760036) held in Songa Offshore as of the date hereof: Number of shares in Songa Offshore resulting from conversion of convertible bonds	USD

Type and number of Other Songa Securities except as set out above held as of the date hereof:

Amount of Bonds held split into SONG04 (NO0010628753) and SONG05 (NO0010649403) as of the date hereof:	NOK

Shareholder’s VPS account no.:

Address of shareholder:

Telephone:

E-mail:

Appendix 3                                                                             Term Sheet for Convertible Bonds

Term Sheet

Up to USD [**] 0.5 % Senior Unsecured Exchangeable Bonds 2017/2022

(the “Bonds” or the “Bond Issue”)(1)

ISIN [**]

CUSIP [**]

Issuer:	Transocean Inc., incorporated under the laws of the Cayman Islands with business registration number 89645.

Parent:	Transocean Ltd., incorporated under the laws of Switzerland with enterprise identification number (UID) CHE-114.461.224, being the direct 100% owner of the Issuer.

Guarantor:	The Parent.

Obligors:	Each of the Issuer and the Guarantor.

Currency:	USD.

Maximum Issue Amount:	USD [**].

Tap Issues:

The Bonds may be issued on different issue dates up to the Maximum Issue Amount. All Bonds shall be fungible for tax and securities law purposes, provided that any Bonds issued as consideration in any mandatory offer or compulsory acquisition following the exchange offer for the shares of Songa Offshore SE need not be fungible with the other Bonds for such purposes if it is not reasonably practicable to cause them to be fungible.

Initial Issue Date:	Expected to be [**].

Maturity Date:	Five (5) years after the Initial Issue Date.

Amortisation:	Any outstanding Bonds not converted to shares in the Parent or redeemed as provided for in this term sheet shall be repaid in one payment on the Maturity Date.

Interest Rate:

0.50% per annum, payable semi-annually in arrears. Interest on the Bonds will start to accrue on the Initial Issue Date and shall be payable on the Interest Payment Dates. Day-count fraction for coupon is “30/360”, business day convention is “unadjusted following” and business day as determined in New York.

(1)                                Items denoted “[**]” are to be completed at a later date in connection with the issuance of the Bonds.

Interest Payment Date:	Semi-annual dates beginning six (6) months after the Initial Issue Date, with the last Interest Payment Date being the Maturity Date.

Default Interest:	Interest Rate plus 3 percentage points per annum.

Price:	100% of the Principal Amount.

Principal Amount - Denominations:	Each Bond will have a Principal Amount of no more than USD 1,000.

Purpose of Bond Issue:

The Bonds will serve as:

(i)                                    part settlement of the NOK 1,400,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010628753 (SONG04);

(ii)                                 part settlement of the NOK 750,000,000 Senior Unsecured Callable Bond issued by Songa Offshore SE under ISIN NO0010649403 (SONG05);

(iii)                              settlement of the USD 50,000,000 loan provided by Perestroika AS to Songa Offshore SE; and

(iv)                             part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE.

Status of the Bonds:

The Bonds will constitute senior unsecured debt obligations of the Issuer. As such, the Bonds will rank at least pari passu with each other and with all other unsecured obligations of the Issuer (save for such claims which are preferred by bankruptcy, insolvency, liquidation or other similar laws of general application). The Bonds will rank ahead of subordinated capital. The Guarantee will be an equivalently senior obligation of the Parent.

Listing:

The Issuer shall, within 60 days of the Initial Issue Date, cause the Bonds to be listed on either (i) the New York Stock Exchange or (ii) NASDAQ in New York (either such exchange, an “Exchange”). After listing, the Issuer shall ensure that the Bonds remain listed thereon until the Bonds have been redeemed or exchanged in full.

Guarantee:

All present and future obligations of the Issuer under the Finance Documents shall be guaranteed in full by the Guarantor. The Guarantee (which will be included in the Indenture) will be full and unconditional.

Finance Documents:	An indenture (the “Indenture”) and a corresponding global note.

Exchange Right:

Unless previously exchanged, redeemed, purchased or cancelled, the Bonds, including any accrued interest, may be exchanged at the holder’s option into ordinary, unencumbered freely tradeable (by non-affiliates of the Parent) and fully paid up shares in the capital of the Parent (the “Shares”) at the Exchange Price. For the avoidance of doubt, no cash settlement option will be available to the Issuer or the Parent.

Each Bondholder shall be entitled to exchange any or all of their Bonds for Shares at the Exchange Price at any time from the Initial Issue Date and up to Maturity Date (subject to the exercise period ending on the last business day prior to the Maturity Date) by sending a written notice to the Issuer. If an exercise of the Exchange Right gives rise to fractional Shares, the number of Shares resulting from the exchange shall be rounded down to the nearest whole share (fractional Shares will not be issued and cash will be paid in lieu of fractional Shares). The date of exchange will be no later than the third (3rd business day after the date on which the Paying Agent has received the notice from a Bondholder notifying the Paying Agent that it is exercising its Exchange Right.

Reference Price:	USD [**] per Share.

Initial Exchange Price:

USD [**] per Share(2) (as adjusted for any events between signing and closing that, had the Bonds then been outstanding, would have led to an adjustment per the dividend and anti-dilution protection described below).

Dividend and Anti-dilution Protection:

Dividend and anti-dilution protection through adjustment of the Exchange Price as per standard terms for physically-settled convertible bonds in the U.S. convertible bond market, adjusted to the extent appropriate and the fact that the Parent (which is the issuer of the Shares) is incorporated in Switzerland and has its Shares registered with the U.S. Securities and Exchange Commission (the “SEC”) and listed on The New York Stock Exchange.

Call Option:	Only as per “Early redemption at option due to a tax event” below.

Registration Rights:

Affiliated holders shall be entitled to customary demand, shelf and piggyback registration rights with respect to the Bonds, the Shares issuable upon the conversion of the Bonds, and other Shares received in the acquisition, including customary indemnification and contribution rights and provision for underwritten offerings.

Fundamental Change Events:

If a Change of Control Event has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(i)                                    subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer of the Change of Control Event, require early redemption of its Bonds at 101% of the Principal Amount plus accrued interest to, but not including, the date of redemption; or

(ii)                                 exchange the Bonds into Shares at an exchange price (COCEP) calculated as follows:

COCEP = OEP / (1 + (EP x (c/t))) where:

COCEP = Change of Control Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Change of Control Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

If a Listing Failure Event (together with a Change of Control Event (the “Fundamental Change Events”) has occurred, each Bondholder shall have the option to (at each Bondholder’s discretion):

(2)                                To be equal to the Reference Price multiplied with 1.225.

(i)                                         subject to a 60 business day option period calculated from the date the Bondholders received notice from the Issuer, require early redemption of its Bonds at 100% of the Principal Amount plus accrued interest; or

(ii)                                 exchange the Bonds into Shares at an exchange price (LFEP) calculated as follows:

LFEP = OEP / (1 + (EP x (c/t))) where:

LFEP = Listing Failure Exchange Price;

OEP = Exchange Price (as adjusted pursuant to the Indenture);

EP = Exchange Premium equal to 22.50%;

c = the number of days from and including the date of the Listing Failure Event to but excluding the Maturity Date; and

t = the number of days from and including the Initial Issue Date to but excluding the Maturity Date.

In the event of an early redemption pursuant to the above, settlement shall be five (5) banking days after the Paying Agent has received such request.

The Issuer will be required to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and any other applicable securities laws or regulations in connection with an exchange.

Change of Control Event:

The occurrence of an event or series of events constituting a “Change of Control Repurchase Event” as defined in that certain indenture by and among Transocean Inc., the guarantors party thereto and Wells Fargo Bank, National Association, dated July 21, 2016 (the “Existing Unsecured Indenture”) as adapted to apply to either of the Issuer or the Parent.

Listing Failure Event:	In the case of the Shares, that the Shares cease to be admitted to listing on The New York Stock Exchange or on another principal U.S. national securities exchange.

Information Undertakings:

The provision of applicable information and notices (including with respect to put option events) to the Bond Trustee and Bondholders as set forth in the Existing Unsecured Indenture and timely provision of reports under the US Exchange Act..

General Undertakings:

The following general undertakings as set forth in the Existing Unsecured Indenture:

•                  Payment of Securities (Section 4.04),

•                  Statement by Officer as to Compliance; Statement by Officer as to Default (Section 4.08),

•                  Further Instruments and Acts (Section 4.09),

•                  Consolidation, Mergers and Sale of Assets (Section 5.01); provided that the successor (if any) is organized under the laws of (i) the Cayman Islands, Bermuda, the British Virgin Islands, the United States or any State thereof (including the District of Columbia), England, Wales, Scotland, Ireland, Netherlands, Luxembourg or Cyprus, or (ii) any other jurisdiction that would not have a materially adverse change to the rights of the Bondholders.

in each case, adjusted where appropriate to address exchangeable notes structure (including application to the Parent and its Guarantee).

Event of Defaults:

The following Event of Default provisions (applicable to the Obligors) as set forth in the Existing Unsecured Indenture:

•                  non-payment of interest (Section 6.01(1)) or principal (Section 6.01(2)),

•                  failure to make offers in connection with Put Option Events (Section 6.01(3)),

•                  breach of other obligations (Section 6.01(4),

•                  failure of the Guarantee to be in full force and effect (6.01(5), and

•                  bankruptcy proceedings (Sections 6.01(6) and 6.01(7),

in each case, adjusted where appropriate to address exchangeable notes structure.

The following specific Events of Default will also apply:

Failure to Exchange:

1.                                           The Issuer fails to comply with its obligations to exchange the Bonds in accordance with the Indenture upon exercise of a Bondholder’s exchange right.

Ownership of the Issuer:

2.                                           The Issuer ceases to be 100% owned (directly or indirectly) by the Parent.

Bond Delisting Event:

3.                                           The Bonds have not been admitted for listing on an Exchange within 60 days following the Initial Issue Date or, in the case of a successful admission to listing of the Bonds, that a period of 60 days has elapsed since the Bonds ceased to be listed on an Exchange.

Tax Gross-up:

Subject to standard exceptions included in Sections 12.01(1) and 12.01(4) or any combination thereof of the Existing Unsecured Indenture and as set forth below under “Early put option due to tax event”, if any Obligor is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents the amount of the payment due will be grossed-up to such net amount which is (after making the required withholding) equal to the payment which would have been received if no withholding had been required.

Any public fees levied on the trade of Bonds in the secondary market shall be paid by the Bondholders, unless otherwise provided by law or regulation, and the Issuer shall not be responsible for reimbursing any such fees.

Early Put Option due to a Tax Event:

If the Issuer is required by law to withhold any tax from any payment in respect of the Bonds under the Finance Documents as a result of a change in applicable law implemented after the date of the Bond terms, the Issuer will have the right to offer to redeem all of the Bonds at a price equal to 100 % of the Nominal Amount (the “Tax Event Put Offer”). The Issuer shall give written notice of such offer to the Bond Trustee and the Bondholders at least 20 business days prior to the relevant repayment date, provided that no such notice shall be given earlier than 60 days prior to the earliest date on which the Issuer would be obliged to withhold such tax were a payment in respect of the Bonds then due. If the Issuer determines to make such Tax Event Put Offer, all Bonds remaining outstanding after the relevant repayment date shall no longer be subject to the tax gross-up provision set forth under “Tax Gross-up” set forth above.

Indenture:

The Indenture will regulate the rights and obligations with respect to the Bonds. In the event of any discrepancy between this term sheet and the Indenture, the provisions of the Indenture shall prevail.

The Indenture shall include provisions on the Bond Trustee’s right to represent the Bondholders, including a customary “no action” clause, meaning that no individual Bondholder may take any legal action against the Issuer individually other than as permitted under the Indenture (as further described in the Indenture). The Indenture will further contain provisions regulating the duties of the Bond Trustee, procedures for obtaining Bondholders’ consents and applicable requirements for Bondholders’ consent, whereas a sufficient majority of Bondholders may materially amend the provision of the Indenture or discharge the Bonds in part or in full without the consent of all Bondholders, other than in respect of specified customary terms requiring consent of each affected Bondholder (including those specified in the Existing Unsecured Indenture and the rights described under “Fundamental Change Events”), as well as other provisions customary for a bond offering as described herein.  Concurrently with any Tax Event Put Offer, Bondholders shall have the right to exchange their Bonds at a decreased exchange price calculated using the formula for reducing the exchange price in connection with a Change of Control Event.

Bond Trustee:	Wells Fargo Bank, National Association.

Paying Agent:	Wells Fargo Bank, National Association.

Securities Depository:	The Bonds will be registered in Cede & Co., as authorized representative of The Depository Trust Company.

Repurchase of Bonds:

The Issuer may purchase and hold Bonds and such Bonds may be retained, sold (provided they are fully fungible with other Bonds) or cancelled at the Issuer’s sole discretion (but Bonds so held will not be considered outstanding for purposes of any Bondholder action).

Subscription Restrictions:

The Bonds may be issued in a transaction exempt from registration under the U.S. Securities Act, and any state securities law. If this is the case, the Bonds may not be offered or sold within the United States to, or for the account or benefit of, any U.S. Person (as such terms are defined in regulations), except pursuant to an exemption from the registration requirements of the U.S. Securities Act and appropriate exemptions under the laws of any other jurisdiction. The applicable exemption for any Bonds offered and sold as part consideration for the Issuer’s acquisition of the shares in Songa Offshore SE or in settlement (or partial settlement) of Songa Offshore SE’s outstanding bonds and shareholder loan, and any related transfer restrictions, remain to be determined. Notwithstanding the foregoing, to the extent listed on an exchange as set forth herein, the Bonds will be registered with the SEC. Further details will be included in the voluntary offer document and/or bond tender form.

Transfer Restrictions:	The Bonds are freely transferable and may be pledged, subject to the following:

(i)                                    Bondholders may be subject to purchase or transfer restrictions with regard to the Bonds, as applicable from time to time under local laws to which a Bondholder may be subject (due e.g. to its nationality, its residency, its registered address, its place(s) for doing business). Each Bondholder must ensure compliance with local laws and regulations applicable at own cost and expense.

(ii)                                 Notwithstanding the above, a Bondholder which has purchased the Bonds in contradiction to mandatory restrictions applicable may nevertheless utilize its voting rights under the Bond terms provided that the Issuer shall not incur any additional liability by complying with its obligations to such Bondholder.

(iii)                              Bondholders that are affiliates of the Issuer or Parent may be subject to transfer restrictions mandatorily applicable under the U.S. Securities Act.

Governing Law:	New York law.

Exhibit 99.1

TRANSOCEAN ANNOUNCES AGREEMENT TO ACQUIRE
 SONGA OFFSHORE SE

•                  Strengthens Position as Undisputed Leader in Harsh Environment and Ultra-Deepwater Drilling

•                  Increases Contracted Backlog by USD $4.1 Billion, to a combined total of USD $14.3 Billion

•                  Generates Anticipated Annual Cost and Operational Synergies of approximately USD $40 Million

•                  Expected to Be Accretive on an EBITDA, Operating Cash Flow, and Net Debt / EBITDA Basis

•                  Recommended by the Songa Offshore board of directors and supported by approximately 76.6% of the shareholders signing irrevocable pre-acceptance agreements

ZUG, SWITZERLAND — August 15, 2017— Transocean Ltd. (“Transocean” or the “Company”) (NYSE: RIG) has reached an agreement with Songa Offshore SE (“Songa Offshore”) whereby it will, subject to certain conditions, make a Voluntary Exchange Offer (the “Offer”) to acquire 100 percent of the issued and outstanding shares of Songa Offshore, including shares issued before expiry of the offer period as a result of the exercise of warrants, convertible loans and other subscription rights.

The consideration in the Offer will be based upon NOK 47.50 per share of Songa Offshore, representing a 37.0% premium to Songa Offshore’s five-day average closing price of NOK 34.68 per share. The consideration implies an equity value of Songa Offshore on a fully diluted basis of approximately NOK 9.1 billion (USD $1.2 billion), and an enterprise value of approximately NOK 26.4 billion (USD $3.4 billion).

The transaction strengthens Transocean’s industry-leading position with the addition of Songa Offshore’s four “Cat-D” harsh environment, semisubmersible drilling rigs on long-term contracts with Statoil in Norway. Songa Offshore’s fleet also includes three additional semisubmersible drilling rigs. The transaction is expected to be accretive on an EBITDA, Operating Cash Flow, and Net Debt / EBITDA basis, and the Company anticipates annual expense synergies of approximately USD $40 million.

The combined company will operate a fleet of 51 mobile offshore drilling units with backlog of USD $14.3 billion consisting of 30 ultra-deepwater floaters, 11 harsh environment floaters, three deepwater floaters and seven midwater floaters. Additionally, Transocean has four ultra-deepwater drillships under construction, including two contracted with Shell for ten years each. Consistent with Transocean’s strategy of recycling older less capable rigs, Transocean anticipates re-ranking the combined fleet, which may result in additional rigs being recycled.

Jeremy D. Thigpen, President and Chief Executive Officer of Transocean said: “Songa Offshore is an excellent strategic fit for Transocean. With this combination, we add four new state-of-the-art Cat-D semisubmersible rigs to our existing fleet, further enhancing our position in the harsh environment market. We also demonstrate our continued commitment to the Norwegian market and strengthen our technical and operational presence in that region. Importantly, we add approximately USD $4.1 billion in contract backlog to our already industry-leading backlog of USD $10.2 billion, which provides us with even more visibility to future cash flows in this challenging market.”

Thigpen added, “We look forward to consummating the transaction and elevating the operational and financial performance of the combined company, creating incremental value for our customers and shareholders.”

Frederik Wilhelm Mohn, Chairman of Songa Offshore, said: “The combination of Songa Offshore and Transocean is a strategic fit. The combined company will have an unparalleled backlog backed by strong counterparties. By adding Songa Offshore’s four Cat-D rigs to Transocean’s existing harsh environment fleet, the combined company will be the leader within this segment which is showing signs of recovery.”

Transaction Details

The transaction is recommended by Songa Offshore’s board of directors and certain members of the senior management team, in addition to Songa Offshore shareholders Perestroika AS (“Perestroika”), funds beneficially owned by Asia Research & Capital Management Ltd., and York Capital Management Global Advisors, LLC, which collectively beneficially own 76.6% of Songa Offshore’s outstanding shares on a fully diluted basis and have all executed irrevocable pre-acceptance agreements pursuant to which they will agree to accept the Offer. These pre-acceptances cannot be withdrawn as a result of a superior offer from a third party. The remaining Songa Offshore shareholders have the option to accept the consideration as described below in Additional Transaction Elements.

Additionally, assuming the cash for equity component described below is fully exercised by the remaining shareholders the transaction will have the estimated values described below.

•                  Total transaction value of approximately USD $3.4 billion, including premium, comprises:

•                  USD $1.7 billion net assumed Songa Offshore debt

•                  USD $660 million estimated Transocean Inc. convertible bond

•                  USD $540 million estimated Transocean Ltd. equity

•                  USD $480 million estimated Transocean cash

As part of the transaction, Songa Offshore’s legacy fleet loan, and a portion of its unsecured bonds including the associated swaps are expected to be retired with cash. Songa Offshore’s remaining unsecured bonds and Perestroika’s shareholder loan will be satisfied with convertible bonds issued by Transocean Inc., as described below. The Songa Offshore Cat-D secured credit facilities will be assumed by Transocean, or refinanced as determined at a future date.

Additional Transaction Elements

•                  Terms of the Offer to Songa Offshore shareholders:

•                  Songa Offshore shareholders will receive consideration comprised of 50% Transocean Ltd. newly issued shares and 50% in convertible bonds exchangeable into new shares in Transocean Ltd.

•                  The exchange ratio is equal to 0.7145 times, based on the Transocean Reference Price of USD $8.39 per share and a USD/NOK exchange ratio of 7.9239 as per close August 14, 2017.

•                  Cash Option - Each Songa Offshore shareholder may elect to tender up to 2,631 Songa Offshore shares under the Offer for cash of NOK 47.50 per share, i.e. up to a total of NOK 125,000 in cash per Songa Offshore shareholder.

•                  Terms of Transocean Inc.’s convertible bond:

•                  Senior unsecured

•                  Issued at par

•                  Matures five years from issue

•                  Coupon of 0.5% per annum paid semi-annually

•                  Exchangeable into shares in Transocean Ltd.

•                  The Reference Price is USD $8.39 per share

•                  The Exchange Price will be set at a 22.5% premium to the underlying Reference Price

•                  Non-callable for the life of the instrument

No changes to Transocean’s executive management team or corporate structure are anticipated as a result of the combination. The Company will remain headquartered in Zug, Switzerland, with significant operating presence in Houston, Texas, Aberdeen, Scotland and Stavanger, Norway. The combined company’s board of directors following the completion of the acquisition will include Frederik Wilhelm Mohn, Chairman of the Board of Songa Offshore and owner of Perestroika AS, Songa Offshore’s largest shareholder.

As part of the transaction, Transocean intends to establish a harsh environment center of excellence in Norway to the extent practical and commercially viable, which could support other harsh environment markets.

Timing and Conditions

Upon Transocean acquiring at least 90% of the shares in Songa Offshore on a fully diluted basis through the Offer, it intends to make a compulsory acquisition of the remaining shares and to propose at a general shareholders meeting of Songa Offshore that an application be filed with the Oslo Stock Exchange to de-list the Songa Offshore shares.

Transocean expects to close the transactions contemplated by the Offer during the fourth quarter of 2017.

The Offer will not be made in any jurisdiction in which it would not be in compliance with the laws of such jurisdiction or where the making of the Offer would require filings, approvals or actions that are unduly onerous. This press release does not in itself constitute an offer.

As will be detailed and specified in the offer document when it becomes available, completion of the Offer will be conditional upon the satisfaction or waiver of customary conditions, including without limitation: (i) Transocean receiving acceptances for a minimum of 90 percent of the voting shares of Songa Offshore on a fully diluted basis, (ii) necessary regulatory approvals, (iii) completion of due diligence of Songa Offshore without material findings, and (iv) Transocean extraordinary general meeting approval.

The Offer is not subject to any financing conditions.

Advisors

Clarksons Platou Securities AS is acting as financial advisor to Transocean. King & Spalding is acting as legal advisor to Transocean with respect to U.S. law, and Wikborg Rein is acting as legal advisor to Transocean with respect to Norwegian law.

Conference Call Information

Transocean will conduct a teleconference call to discuss this transaction at 9:00 a.m. EDT, 3:00 p.m. CEST, on Tuesday, August 15, 2017. To participate, dial +1 719-457-2600 and refer to confirmation code 2635806 approximately five to 10 minutes prior to the scheduled start time of the call.

The teleconference will be simulcast in a listen-only mode over the internet and can be accessed at: www.deepwater.com, by selecting Investors, News, and Webcasts. Supplemental materials that may be referenced during the teleconference will be posted to Transocean’s website and can be found on the Investor Relations home page.

A replay of the conference call will be available after 12 p.m. EDT, 6 p.m. CEST, on August 15, 2017. The replay, which will be archived for approximately 30 days, can be accessed at +1 719-457-0820 passcode 2635806 and PIN 9876. The replay will also be available on the company’s website.

About Transocean

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. The Company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world.

Transocean owns or has partial ownership interests in, and operates a fleet of 44 mobile offshore drilling units consisting of 30 ultra-deepwater floaters, seven harsh environment floaters, three deepwater floaters and four midwater floaters. In addition, Transocean has four ultra-deepwater drillships under construction or under contract to be constructed. The Company also operates two high-specification jackups that were under drilling contracts when the rigs were sold, and the Company continues to operate these jackups until completion or novation of the drilling contracts.

About Songa Offshore

Songa Offshore is an international midwater drilling contractor with a strong presence in the harsh environment North Atlantic basin. Its fleet consists of seven midwater semisubmersibles and hold position as Statoil’s largest drilling service provider. With a robust management system, Songa Offshore has proven itself to be a focused midwater expert providing safe and cost efficient operations. Songa Offshore prides itself on working in the most challenging environments and under the most stringent regulatory regimes. Songa Offshore strives to be an employer of choice by recognizing the potential in people and investing in their development. Songa Offshore recognizes that having competent and passionate employees on our team is critical to our clients receiving safe and efficient drilling services.

Forward-Looking Statements

Statements regarding the Offer, as well as any other statements that are not historical facts, may be forward-looking statements that involve certain risks, uncertainties and assumptions. These forward-looking statements include, but are not limited to, estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects; timing of Transocean’s newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the expected timing and likelihood of the completion of the proposed acquisition of Songa Offshore SE (the “Transaction”), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for the

Transaction; the ability to successfully complete the Transaction, including the related exchange offers; regulatory or other limitations imposed as a result of the Transaction; the success of the business following completion of the Transaction; the ability to successfully integrate the Transocean and Songa businesses; the possibility that Transocean’s shareholder may not approve certain matters that are conditions to the Transaction or that the requisite number of Songa shares may not be exchanged in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that the announcement or completion of the Transaction could have adverse effects on the market price of Transocean’s or Songa’s shares or the ability of Transocean or Songa to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Transocean may be unable to achieve expected synergies from the Transaction or that it may take longer or be more costly than expected to achieve those synergies; and other factors including those and other risks discussed in Transocean’s most recent Annual Report on Form 10-K for the year ended December 31, 2016, and in Transocean’s other filings with the SEC, which are available free of charge on the SEC’s website at: www.sec.gov, and in Songa’s annual and quarterly financial reports made publicly available. All forward-looking statements included in this press release are based on information available to Transocean as of the date of this press release and current expectations, forecasts and assumptions. Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated. These risks and uncertainties include the risk that the Offer may not close for any reason, including the risk that the requisite number of Songa Offshore shares may not be tendered; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; and the other risks and uncertainties faced by each company, in the case of Transocean, as reported in its most recent Form 10-K, Forms 10-Q and other filings with the U.S. Securities and Exchange Commission. No forward-looking statements in this press release should be relied upon as representing Transocean’s views or expectations as of any subsequent date and Transocean does not undertake any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Additional Information

In connection with the Transaction, Transocean will file with the U.S. Securities and Exchange Commission (the “SEC”) a proxy statement (the “Proxy Statement”) and Transocean and Transocean, Inc. (“TINC”), will file a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the shares and bonds to be issued in the Transaction and the related exchange offers (the “Prospectus”). When available, Transocean will mail the Proxy Statement to its shareholders in connection with the vote to approve certain matters in connection with the Transaction and will distribute the Prospectus to certain Songa Offshore security holders in the United States in connection with the Transaction and related exchange offers contemplated by the transaction agreement. Transocean and TINC are also expected to file an offer document with the Oslo Stock Exchange and the Financial Supervisory Authority of Norway (the “Norwegian FSA”) pursuant to Chapter 6 and Chapter 7 of the Norwegian Securities Trading Act.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT AND/OR PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT OR PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the definitive Proxy Statement, Prospectus and Registration Statement, when available, and other relevant documents filed by Transocean with the SEC, at the SEC’s website at: www.sec.gov. In addition, Transocean’s shareholders may obtain free copies of the Proxy Statement and Prospectus and other relevant documents filed by Transocean and TINC with the SEC from Transocean’s website at: www.deepwater.com.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Transocean and TINC may file with the SEC in connection with the Transaction. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the Norwegian FSA and in documents that will be filed by Transocean and TINC with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and any applicable European and Norwegian regulations. The transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein com should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in the Solicitation

Each of Transocean, TINC, Songa Offshore and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from Transocean’ shareholders with respect to the approvals required to complete the Transaction and the solicitation of acceptances for the Offer. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, will be set forth in the Proxy Statement and Prospectus when they are filed with the SEC. Information regarding Transocean’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by Transocean with the SEC on March 16, 2017, and in the Annual Report on Form 10-K filed by Transocean with the SEC on March 7, 2017. Additional information regarding the interests of participants in the solicitation of proxies in respect of the extraordinary general meeting and the Offer will be included in the Proxy Statement to be filed with the SEC. These documents are available to Transocean’s shareholders free of charge from the SEC’s website at: www.sec.gov and from the investor relations section of Transocean’s website at: www.deepwater.com.

Additional information about Transocean Ltd. can be found at: www.deepwater.com.

Analyst Contacts:
Bradley Alexander
+1 713-232-7515

Diane Vento
+1 713-232-8015

Media Contact:
Pam Easton
+1 713-232-7647

Exhibit 99.2

Transocean’sPresentation: AgreementoAcquireSonga Offshore August 15, 2017

Transocean's Presentation:
Agreement to Acquire Songa Offshore
August 15, 2017
Transocean

LegaDl isclaimer Thestatementsdescribedinthispresentati onthaat renoht istoricaflactsareforwar d-lookingstatements withinthemeaningo f Section27AotfheSecurities Acot1f 933a,samendeda, nd Section21EotfheSecuritiesExchangeAcot1f 934a,samended. Thesestatementscontainwords suchas"possible,"intend,"w ill,"if,"expect,"oor thesrimilaer xpressionsF.orward-lookingstatementsarebasedonmanagement’s currenet xpectationsandassumptionsa,nd aresubjectoinherenut ncertainties, ri sksandchangesincircumstances thaat redifficultopredict. Asaresulta,ctuarlesultscoul diffemr ateriallyfromthoseindicatedinthes eforward-lookingstatem entsF. actorsthactoul dcauseactuarlesultstodiffemr ateriallyincludeb, uatrenoltimited edshipyardprojectsandotheor ut-of-servicetimes,alesof operationsa,ctionsbycustomersandothetrhirdpartiest,hefuture e proposedacquisitionoSf ongaOffshoreSE(the“Transaction”), toe, stimateddurationocfustomecrontractsc,ontracdt ayrat drillingunitst,imingotfhecompany’snewbuil deliverieso, p pricesoof ialndgast,heintentiontoscrapcertaindrillingri includingthetimingr,eceipat ndtermsandconditionsoafnyrequ abandontheTransactiont;heoccurrenceoafnyeventc,hangeor eamountsf,uturecontracctommencemendt atesandlocationsp, lann eratinghazardsanddelaysr,isks associatedwithinternational gst,h expectedtimingandlikelihoodotfhecompletionotfh iredgovernmentaalndregulatoryapprovalsotfheTransaction thactouldreduceanticipatedbe nefitsocrausethepartiesto othecrircumstancesthactouldgi verisetotheterminationof thetransactionagreemen ftotrheTransactionr;egulatoryoor ther limitationsimposedasaresulottfheTr businessest;hepossibilitythat tenderedinthepublicexchange ansactiont;hesuccessotfhe businessfollowingcompletionotfheTransactiont;heab ilitytosuccessfullyintegrat etheTransoceanandSonga Transocean’ shareholdersmaynoatpprovecertai offert;heriskthathepartiesmaynobt eable nmattersthaat recondit ionstotheTransacti onotrhatherequisitenumbeorSf ongasharesmaynobt e tosatisfytheconditionstoclosingotfheTr ansactioninatimelymanneorarat llr;isksrelatedtodisruptionof ansactioncouldhaveadvers effectsonthemarkept riceof managementimefromongoingbusinessoperationsduetotheTransa Transocean’soSr onga’ sharesotrheabilityoTf ransoceanor ctiont;heriskthatheannouncemenotcrompletionotfheTr Songatoretaincustomersr,etainohr irekeypersonnelm, aintai n relationshipswiththeirespecti vesuppliersandcustomersa,nd ontheior peratingresultsandbusinessesgene expectedtoachievethosesynergiesa; ndot 2016a,ndinthecompany'sothefrilingswi rallyt;heriskthaTt ransoceanmaybe hefractorsi,ncludingthoseandotherisk ththeSECw, hichareavailablefreeocfh unabletoachiev expectedsynergiesfrom sdiscussedinthecompany'smosrtecent argeontheSEC'swebsiteawt:ww.sec.gov theTransactionotrhaitmt aytakelongeorbr emorecostlythan AnnuaRl eporot nForm10-Kfotrheyeaer ndedDecembe3r 1, a,ndinSonga’sannuaalndquarterlyfinanciarleportsmade recta,ctuarlesultsmayvarymateriallyfromthoseindicatedA. ll publiclyavailable. Shouldoneomr oreotfheserisksour ncerta intiesmaterializeo,srhouldunderlyingassumptionsproveincor subsequenwt rittenandoraflorward-looking statementsattributabletothecompanyotropersonsactingonoubr ehalaf r expre sslyqualifiedintheier ntirety byreferencetotheserisksand uncertaintiesY. oushouldnopt laceunduerelianceonforward-look ingstatementsE. achforward-l ookingstatemenst peaksonlyas ancesthaot ccuro,wr hich otfhedateotfheparticulasrtatementa, ndweundertakeno webecomeawareofa,ftetrhedatehereofe, xcepat sotherwise antitativeschedulesonthecompany’swebsiteat: obligationtopubliclyupdateorevisean yforward-lookingstatements toreflecet ventsocrircumst mayberequiredbylawA. lnl on-GAAPfinanciaml easurereconcilia www.deepwater.com. tionstothemosctomparativeGAAPmeasurearedisplayedinqu AdditionaIlnformation andWheretoFindIt InconnectionwiththeTransactionT,ransoceanwilflilewithth TransoceanI,nc(.“TINC”)w, ilflileaRegistrationStatemenot nFo eU.SS. ecuritiesandExchangeCommission(the“SEC”ap) roxy st atemen(tthe“ProxyStatement”a) ndTransoceanand rmS-4(the“RegistrationStat ement”c)ontainingaprospectu s withrespectothesharesan dbondstobeissuedinthe Transactionandtherelatedexchangeoffers mattersinconnectionwiththeTransactionan (the“Prospectus”)W. henavai lableT, ransoceanwilml ail theProxyStatementoits shareholdersinconnectionwiththevotetoapprovecertain tatesinconnectionwiththeTransactionandrelatedexchangeoffers pervisoryAuthorityoNf orway(the“NorwegianFSA”). dwildl istributetheProspectustocertai nSongasecurityholdersintheUnitedS contemplatedbythetransactionag reementT. ransoceanandTINCare alsoexpectedtofileanoffe dr ocumenwt iththeFinancial Su 2

LegaDl isclaime(rcontinued) INVESTORSANDSECURITYHOLDERSAREURGEDTO READCAREFULLYTHEDEFINITIVEPROXYSTATEM ENTAND/ORPROSPECTUSREGARDINGTHETRANSA CTIONIN ITS/THEIRENTIRETYWHENTHEY DEFINITIVEPROXYSTATEMENTOR BECOMEAVAILABLE(INCLUDINGANYAMENDMENTSORSUPPLEMENTSTHERET OO) RANYDOCUMENTSWHICHAREIN CORPORATEDBYREFERENCEINTHE PROSPECTUSB, ECAUSETHEYWILLCONTAINIMPORTANTINFORMATIONABOU THETRANSACTIONY. oumayobtainf,reeocfhargec,opiesotfh e definitiveProxyStatementP, rospectusand RegistrationStatementw, henavai lablea,ndotherelevandt ocume ntsfiledbyTransoceanwithth eSECa,theSEC’swebsiteat www.sec.govI.nadditionT,ransoce an’shareholdersmayobtain freecopiesotfheProxyStatemenat ndProspe ctusandotherelevandt ocu mentsfiledbyTransoceanandTINCwiththeSECfrom Tr ansocean’swebsiteaht ttp://www.deepwater.com. Thiscommunicationdoesnoctonstituteanoffetrobuyoer xchan whichsuchoffers,aleoer xchangewouldbeunlawfupl riotro geo,trhesolicitationoafnoffetroseloler xchangea, nyse registrationoqr ualificationundetrhesecuritieslawsoafnysu curitiesn, osrhaltlherebeanysaleosfecuritiesinanyjurisdictionin chjurisdictionT.hiscommunicationisnoatsubstitutefoarny tionT. hefinatlermsandfurthepr rovisionsregardingthepublic prospectusp, roxystatemenotarnyothedr ocu offewr ilbl edisclosedintheoffedr ocument menthaTt ransoceanandTINCmayfilewiththeSECinconnectionwiththeTransac aftetrhepublicationhasbeenapproved bytheNorwegianFSAandindocumentstha ioncontainedhereinw, ilnl obt e wt ilbl efiledbyTransoceanand accepted. TINCwiththeSECN. omoney, securitiesoor thecronsiderationisbeingsoliciteda,ndi,f senitnresponsetotheinformat Noofferingosfecuritie shalbl emad ex cepbt ymeansoafprospectusmeetingthere quirementsotfheU.S. SecuritiesAcot f 1933a,samendeda,ndanyapplicableEuropeanandNorwegian regulationsT.hetransactionanddistributionotfhisdocumenmt hereincomshouldinformthemselvesabouatndobserveanysuchre ayberestrictedbylawincert ainjurisdictionsandpersonsin towhosepossessionanydocumenot r otheirnformationreferredto strictionsA. nyfailuretocomplywiththeserestrictionsmay constituteaviolationotfhesecuritieslawsoafnysuch jurisdictionN. oofferingosfecu ritieswilbl emadedirectlyoirndirectlyi,noirntoanyjurisdictionwheretodosowould be inconsistenwt iththelawsosfuchjurisdiction. ParticipantsintheSolicitation EachoTf ransoceanT, INCS, ongandtheire proxiesfromTransoceans’hareholderswith theidentityotfhesepotentiapl articipants ProspectuswhentheyarefiledwiththeSE spectivedirectorsandexecutiveofficers andothemr embersomf anagemenat ndemplo yeesm, aybedeemedtobepartic acceptancesfotrheOfferM. ore ipantsinthesolicitationof detailedinformationregarding respectotheapprovalsrequ a,ndanydirecotirndirecitntereststhey iredtocompletetheTransactionandthesolicitation of mayhaveintheTransactionb, ysecurit y holdingsoor therwisew, ilbl eseftorthintheProxyStatemenat nd thedefinitiveproxystatemenot nSchedule14Afiledby 17A. dditionailnformationregardingtheinterestsof CI.nformationregardingTransocean’sdirect orsandexecutiveofficersi seftorth in TransoceanwiththeSEConMarch162, 017andintheAnnuaRl epo participantsinthesolicitationopf roxiesinrespecottfhe rot nForm10-KfiledbyTransoceanwiththeSEConMarch72, 0 extraordinarygeneraml eetingan dtheOffewr ilbl eincludedin th eProxyStatementobefiledwi ththeSECT. hesedocumentsare availabletoTransocean’ shareholdersfr eeocfhargefromtheSEC’swebsiteawt ww.se c.govandfromtheinvestorrelationsec tionoTf ransocean’swebsiteawt ww.deepwater.com. 3

TransactionBenefits StrengthensTransocean’spositionastheundisputedleadeirnharsh environmenatndultra-deepwatedr rilling Addsfoucrontractedh, igh-specification harshenvironment semisubmersiblestothefleet IncreasesTransocean’sindustryleadingbacklogby~$4.1billion into 2024 StrengthensTransocean’srelationshipwithStatoilas, trategic customeri,nadesirablemarket Providescosatndoperationaslynergies o~f $40millionannually ExpectedtobeaccretiveonkeymetricsincludingE:BITDAO, perating CashFlowa,ndNeDt ebE/tBITDA 4

Transaction Benefits

- ✓ Strengthens Transocean's position as the undisputed leader in harsh environment and ultra-deepwater drilling
- ✓ Adds four contracted, high-specification harsh environment semisubmersibles to the fleet
- ✓ Increases Transocean's industry leading backlog by ~$4.1 billion into 2024
- ✓ Strengthens Transocean's relationship with Statoil, a strategic customer, in a desirable market
- ✓ Provides cost and operational synergies of ~$40 million annually
- ✓ Expected to be accretive on key metrics including: EBITDA, Operating Cash Flow, and Net Debt / EBITDA

Transocean 4

High-SpecificationHarshEnvironment Semisubmersibles* Contracted *Songa’srigsareinitiallycontractedfo8ryear termswithStatoild; ayratesrangefrom$444K-$490K 5

High-Specification Harsh Environment Contracted Semisubmersibles*

Songa Equinox

Songa Encourage

Songa Endurance

Songa Enabler

* Songa's rigs are initially contracted for 8 year terms with Statoil; dayrates range from $444K - $490K

Transocean
5

StrengthensTransocean’sFleet 60 55 HarshEnvironmenFtloaters HarshEnvironmenUt ndeCr onstruction Ultra-DeepwateFrloaters Ultra-DeepwateUr ndeCr onstruction Deepwate&rMidwateFrloaters 50 48 11 7 40 33 30 30 8 1 26 30 18 20 18 14 14 19 11 4 10 7 4 3 7 4 7 13 14 4 4 3 5 10 7 7 5 0 1 RIG/ SONG RIG SDRL ESV/ ATW DO NE ORIG SONG PACD RDC SourceF:leeSt tatusReports 6 # oFfloaters

Strengthens Transocean's Fleet

60
50
40
30
20
10
0
# of Floaters
55
11
30
4
10
48
7
30
4
7
33
8
1
19
5
26
18
3
5
18
11
7
14
13
1
14
14
7
4
3
7
7
4
4
Harsh Environment Floaters
Harsh Environment Under Construction
Ultra-Deepwater Floaters
Ultra-Deepwater Under Construction
Deepwater & Midwater Floaters
RIG / SONG
RIG
SDRL
ESV / ATW
DO
NE
ORIG
SONG
PACD
RDC

Source: Fleet Status Reports

Transocean

6

TransoceanFleeTt ransformation UDW&HEFloaters UDW&HEFloaters 34 45 HS Jackups DW& MW OtheRr igs 49 OtheFrloaters ~10 DW&MW * Includesrigscurrentlyundecronstruction 7

Transocean Fleet Transformation

April 2013 | **Pro Forma Combined Fleet***

UDW & HE Floaters
34
HS
Jackups
DW &
MW
Other Rigs
49
UDW & HE Floaters
45
DW & MW
Other Floaters
~10

- To date 33 floaters recycled with a continued focus on retiring older, less capable assets
- Rigs in the combined fleet will be re-ranked, which may result in additional rigs being recycled

* Includes rigs currently under construction

Transocean
7

~40%IncreasetoTransocean’sIndustry-Leading Backlog 3.0 Ove9r 0%withInvestmenGt radeCompanies $2.7 2.5 $2.3 SongaOffshore $2.0 2.0 Transocean $1.7 $1.6 $1.6 1.5 $1.3 $1.1 1.0 0.5 0.0 Remaining 2017 2018 2019 2020 2021 2022 2023 2024-28 * Contractedoperatingdayratemultipli edbythecontracdt urationfofrutu reperiodsasof latespt ublic gt operatetwojackupsinThailand. backlog. Alsoincludesagreemenwt ithBorDr rillin 8 US$billions ProForma$14.3BillionContracBt acklogoCf ombinedCompany*

~40% Increase to Transocean's Industry-Leading Backlog

Pro Forma $14.3 Billion Contract Backlog of Combined Company*

Over 90% with Investment Grade Companies
Songa Offshore
Transocean
US$ billions
3.0
2.5
2.0
1.5
1.0
0.5
0.0
$1.6
0.4
1.2
Remaining 2017
$2.7
0.7
2.0
2018
$2.0
0.7
1.3
2019
$1.7
0.7
1.0
2020
$1.6
0.6
1.0
2021
$1.3
0.6
0.7
2022
$1.1
0.4
0.7
2023
$2.3
2.3
2024-28

* Contracted operating dayrate multiplied by the contract duration for future periods as of latest public backlog. Also includes agreement with Borr Drilling to operate two pickups in Thailand.

Transocean

8

TransactionSummary •$660millionestimated– IssueTransoceanIncc.onvertiblebond acceptances meetingapproval *Excludesexistingcontracbt acklog **Estimates, ubjectomixoffinaclonsideration 9 Proposed Transaction Transoceantoexchangealol utstandingsharesoSf ongaOffshorewith50%RIG equity5, 0%convertiblebondw; ithcappedcashoptioncomponent Consideration Summary •Totaclonsiderationo~f $3.4billion: •$1.7billion– AssumeSongaOffshore’snedt ebt •$540millionestimated – IssueTransoceanLtde. quity •$480millionestimated– Transocean cashcontribution Pre-acceptances •76.6%oSf ongaOffshoreshareholdershavexecutedirrevocablepre-ProForma Ownership** •~76% Transoceanshareholders •~24%SongaOffshoreshareholdersandbondholders Board Representation •FrederikWilhelmMohn SelecCt losing Conditions •90%SongaOffshoreshareholdearpprov alT; ransoceanextraordinarygeneral •Customary closingconditionsi,ncludingregulatoryapprovals Timeline •Targetedclosing– Q42017

Transaction Summary

Proposed Transaction	Transocean to exchange all outstanding shares of Songa Offshore with 50% RIG equity, 50% convertible bond; with capped cash option component

Consideration Summary	• Total consideration of ~$3.4 billion:
	  • $1.7 billion – Assume Songa Offshore's net debt
	  • $660 million estimated – Issue Transocean Inc. convertible bond
	  • $540 million estimated – Issue Transocean Ltd. equity
	  • $480 million estimated – Transocean cash contribution

Pre-acceptances	• 76.6% of Songa Offshore shareholders have executed irrevocable pre-acceptances
Pro Forma Ownership**	• ~76% Transocean shareholders • ~24% Songa Offshore shareholders and bondholders
Board Representation	• Frederik Wilhelm Mohn
Select Closing Conditions	• 90% Songa Offshore shareholder approval; Transocean extraordinary general meeting approval • Customary closing conditions, including regulatory approvals
Timeline	• Targeted closing – Q4 2017

* Excludes existing contract backlog
** Estimate, subject to mix of final consideration

Transocean
9

VoluntaryOffer– KeyTerms Ltda.nd50%convertiblebondsissuedbyTransocean withacappedcashoptioncomponendt escribedbelow 10 SongaOffshore Shareholders– Consideration • Combinationo5f 0%newlyissuedsharesoTf ransocean Ince. xchangeableintonewsharesoTf ransoceanLtd.; SongaOffshore Shareholders-CappedCash Option • EachSongaOffshoreshareholdemr ayelectotendeur p to2,631SongaOffshoresharesundetrheOffefrocrash oNf OK47.50pesrharei,.eu. ptoatotaolNf OK125,000 incashpeSr ongaOffshoreshareholder

Voluntary Offer– Key Terms

Songa Offshore Shareholders – Consideration	• Combination of 50% newly issued shares of Transocean Ltd. and 50% convertible bonds issued by Transocean Inc. exchangeable into new shares of Transocean Ltd.; with a capped cash option component described below
Songa Offshore Shareholders - Capped Cash Option	• Each Songa Offshore shareholder may elect to tender up to 2,631 Songa Offshore shares under the Offer for cash of NOK 47.50 per share, i.e. up to a total of NOK 125,000 in cash per Songa Offshore shareholder

Transocean
10

ConvertibleBond– KeyTerms issuedbyTransoceanInc. 11 Price • Apt arU, SD$660millionestimatedocfonvertibledebt Reference Price • USD$8.39pesrhare Maturity • Q42022f,iveyearsfromissuedate Coupon • 0.5%pearnnump, ayablesemi-annually Conversion Price • ConversionPricewilbl eseata2t 2.5%premiumtothe underlyingReferencePrice Status • Seniour nsecured Other • Non-callablefotrhelifeotfheinstrument

Convertible Bond – Key Terms

Price	• At par, USD $660 million estimated of convertible debt issued by Transocean Inc.
Reference Price	• USD $8.39 per share
Maturity	• Q4 2022, five years from issue date
Coupon	• 0.5% per annum, payable semi-annually
Conversion Price	• Conversion Price will be set at a 22.5% premium to the underlying Reference Price
Status	• Senior unsecured
Other	• Non-callable for the life of the instrument

Transocean
11

CosO/t perationSalynergies G&Acosot ptimization OEMmaintenanceagreements Supplychainl/ogisticsavings Performancefficienciets/echnologry/eatlimedecisionmaking Insurancepremiumreductions LeadingindustryUDW/HEexperience/ fleemt anagemenwt ithaproposed newHarsEhnvironmenCt enteorEfxcellenceinNorway 12

Cost / Operational Synergies

- ✓ G&A cost optimization
- ✓ OEM maintenance agreements
- ✓ Supply chain / logistics savings
- ✓ Performance efficiencies / technology / real time decision making
- ✓ Insurance premium reductions
- ✓ Leading industry UDW/HE experience / fleet management with a proposed new Harsh Environment Center of Excellence in Norway

Expected Annual Synergies

~$25 million reduction of expected pre-tax annual administrative expenses

~$15 million reduction of expected pre-tax annual operational expenses

Transocean

12

StrongLiquidity– ProFormaThrough12/31/19 4.0 1.2B 3.0 ~$1.7B* ~$2.2B 2.0 1.0 ~$0.6B-$1.0B 0.0 Casha6t /30/17, proforma OperationsCash Flowthrough 2019** CapExthrough 2019 Debt-Duethrough 2019 ProjectedLiquidity a1t 2/31/19 *ExcludesEksportfinansdebt **SourceT: ransoceanandconsensusestimates 13 US$Billions PotentiaFl utureRevolving CrediFt acilityandSecured FinancingCapacity ~$0.8B– ~$0. 7B

Strong Liquidity – Pro Forma Through 12/31/19

Potential Future Revolving Credit Facility and Secured Financing Capacity
US$ Billions
4.0
3.0
2.0
1.0
0.0
~$2.2B
~$0.8B – 1.2B
~$0.7B
~$1.7B*
~$0.6B - $1.0B
Cash at 6/30/17, pro forma
Operations Cash Flow through 2019**
CapEx through 2019
Debt-Due through 2019
Projected Liquidity at 12/31/19

* Excludes Eksportfinans debt

** Source: Transocean and consensus estimates

Transocean

13

* 2018 NeDt ebC/t onsensusEBITDA* 30.0 25.0 20.0 15.0 10.0 5.0 0.0 DOSonga RIG/RIGRDCESVNESDRLATW Offshore Songa Offshore ProFormaSource: Bloomberg and company filings 14 ProFormaCombinedCompanyHasOneOf TheLowesLLteverageRatiosAmongPeers

Net Debt / Consensus EBITDA*

30.0
25.0
20.0
15.0
10.0
5.0
0.0
Pro Forma Combined Company Has One Of The Lowest Leverage Ratios Among Peers
3.8
5.3
5.3
5.3
5.9
5.9
7.8
14.2
51.5
DO
Songa Offshore
RIG / Songa Offshore Pro Forma
RIG
RDC
ESV
NE
SDRL
ATW

Source: Bloomberg and company filings
* 2018

Transocean

14

* ProFormaAdjustedDebt MaturityProfileaCt losing 4.0 Offshore 3.5 $3.1 Transocean 3.0 2.5 2.0 $1.8 $1.7 1.5 3.0 1.0 0.5 0.0 2017-2019 2019 2020-2022 2023-2024 2025+ * Pro Forma adjusted debt excludes Eksportfinans debt 15 US$billions So nga RIG’s$3BRevolvinCgredit Facility(CurrentlyUndrawn) $2. 6

Pro Forma Adjusted Debt* Maturity Profile at Closing

Songa Offshore
Transocean
RIG's $3B Revolving Credit Facility (Currently Undrawn)
US$ billions
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
$1.7
0.5
1.2
3.0
$3.1
1.3
1.8
$1.8
1.8
$2.6
2.6
2017-2019
2019
2020-2022
2023-2024
2025+

* Pro Forma adjusted debt excludes Eksportfinans debt

Transocean
15

Conclusion Combinestwoprominenot ffshoredrillersr,esultingin: Ahigh-gradedfleeta,ddingfouhr arshenvironmenstemisubmersibles Abacklogo~f $14.3billionsupportedalmoset ntirelybyinvestmengt rade customers AstrengthenedfootprinitnharshenvironmenatreasincludingNorway, CanadaU, Ka,ndtheArctic Acontinuedstreamliningotfhecombinedfleeatndorganizationsafely deliveringmorefficiendt rillingservicest oucrustomers FurthesrolidifiesRIGastheundisputedleadeirnUDWandHE 16

Conclusion

Combines two prominent offshore drillers, resulting in:

- ✓A high-graded fleet, adding four harsh environment semisubmersibles
- ✓A backlog of ~$14.3 billion supported almost entirely by investment grade customers
- ✓A strengthened footprint in harsh environment areas including Norway, Canada, UK, and the Arctic
- ✓A continued streamlining of the combined fleet and organizations safely delivering more efficient drilling services to our customers

Further solidifies RIG as the undisputed leader in UDW and HE

Transocean

16

Transocean’sPresentation: AgreementoAcquireSonga Offshore August 15, 2017

Transocean's Presentation:
Agreement to Acquire Songa Offshore
August 15, 2017
Transocean